UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)

☒   **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended _____

OR

☐   **ANNUAL TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ **to** _____

Commission file number _____

INNEXUS BIOTECHNOLOGY INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1400 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3G2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the Registrant's classes of capital of common stock as of May 21, 2004:   **17,567,907 Common Shares**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _____   No ____   **Not Applicable**

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 **X**   Item 18 _____

INNEXUS BIOTECHNOLOGY INC.
FORM 20-F

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including "will", "believes", "may", "expects", "should", "seeks", "anticipates" or "intends" or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of the Company's technologies; the timing and results of clinical studies, if any, related to the Company's technologies; future operations, products and services; the impact of regulatory initiatives on the Company's operations; the size of and opportunities related to the markets for the Company's technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this registration statement are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company, including without limitation:

- our history of operating losses and uncertainty of future profitability;
- our lack of working capital and uncertainty regarding our ability to continue as a going concern;
- uncertainty of access to additional capital;
- reliance on third party collaborations and license arrangements
- risks inherent in pharmaceutical development business;
- competition in the pharmaceutical industry;
- uncertainties relating to regulatory approval;
- reliance on proprietary technology;
- product liability claims and insurance;
- dependence on third party strategic partners,
- reliance on key personnel; and
- other factors discussed in the section entitled "Risk Factors."

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

GLOSSARY OF TERMS

Except as otherwise defined, the following terms, when used in this Registration Statement, shall have the meanings set out next to such term below:

TECHNICAL GLOSSARY:

"ADC"	Antibody-drug conjugates;
"ADEPT"	Antibody-directed enzyme pro-drug therapy - Administration of an antibody conjugated to an enzyme, followed by administration of an inactive or prodrug form of a chemotherapeutic drug. The antibody-enzyme, localized to a tumor site acts on the prodrug, converting it to an active form and kills the tumor cells in the vicinity;
"Antibodies"	Natural protein molecules that are able to target and bind to other molecules, cells, viruses and bacteria and in certain cases kill or eliminate the targeted entity;
"antibody based imaging"	The administration of monoclonal antibodies with gamma-ray emitting isotopes attached and their subsequent detection by external, gamma camera scintigraphy;
"antibody-dependent cellular cytotoxicity (ADCC)"	The killing or cytostasis of cells targeted with antibodies by immune cells mediated through binding of the Fc portion of the antibody to Fc receptors of the immune cells;
"Antigen"	A molecule, cell, virus bacteria or other target of an immunogenic response which is recognized and bound by an antibody;
"Apoptosis"	Programmed cell death typically characterized by breakdown of chromosomes into DNA strands;
"apoptotic cascade"	A series of enzymatic reactions, initiated by a signal, usually from the surface of the cell, that results in the triggering of the genes in the nucleus involved in apoptosis or genetically-determined cell death;
"Autoimmune disease"	Any illness in which a person's immune system attacks their own body;
"autophillic"	An affinity or binding capability of a protein, and in particular, an antibody for itself;
"B-cell"	One type of cell of the immune system, responsible for the production of antibodies;
"BIO"	Biotechnology Industry Organization;
"Biologic"	Any naturally occurring or synthetically derived analogue of a naturally occurring virus, therapeutic, serum, toxin, antitoxin, or analogous product applied to the prevention, treatment or cure of diseases or injuries in humans. Often used in the biotechnology industry to refer to peptides and proteins produced from cell lines;
"BLA"	Biologics License Application – a license application which, when approved by the FDA, allows for the manufacture and sale of a biologic drug;
"CDR2"	The second hypervariable region of an antibody that contains the amino acid residues that contact or bind to the target antigen;

"cell membranes"	The most external or "plasma" membrane of the cell;
"Chemotherapy"	Treatment using chemical drugs;
"chimeric mAb"	A monoclonal antibody in which most if not all of the amino acids originating from another animal (for example, a mouse mAb) and which elicit an immune response in humans have been replaced with human sequences which are not immunogenic;
"chimeric mouse"	Means a genetically engineered mouse which has a mix of mouse and human genes and, in particular, a human immune system;
"CIP"	Continuation-in-part patent filing disclosing additional claims or other material pertinent to an existing patent or patent application;
"Clinical Trial"	A organized, testing of a new experimental drug in patients for a defined clinical end-point;
"complement-mediated cytotoxicity (C'MC)"	The killing of cells targeted with antibody thru interaction of the antibody with the components of the complement system in the blood stream;
"conjugation"	Binding of one or more distinct proteins, toxins, drugs or isotopes to another protein, typically an antibody by non-covalent or covalent means;
"crosslinking"	The bridging between 2 adjacent antigens on the surface of cells by an antibody or other protein;
"Cytometry"	The use of color emitting dyes to detect binding to cells through detection and quantification with laser-based instruments;
"cytotoxic"	A toxic effect, killing or inhibition of growth of new cells;
"diabodies"	Small antibody fragments with two antigen-binding portions, linked together;
"DNA"	Deoxyribonucleic acid – the basic building blocks of chromosomes which contain genetic information of the cell;
"Drug Candidate"	One of several agents identified during the research and development process that have the potential to be selected as a lead compound for human clinical studies;
"effector functions"	The properties of an antibody, mediated through its Fc region, to initiate immune reactions to targeted cells or pathogens;
"ELA"	Establishment license – a license to use particular facilities for the manufacturing of a drug;
"Epitope"	The particular sequence of amino acids (protein building blocks) bound by a specific antibody;
"FDA"	Food and Drug Administration – the U.S. government agency which regulates the manufacture, use and sale of human drugs and diagnostic products in the United States;
"genetically-engineered"	Isolation of the genes for antibodies or other proteins, their alteration and expression in microorganisms;
"GMP"	Good manufacturing practices, as determined pursuant to the applicable policies and practices established by the FDA with respect to their oversight of applicable manufacturing operations;
"heterologous anti-immunoglobulin"	Antibodies or antibody preparations from an animal used in humans or human antibodies used in animals;

"high affinity"	Refers to an antibody with high binding strength;
"humanization"	The genetic engineering of a antibody, derived from an animal, into a form that does not elicit an immune response in people, typically by substitution of most of the antibody (not the combining site) with human sequences;
"hydrophobic"	"Water hating" literally, meaning the property of a chemical or protein to not readily dissolve in water or to have an affinity for lipids such as found in membranes;
"Idiotope"	The amino acids within an antibody that interact with the target antigen and which itself is recognized by another antibody – an anti-idiotype;
"immunogenic"	The ability to elicit or initiate an immune response;
"Immunosuppressive"	A drug or treatment which reduces an immune response as in the treatment of auto-immune diseases and organ transplants – often this can occur through killing or preventing regeneration of blood cells;
"immunotherapeutics"	Any type of therapeutic approach using a component of the immune system or compounds to stimulate the immune system;
"IND"	Investigational New Drug Application;
"intracellular proteins"	Proteins within the cell not on the surface of the cell;
"intracellular signaling apparatus"	A series of enzymes or other molecules within cells that respond to external stimuli by interaction with another protein or molecule until ultimately a biological process is initiated, turned off or slowed or increased;
"mAb"	A monoclonal antibody;
"Metabolism"	The sum of all the physical and chemical processes by which cells maintain themselves and make energy available for their use;
"monoclonal antibody"	An antibody, isolated from a single B-cell and expanded in the laboratory and having a defined specificity for a target antigen;
"MTS"	Membrane translocating sequence;
"multimeric ScFv"	Genetically-engineered, single-chain Fv fragments or only the portion of the antibody able to bind the target antigen; such fragments are engineered into clusters of binding sites;
"NCE"	New chemical entity;
"NDA"	New drug application;
"nucleotide-binding site"	A site within the antigen combining region of antibodies that binds nucleotides such as adenosine;
"off rate"	The rate at which an antibody disassociates from its target antigen;
"opsonization"	The ability of an antibody, when bound to a pathogen in the blood or tissues, to cause the engulfment and killing of the pathogen by immune cells;
"pathogens"	Bacteria, viruses or protozoan worms that upon entry into the body cause disease;
"PCT"	Patent Co-Operation Treaty: the international treaty among the United States, Canada and a number of other countries respecting the reciprocal recognition and enforcement of patents granted by member countries who are signatory to the treaty;

"Peptides"	Small pieces of protein, isolated from natural sources or synthesized chemically;
"peptidyl conjugates"	Conjugates of antibodies with peptides;
"phage display"	A "library" approach to screening large numbers proteins or peptides displayed on bacteriophages;
"phagocytosis"	Similar to the term opsonization but not requiring antibody; mediated by inflammatory cells;
"Phase 1 clinical study"	Earliest stage of human clinical trials, usually used to test a drug for maximum tolerated dose, toxicity and other safety related purposes;
"Phase 2 clinical study"	Patient trial usually used to assess the early effectiveness or to define a patient population that could benefit from the drug;
"Phase 3 clinical study"	Controlled patient trial used to assess safety and effectiveness of a drug at several independent sites in a large number of patients against a placebo or standard therapy control;
"pre-clinical trial"	The period in development of a new drug candidate, when it emerges from Research and Development and formally enters into the evaluation process in preparation for clinical trial and future product development;
"radio-immunotherapy"	The use of radioisotopes, conjugated to antibodies, to target and treat cancer and other diseases;
"radioisotope"	An unstable form of an element that emits alpha, beta or gamma rays before decaying to a stable state;
"RECAF"	The receptor for alpha-feto protein on cells;
"Receptor"	A structure exposed on the cell surface used for signaling or transport of molecules into the cell;
"receptor mediated signaling"	Signaling triggered by the interaction of an antibody or ligand with a receptor on the surface of cells;
"RNA oligonucleotides"	Small pieces of RNA;
"single-chain immunotoxins (SCIT)"	A genetically encoded ScFv fused to a protein toxin or a subunit of a protein toxin;
"small molecule inhibitor"	Any chemical, synthesized or natural, with the ability to bind to a protein within or on cells and inhibit its function;
"SuperAntibody"	A monoclonal antibody, modified by SuperAntibody Technology, and expressing superior binding and therapeutic activities compared to the parent antibody;
"SuperAntibody Technology"	SuperAntibody technology;
"TAP"	Tumor-activated prodrug technology;
"10^{-9}M/L"	Refers to the affinity or binding strength of an antibody for its target antigen. The number indicates an antibody with relatively high binding strength, suitable for most therapeutic uses;
"Therapeutic" (noun)	A medicine for treating disease;
"Therapeutic" (adjective)	Capable of treating disease;
"Toxicity"	The quality of being poisonous or harmful;

"triabodies"	Like diabodies but with three binding sites;
"tumors"	Abnormal proliferation of cells usually with the ability for proliferation at distant sites from its origin (metastatic ability).

All references in this Registration Statement on Form 20-F to the terms "we", "our", "us" and "the Company" refer to InNexus Biotechnology Inc. and its subsidiaries.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.   Directors and senior management

As of May 21, 2004, the members of our Board of Directors are as follows:

Name	Position	Business Address
Dr. Alton C. Morgan	Director	#196, 3405 – 172nd Street, Arlington, WA 98223
Gail Thurston	Director	5567 Deerhorn Lane, North Vancouver, B.C., Canada V7R 4T3
Stuart Rogers	Director	Suite 1400, 400 Burrard Street, Vancouver, B.C., Canada V6C 3G2
Thomas Wharton	Director	#307 – 566 East 44th Avenue, Vancouver, B.C., Canada V5W 1W5

As of May 21, 2004, the names and responsibilities of our senior officers are as follows:

Name	Responsibilities
Dr. Alton C. Morgan	President, Chief Executive Officer, Chief Scientific Officer
Gail Thurston	Vice President – Corporate Development
Dr. Dennis Fowler	Senior Vice President, Chief Medical Officer
Stuart Rogers	Secretary, Chief Financial Officer
Garth Likes	Vice President – Business Development

See "Item 6. Directors, Senior Management and Employees" for additional information.

B.   Advisors

Our principal legal advisors in Canada are Leschert & Company Law Corporation, Barristers & Solicitors, Suite 500-999 West Hastings Street, Vancouver, British Columbia Canada V6C 2W2.

C.   Auditors

KPMG LLP, Chartered Accountants, of 900 – 777 Dunsmuir Street, P.O. Box 10426, Pacific Centre, Vancouver, British Columbia, Canada, have served as our independent auditors since June 27, 2003, the date we acquired our wholly-owned operating subsidiary, InNexus Inc. KPMG LLP served as the independent auditors for InNexus Inc. from incorporation in 1997 to date. Prior to our acquisition of InNexus Inc., our independent auditor was G. Ross McDonald, Chartered Accountant, of 1402 -543 Granville Street, Vancouver, British Columbia, Canada. G. Ross McDonald served as our independent auditor from 1997 to June 30, 2003.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

We were incorporated as Cusil Venture Corporation on September 5, 1997 under the predecessor to the *Business Corporations Act* of British Columbia. Effective June 27, 2003, we completed the acquisition of 100% of the outstanding shares of InNexus Inc. in a share exchange under which we issued the former shareholders of InNexus

Inc. a controlling interest in our company. The acquisition of InNexus Inc. has been accounted for in the financial statements as a reverse takeover. Consequently, the consolidated statements of operations and deficit and cash flows reflect the results from operations and cash flows of InNexus Inc., the legal subsidiary, for the year ended June 30, 2003, the six months ended June 30, 2002 and the year ended December 31, 2001, combined with those of Cusil Venture Corporation, the legal parent, from acquisition on June 27, 2003 to June 30, 2003, in accordance with generally accepted accounting principles in Canada for reverse takeovers.

We changed our name to InNexus Biotechnology Inc. on July 3, 2003, after completion of the acquisition. Our principal business is the development and marketing of SuperAntibody Technology ("SuperAntibody Technology") to the pharmaceutical and biotechnology industry for the purpose of developing more effective antibody products using SuperAntibody Technology. See Item 4 "Information on the Company - History and Development of our Company".

A.   *Selected Financial Data.*

This data is derived from our consolidated financial statements, which were prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). There are several material differences between Canadian GAAP and generally accepted accounting principles in the United States ("U.S. GAAP") as is applicable to the financial information disclosed or summarized herein.

The following selected financial data has been extracted from the more detailed financial statements included herein (stated in Canadian Dollars, being the foreign currency our financial statements are denominated in, see "Currency and Exchange Rates"), including our audited consolidated financial statements for the year ended June 30, 2003, the six months ended June 30, 2002 and the years ended December 31, 2001 and 2000, and our unaudited financial statements for the six months ended December 31, 2003 and 2002. Reference is made to Note 11 in our audited consolidated financial statements and Note 11 in our unaudited financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP. The selected financial data is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto as well as management's discussion and analysis of results of operations and liquidity and capital resources under "Item 5. Operating and Financial Review and Prospects".

	Fiscal Period Ended							
	Six months ended December 31, 2003	**Six months ended December 31, 2002**	**Year ended June 30, 2003**	**Six months ended June 30, 2002**	**Year ended December 31, 2001**	**Year ended December 31, 2000**	**Year ended December 31, 1999**	**Period from inception on July 20, 1997 to December 31, 1998**
Income Statement Data:	(unaudited)							
Net loss from operations	$237,235	$257,836	$508,345	$256,350	$286,154	$-	$-	$289,605
Net loss for the period [1]	$237,235	$257,836	$466,862	$256,878	$313,560	$-	$-	$315,624
Net loss per share [1]								
Canadian GAAP	$0.02	$0.03	$0.06	$0.03	$0.04	$-	$-	$0.04
US GAAP	$0.02	$0.03	$0.06	$0.03	$0.04	$-	$-	$0.04

(1) See Note 11 to attached Financial Statements to June 30, 2003 and December 31, 2003.

	As at						
Balance Sheet Data	**December 31, 2003** (unaudited)	**December 31, 2002** (unaudited)	**June 30, 2003**	**June 30, 2002**	**December 31, 2001**	**December 31, 2000**	**December 31, 1999**
Current Assets	$425,061	$6,535	$328,218	$5,211	$8,986	$3	$3
Current Liabilities	$268,757	$993,852	$191,114	$722,267	$454,883	$308,824	$308,824
Working Capital (Deficiency)	$156,304	$(987,317)	$139,455	$(717,056)	$(445,897)	$(308,821)	$(308,821)
Total Assets (1)							
Canadian GAAP	$933,358	$120,624	$596,898	$19,493	$8,987	$4	$4
US GAAP	$1,392,731	$120,624	$596,898	$19,493	$8,987	$4	$4
Long Term Obligations (2)	$80,790	-	$107,720	-	-		-
Shareholders Equity (Deficiency) (1)							
Canadian GAAP	$583,811	$(960,611)	$298,064	$(702,774)	$(445,896)	$(308,820)	$(308,820)
US GAAP	$1,043,184	$(960,611)	$298,064	$(702,774)	$(445,896)	$(308,820)	$(308,820)
Number of Shares (3)	13,677,353	7,580,000	13,493,353	7,580,000	7,580,000	7,580,000	7,580,000

(1) See Note 11 to attached Financial Statements to June 30, 2003 and December 31, 2003.
(2) Current portion of Notes Payable is $53,900 at June 30, 2003 and $80,830 at December 31, 2003 - See Note 4 to attached Financial Statements to June 30, 2003 and December 31, 2003.
(3) As adjusted to give effect to the Share Exchange, in which the number of shares of InNexus Inc. has been adjusted to the number of shares of Cusil Venture Corporation issued to certain shareholders of InNexus Inc. in exchange for their shares of InNexus Inc. and to be issued upon conversion of 3,750,000 Exchangeable Preferred Shares issued to certain other shareholders of InNexus Inc. in exchange for their shares of InNexus Inc. See "Item 4A. Information on the Company – History and Development of our Company".

Unless indicated otherwise, all references to dollars in this Registration Statement are to Canadian dollars.

CURRENCY AND EXCHANGE RATES

The table below sets out the average exchange rates for one Canadian dollar expressed in terms of United States dollar ("US$") the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) for the following periods.

U.S. Dollars Per Canadian Dollar

Six Months Ended December 31, 2003	Six Months Ended December 31, 2002	Year Ended June 30, 2003	Six Months Ended June 30, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999

Average for the period	US$0.7459	US$0.6359	US$0.6636	US$0.6381	US$0.6442	US$0.6711	US$0.6757

The table below sets out the high and low exchange rates for one Canadian dollar expressed in terms of one United States dollar ("US$") for each of the following months.

	For the month of					
	September 2003	**October 2003**	**November 2003**	**December 2003**	**January 2004**	**February 2004**
High for the period	.7479	.7680	.7731	.7747	.7883	.7629
Low for the period	.7150	.7371	.7440	.7447	.7481	.7439

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on May 21, 2004 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.7281 (US$1.00 = Cdn$1.3734). Unless otherwise indicated, all references herein are to Canadian Dollars in this Registration Statement.

B.   *Capitalization and indebtedness.*

The following table sets forth our consolidated capitalization under Canadian GAAP as at December 31, 2003.

	As at December 31, 2003
	unaudited
Short-term debt	$80,830
Long-term debt	$ 80,790
Total indebtedness	161,620
Shareholders' equity	
Share capital – Common Shares	1,461,757
- Advances on Private Placement	405,300
- Exchangeable Preferred Shares	218,276
Contributed surplus – stock options	88,637
Deficit accumulated during the development stage	(1,590,159)
Total shareholders' equity	583,811
Total capitalization	$745,431
Number of shares issued	13,677,353

C.   *Reasons for the offer and use of proceeds.*

Not Applicable.

D.   *Risk factors.*

In addition to other information in this Registration Statement, the following risk factors should be carefully considered in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition. As a result of the risk factors set forth below, actual results could differ materially from those projected in any forward – looking statements. See "Special Note Regarding Forward Looking Statements".

Risk relating to the Company

We have a history of losses and anticipate that we will continue to incur losses for the foreseeable future. If we are unable to develop, obtain regulatory clearance for, and successfully commercialize our jointly developed product candidates, we will not be able to achieve profitable operations.

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein. We incurred losses from operations of $466,862, $256,878 and $313,560 for the fiscal year ended June 30, 2003, six month period ended June 30, 2002 and the fiscal year ended December 31, 2001 respectively. As of June 30, 2003, we had a cumulative net loss from operations of $1,352,924 and shareholder's equity of $298,064; as of December 31, 2003, our accumulated deficit was $1,590,159 with shareholder's equity of $583,811.

Our efforts to date are focused on securing collaborative arrangements with other biotechnology companies to jointly develop monoclonal antibody based products utilizing our Super Antibody Technology platform. We anticipate that these collaborative arrangements will typically provide for payment to us of, in the long term, royalties from the sale of jointly developed products which are successfully commercialized ("Royalties") and advance payments to us prior to commercialization based on the achievement of certain development milestones ("Progress Payments"), while requiring our collaborative partners to incur substantially all of the cost for the research, development, testing and approval of jointly developed products. We expect to incur substantial operating expenses in connection with our efforts to secure such collaborative arrangements, as well as additional costs related to our anticipated obligations under various prospective collaborative arrangements. We expect these expenses to result in continuing and significant operating losses during our fiscal year ending June 30, 2004 and for the foreseeable future. We have limited revenue from operations and do not expect to earn any significant revenues from operations unless we can successfully negotiate collaborative arrangements which provide for Progress Payments sufficient to cover our anticipated expenses or unless we and a collaborative partner successfully commercialize of one or more of jointly developed products. Either event is expected to take several years. Our only revenue to date is the 1.6 million restricted shares of Protokinetix, Inc. that we received in payment of a licensing fee, for which we recognized $266,667 as revenue, being the trading price of Protokinetix shares on the OTC Bulletin Board at the time of the announcement. There is no assurance that we will be able to secure collaborative arrangements which provide for the payment of Royalties and Progress Payments on favourable terms or in amounts sufficient to cover our anticipated operating expenses or which provide for payment of such amounts on favourable terms and conditions. Even if we do secure such collaborative arrangements, there is no assurance that we will be able to meet the milestone conditions for such Progress Payments, or that a jointly developed product will ever be successfully commercialized. Even if one or more jointly developed products are profitably commercialized, the initial losses incurred by us may never be recovered. If we are unable to develop, obtain regulatory clearance for, and successfully commercialize our jointly developed product candidates, we will not be able to achieve profitable operations.

Our ability to continue as a going concern is uncertain. There is substantial uncertainty related to our ability to continue as a going concern, which is dependent on our ability to obtain additional sources of financing to sustain our operations, successfully bring our technologies to market and achieve future profitable operations.

Our financial statements have been prepared on the going concern basis, which presumes we will be able to realize our assets and discharge our liabilities in the normal course of operations for the foreseeable future. As of December 31, 2003, we had working capital of $156,304, which is insufficient to meet our planned business objectives. There is substantial uncertainty related to our ability to continue as a going concern, which is dependent on our ability to obtain additional sources of financing to sustain our operations, successfully bring our technologies to market and achieve future profitable operations. Our ability to accomplish these things is uncertain and cannot be predicted at this time. We may not be able to obtain adequate financing or financing on acceptable terms to meet our capital requirements and obligations, which may require us to delay, curtail or cancel further development of our SuperAntibody technologies. The auditors' report on our June 30, 2003 consolidated financial statements includes additional comments due to the existence of conditions and events that cast substantial doubt on our ability to continue as a going concern. Our financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations. Given our history of losses and our business strategy, to conduct research and development of our SuperAntibody technologies, there is substantial doubt that we will be able to continue as going concern.

> ***We need to raise additional capital to fund operations through our fiscal year ended June 30, 2005. The failure to do so may compel us to liquidate. Alternatively, capital may not be available to us on favorable terms and may lead to significant dilution to our shareholders' equity.***

We will require substantial additional capital resources to further develop our SuperAntibody Technologies, identify potential collaborators for our SuperAntibody Technologies, enter into strategic collaborations, obtain regulatory approvals for jointly developed product candidates and ultimately to commercialize our products. Developing and commercializing jointly developed product candidates and entering into collaborative relationships is an expensive and time consuming process. As of December 31, 2003, we had working capital of $156,304, which, combined with additional private placement funds of $182,700 received in January, 2004, we anticipate to be sufficient to fund our operations until July, 2004. We anticipate that we will not need to raise additional funding to meet our working capital requirements through our fiscal year ended June 30, 2004. We will require an additional $1,000,000 to meet our working capital requirements for the fiscal year ended June 30, 2005. We do not expect to be able to commercialize our jointly developed product candidates or complete all of our current clinical studies during this period. Accordingly, we will require additional capital over the next several years. See Item 5B. "Operating and Financial Review and Prospects – Liquidity and Capital Resources"

We intend to seek additional funding through corporate collaborations and licensing arrangements, public or private equity or debt financing, and/or capital lease transactions. Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering, we may be unable to raise such financing on terms favorable to us or our shareholders, if at all. Such financings, to the extent they are available may result in substantial dilution.

If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more or our discovery, research or development projects; discontinue our operations or liquidate our business.

> ***We need to enter into and subsequently successfully manage corporate partnership with third parties in connection with research, development and commercialization of jointly developed products that use our SuperAntibody Technologies. There is no assurance that any of our efforts would be successful. Alternatively, we may not be able to enter into such partnerships on favorable terms.***

Our SuperAntibody Technologies are antibody platforms that are used with existing monoclonal antibody products to improve their therapeutic potency. Our plan is to license our SuperAntiboldy Technologies to third parties for use with their products. The success of our business strategy is therefore largely dependent on our ability to enter into corporate collaborations for matters such as the development of, clinical testing of, seeking regulatory approval for and commercialization of products and technologies that use our SuperAntibody Technologies, and to effectively manage the relationships that may come to exist as a result of this strategy. We currently have one active corporate collaboration with Corixa Corporation and are currently seeking corporate collaborators for our current projects with others. We may be unable to establish any such corporate collaborations on favorable terms, or at all, which will require us to fund our own development of, clinical testing of, seeking regulatory approval for and commercialization of products that use our SuperAntibody Technologies. We do not have sufficient capital to do so. Even if we are successful in establishing such corporate collaborations, these collaborations may not result in the successful development of our products or the generation of significant revenues.

Since our primary strategy is to enter into research and development collaborations at an early stage of product development, our success is highly reliant on the performance of our future corporate collaborators, if any and the success of jointly developed products that use our technology. The amount and timing of resources to be devoted to activities by corporate collaborators are not likely to be within our direct control and, as a result, we will be unable to ensure that our future or existing corporate collaborators will commit sufficient resources to our research and development projects or the commercialization of products using our technology. Our corporate collaborators, if any, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Disputes may arise with respect to ownership of technology developed under any such corporate collaboration.

Because the success of our business is largely dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources. We also expect to dedicate substantial resources in identifying and developing relationships with potential collaborative partners.

We currently have active corporate collaborations with Corixa Corporation and Protokinetix, Inc. and there is no assurance that we will be able to secure additional collaborative partners.

Our business strategy depends significantly on our ability to establish collaborative arrangements with third party to perform research and development activities. We currently do not have the resources to establish our own research and development facility. If we fail to secure additional collaborative partners, our success will depend on our two existing collaborators, Corixa Corporation and Protokinetix, Inc. There can be no assurance that we will be able to negotiate additional acceptable collaborative arrangements enabling us to conduct our research and development projects or the commercialization of products using our technology. Consequently, we may be unable to generate sufficient revenue or gross margins to be profitable.

We are establishing a new biotechnology development business and there are no developed or approved products incorporating our SuperAntibody Technologies. If our product development efforts are unsuccessful, our ability to generate revenues, cash flows and earnings will be determined.

We are in the early research and development stage and are subject to all of the risks associated with the establishment of a new business enterprise. As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established biotechnology development business. Our business strategy will continue to focus on our ability to establish collaborative arrangements with third party to perform research and development activities. There are no products that currently use our technologies and development of these products will likely take several years.

We are dependent upon our key personnel, who are necessary for us to achieve our scientific and business objectives. The loss of some or all of our key personnel would make it extremely difficult to manage our business operations, and in such a situation, we may not be able to develop new products.

As a technology driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives. Specifically, we depend on the continued services of Dr. Alton C. Morgan, our Chief Executive Officer and Chief Scientific Officer, and the members of our scientific advisory committee. Consequently, our ability to retain these individuals, and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among biotechnology companies for qualified employees is intense, and as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain "key person" life insurance on any of our officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have material adverse effect on our business, financial condition and results of operation.

Although we have employment contracts with Dr. Alton C. Morgan, our Chief Executive Officer and Chief Scientific Officer, and Gail Thurston, our Vice President – Corporate Development, which include an incentive provision for the granting of stock options which vest over time designed to encourage the individuals to stay with the company, a declining stock price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our employees. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.

> ***We currently rely solely on our SuperAntibody Technologies as our primary offering. We do not have another product or technology to offer. Our failure to successfully develop applications for our technology or collaborations with others to license our technologies will negatively impact our ability to generate revenue, cash flows and earnings.***

Our SuperAntibody Technologies is our primary offering and is currently the only technology that we own. Our SuperAntibody Technologies is still in the development stage and our research development is primarily aimed at providing scientific validation for the multiple uses of our SuperAntibody Technology platform. Our future success depends on our ability to enter into corporate collaborations with third parties to license and develop products that use our SuperAntibody Technologies platform.   Unlike other companies with a diversified portfolio of technologies, we currently rely on one technology platform. There are currently no approved products utilizing our SuperAntibody Technology and, although our technology has been shown to increase therapeutic activity with all of the eight antibodies tested to date, there is a risk that our technology may not work with other antibodies and that we will not be able to establish efficacy for prospective products incorporating our technology in clinical trials. Our failure to successfully develop applications for our technology or collaborations with others to license our technologies will negatively impact our ability to generate revenue, cash flows and earnings.

> ***We depend on our collaborators to perform research and development activities. We do not have the resources to maintain the necessary research and development staff for product development that is soley our own. There can be no assurance that we will be able to successfully develop future products, which would allow us to grow our revenues and become profitable.***

We do not have the resources to maintain the necessary research and development staff for product development that is solely our own. We primarily develop the SuperAntibody Technology with collaborative partners and to concurrently develop additional products and technologies through additional research and development. We do not have our own research and development staff and facilities, we intend instead to rely on third party contractors such as ImmPheron Inc., or to use research and development staff and facilities operated and funded by our existing and prospective collaborative partners. Since we are dependant upon third parties to conduct our research, we may not be able to adequately direct the type, amount, timing and quality of research and development activities which may limit our ability to successfully develop future products with our joint collaborators or our ability to obtain research results which provide the scientific validation necessary for acceptance of our SuperAntibody technology. We expect this would seriously impair our ability to successfully negotiate new collaborative development arrangements.

Risk relating to industry

> ***All potential products using our SuperAntibody Technology platform will require research and development and will require significant testing before they can be marketed commercially. The research and development programs of our corporate collaborators, if any, may not be successful and we may not be able to develop any commercially viable products.***

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage for our SuperAntibody Technology platform, and no studies have begun to determine the whether our SuperAntibody Technology will prove to be safe and effective. All products using our SuperAntibody Technology will require additional research and development, including extensive clinical testing, before any will be able to obtain the approvals of the United States Food and Drug Administration (the "FDA"), the Therapeutic Products Directorate in Canada (the "TPD"), and similar regulatory authorities in other countries to market any product commercially. Our research and development programs and research and development programs of our corporate collaborators, if any, may not be successful and we may not be able to develop any commercially viable products. In the event that any product or products result from a research and development program, it is unlikely they will be commercially available for a number of years.

> ***There are inherent risks in pharmaceutical research and development. The marketability of any product developed by us will be affected by numerous factors beyond our control. Failure to obtain market acceptance for some or all of our products would have a negative impact on our revenue and ability to operate profitably.***

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

- the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;
- preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;
- manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;
- proprietary rights of third parties or competing products or technologies may preclude commercialization;
- requisite regulatory approvals for the commercial distribution of products may not be obtained; and
- other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our SuperAntibody Technology is in the very early stages of development, which means that we have not begun testing the safety or efficacy or any products using our technology and they have never been manufactured on a commercial scale. Production and utilization of products using our technologies may require the development of new manufacturing technologies and expertise. We may be unable to successfully meet any of these technological challenges, or others that may arise in the course of development. Failure to obtain market acceptance for some or all of our prospective jointly developed products would have a negative impact on our revenue and ability to operate profitably.

> ***It is uncertain whether any products we develop with our collaborators will receive regulatory approval and changes in regulatory policy could cause potential delays in receiving approval and hence impede our ability to generate revenues.***

The pre-clinical studies and clinical trials of any product developed by us and our collaborators using our technology and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities, principally by the FDA in the United States, by the TPD in Canada and by other similar agencies in other countries. Our SuperAntibody Technology and related products developed by us or others, if any, must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.

Neither we nor any third party have the approval of any regulatory authority for the sale of any products using our SuperAntibody Technologies. No product has been developed using our technology. We have not begun the process for obtaining approval to market our technologies and do not generate revenues from the sale of any products for human use or otherwise. Products using our technology will require significant laboratory and clinical testing, additional development and investment prior to commercialization. Our product development efforts may not be successfully completed, we may not be able to obtain required regulatory approvals, and we are uncertain that any products, if developed and introduced, will be successfully marketed or achieve market acceptance.

In addition to the risk of unfavorable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, have limits imposed on us or our jointly developed product candidates or fail to obtain the regulatory approval or clearance required to commercialize our jointly developed product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by us, if any, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. Accordingly, despite our expenditures and investment of time and effort, we may never receive any required regulatory approvals or clearances for any products developed by us and our collaborators.

Moreover, if regulatory approval of a product is granted, such approval may entail limitations of the indicated uses for which it may be marketed. Further, even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and late discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. Further, additional government regulation may be established which could prevent or delay regulatory approval of our jointly developed products.

Additionally, we or our corporate collaborators are or may become subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, and the use, generation, manufacture, storage, air emission, effluent discharge, handling, and disposal of certain materials, including animal waste, used in connection with our research and development work and our manufacturing operations. We are unable to predict the effect of these rules and future government regulation on introduction of our products, our financial condition or results of operations.

> *We face substantial competition from competitors that are developing or have the potential to develop technologies that are similar to ours. Some of our competitors have significantly greater resources than we do. We may not be able to compete successfully based on many factors, including product price or performance characteristics. An inability to successfully compete could lead to us having limited prospects for establishing market share or generating revenues.*

The biotechnology industry is intensely competitive and involves a high degree of risk. Our market sector in the biotechnology industry is monoclonal antibodies, which, as a technological approach, accounts for more pending and product approvals than any other sector of the biotechnology industry. At present, our primary potential competitors are companies which seek to improve therapeutic efficacy of prospective products by conjugating toxins, drugs or isotopes to antibodies. We believe we may currently have a technical advantage over these competitors since our technology involves a simpler method of conjugation and does not employ toxic agents which typically require long developmental timeframes. However, we compete with other companies that have far greater experience and financial, research and technical resources than us. Potential competitors in the United States and worldwide are numerous and include pharmaceutical, chemical and biotechnology companies, educational institutions and research foundations, many of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than us. Some of our competitors may develop and commercialize products that compete directly with our technologies, introduce products to market earlier than us or on a more cost effective basis. We may be unable to effectively develop our SuperAntibody Technology or any other applications on a cost effective basis or otherwise. In addition, our SuperAntibody Technology may be subject to competition from products developed using techniques other than those developed by traditional biotechnology methods. Our competitors compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. Once we develop a marketable product, in addition to the foregoing, we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. An inability to successfully compete could lead to us having limited prospects for establishing market share or generating revenues. See Item 4A. "History and Development of our Company – Our Competition"

> ***We rely on proprietary technology, the protection of which can be unpredictable and costly. If we cannot protect our technology, companies with greater resources than us may be able to use our technology to make products that directly compete with ours. Additionally, third parties claiming that we infringe on their proprietary rights may be able to prevent us from marketing our products or force us to enter into license agreements to do so. Both situations may negatively impact our ability to generate revenues, cash flows and earnings.***

We are actively engaged in the development of biotechnology based upon intellectual property rights thought to be validly held by us. We have not had any problem in the past safeguarding our confidential and/or proprietary information. We pursue patent protection for our core technologies. The patent positions of pharmaceutical and biotechnology firms, including ours, are generally uncertain and involve complex legal and factual questions. Our SuperAntibody Technology is the subject of patent # 6,238,667, expiring in 2018, and other pending applications. In addition to patent protection for our intellectual property rights, we also rely upon keeping such information confidential and upon obtaining contractual non-disclosure agreements from various parties who may obtain access to our intellectual property. We may not be able to keep such information confidential and, should competitors or other interested parties obtain such information, our biotechnology rights and competitive advantage could be severely compromised. While we intend to file patent applications, license or acquire additional existing patents and investigate copyright and other means of more formally protecting our intellectual property rights, there is no assurance that any such patents, copyrights or other formal protection will be granted, or that if granted, such patents will provide significant proprietary protection, or that they will not be challenged or replaced by superseding technology. There is also a risk that any patents issued covering our products or any patents licensed to us may be successfully challenged or that our products might infringe the patents of third parties. There have not been any threats of litigation or negotiations regarding patent issues, court challenges, legal actions, etc. against us. If our products infringe the patents of others, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing, or selling our planned products. Further, there is no assurance that technology developed by us can be used in any of a number of potential applications without the use of other proprietary technology not owned or controlled by us, which may not be available to us on terms acceptable to us or at all. The process of technology development is, by its very nature, uncertain, and there can be no assurance that we will be able to successfully develop the proposed applications for our technology or that such developed applications will be competitive with other technology or will receive the necessary market acceptance required for commercial sale or license of same.

> ***We could be exposed to significant liability claims if we are unable to obtain insurance at acceptable costs and adequate levels or otherwise protect ourselves against product liability claims.***

The testing, marketing, sale and use of our products under development may entail risk of product liability. Such risk exists in human clinical trials and even with respect to those products that receive regulatory approval for commercial sale. We can make no assurance that we can avoid significant product liability exposure. We can make no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of our products.

>*Our business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means. Such healthcare reform may include pricing restrictions on pharmaceutical products, including ours, that may restrict our ability to sell our jointly developed products at a profit.*

In recent years, federal, state, provincial and local officials and legislators have proposed or are reportedly considering proposing a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Further, in certain foreign markets the pricing or profitability of healthcare products is subject to government control and other measures have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our potential products. Significant changes in the healthcare system in the United States and Canada and abroad might have a substantial impact on the manner in which we conduct our business. Such changes also could have a material adverse effect on our ability to raise capital. Moreover, our ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on our business, financial condition and results of operations.

In addition, in the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If we succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for our potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our products, the market acceptance of our products would be adversely affected.

>*Our business is dependent on the successful development and market acceptance of our jointly developed products. Failure to obtain market acceptance for some or all of our products would have a negative impact on our revenue and ability to operate profitably.*

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as highly speculative. The realization of our long term potential will be dependent upon the successful development and commercialization of products currently under development. We can make no assurance that these products will be developed successfully or receive regulatory approval.

We can make no assurance that any products based on our technology, if approved for marketing, will ever achieve market acceptance. The degree of market acceptance of any of these products will depend on the clinical efficacy and safety of the jointly developed product candidates, their potential advantage over alternative treatment methods, and reimbursement policies of government and third party payors. We can make no assurance that physicians, patients and the medical community in general will accept and utilize any of these products, and the lack of such market acceptance would have a material adverse effect on our business, financial condition and results of operations.

Our technologies may become obsolete and we may not be able to meet the industry's evolving requirements. Failure to keep up with the technological advances and obtain market acceptance for some or all of our products would have a negative impact on our revenue and ability to operate profitably.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our SuperAntibody Technology is extremely complex and requires significant continuing development efforts and third party commitments. Our success will depend, in part, on our ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. We may not be successful in commercializing our technologies or exploiting its niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.

Risk relating to investing in our shares

Volatility of our common shares price could cause you to lose all or part of your investment.

The market price for our common shares as reported by the TSX Venture Exchange have fluctuated from $0.25 to $0.49 during the twelve month period ended June 30, 2003, from $0.18 to $0.35 during the six month period ended December 31, 2003, and from $0.30 to $0.67 from January 1, 2004 to the date of this Registration Statement. Prior to June 27, 2003, the date we acquired InNexus Inc., we were engaged in the mineral exploration business and the historical price of our common shares may not be indicative of future stock prices. Market prices for securities of biotechnology companies generally are highly volatile. Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights by us or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concern over the safety of biotechnological products, future sales of our common shares or our shareholders and other factors could have a significant effect on the market price of our common shares.

We have reserved 12,594,134 common shares for future issuance, which if issued may cause dilution in the value of currently issued and outstanding shares.

As of May 21, 2004, we reserved 6,417,188 Common Shares for issuance on the conversion of the Exchangeable Preferred Shares. We have also reserved 1,700,000 Common Shares for issuance on the exercise of incentive stock options. In addition we reserved 4,476,946 common shares for issuance upon the exercise of outstanding warrants. If such Exchangeable Preferred Shares, options and warrants are fully converted or exercised, such common shares would constitute 41.83% of our share capital. The conversion of the Exchangeable Preferred Shares and the exercise of such warrants and options and the subsequent resale of such common share in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate. We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options. See Item 6B. "Compensation – Incentive Stock Options"

Currency exchange rate fluctuations could adversely affect our operation.

Our functional currency is the Canadian dollar, and we have obligations and commitments in other currencies including United States dollars. Fluctuations in foreign currency exchange rates may affect our results of operations which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations.

We are a foreign corporation and most of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

We are incorporated under the laws of the Province of British Columbia, Canada. All of our directors, officers and experts are residents of Canada, with the exception of Dr. Alton C. Morgan (who is resident in the United States) and substantially all of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities provisions of the securities laws of the United States or any state thereof. A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

We do not intend to pay cash dividends and there is no assurance that we will ever declare cash dividends.

We do not have any intention of paying cash dividends in the foreseeable future. In particular, there can be no assurance that our Board of Director's will ever declare cash dividends, which action is completely within their discretion.

We believe we were a passive foreign investment company during fiscal 2003, which may have a material affect on U.S. holders.

We believe we were a "passive foreign investment company" ("PFIC") during fiscal 2003, which may have a material affect on US Holders. United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations. A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder. The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). See Item 10. "Taxation – United States Federal Income Tax Consequences."

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving "a penny stock." Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The market price of our shares over the year ended December 31, 2003 ranged between $0.18 and $0.49 and our shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor," generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

ITEM 4. INFORMATION ON THE COMPANY

A.   History and Development of our Company.

We were incorporated as Cusil Venture Corporation on September 5, 1997 under the predecessor to the *Business Corporations Act* of British Columbia. On or about June 27, 2003, we completed the acquisition of InNexus Inc., a Washington corporation incorporated on July 17, 1997. InNexus Inc. is a biotechnology company engaged in research and development of next generation of monoclonal antibodies.

From the date of our incorporation on September 5, 1997 until our acquisition of InNexus, Inc., we were a junior exploration stage company which engaged in the acquisition and exploration of natural resource properties. During this time, we did not generate any revenues from its operations. Subsequent to our acquisition of InNexus Inc., we disposed of all our interests in mineral properties. We allowed all our mineral claims to lapse and there are no continuing liabilities on any of these properties.

Since completing the acquisition of InNexus Inc., we have been a biotechnology company focused on the development of the next generation of monoclonal antibodies termed "SuperAntibodies".   SuperAntibody Technology, sometimes referred to by us as "SuperAntibody Technology", seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effect or functions and installing new properties into antibodies.   We are a development stage enterprise and our commercial operations have not yet commenced.

We changed our name to InNexus Biotechnology Inc. on July 3, 2003, to reflect our change in business strategy.

Other than our acquisition of InNexus Inc., we have not made any other acquisitions and our shares are not subject to any public takeover offers.   Neither we nor any our subsidiaries have been involved in any bankruptcy, receivership or similar proceedings.

Our registered office is 500 – 999 West Hastings Street, Vancouver, British Columbia, Canada. Our executive office is located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, Canada. Our telephone number is (604) 689-1749.

For a description of our principal capital expenditures and divestitures since 1999, our expectations as to future capital expenditures and divestitures and the impact of the Share Exchange and these divestitures on our results of operations and financial condition, see Item 5 "Operating and Financial Review and Prospects". We currently have no material capital expenditures or divestitures in progress and there has been no indication of potential takeover offers by third parties during the last or the current financial years.

Our Acquisition of InNexus Inc.

On December 5, 2001, we entered into a share purchase agreement pursuant to which we agreed to acquire, by way of share exchange, of all of the issued shares and convertible notes of InNexus Inc. (the "Share Exchange"). The Share Exchange was completed on June 27, 2003. InNexus Inc. became our wholly-owned subsidiary, and we assumed operation of the InNexus Inc. business. In connection with the Share Exchange:

- We purchased all of the 5,040,000 issued and outstanding common shares of InNexus Inc. by issuing Dr. Alton C. Morgan, Gail Thurston and Garth Likes an aggregate of 7,580,000 of our fully paid and non-assessable Common Shares at a deemed price of $0.38 per share or, at their option, an equal number of exchangeable preferred shares (the "Exchangeable Preferred Shares") issued by our wholly owned U.S. subsidiary, InNexus Exchange Corp. ("ExchangeCorp."), each of which entitle the holder to acquire, on conversion, without administration costs, one of our Common Shares, in exchange for all of the 5,040,000 issued and outstanding common shares of InNexus Inc. on the date of the Agreement. Pursuant to the transaction, we issued 3,830,000 Common Shares and 3,750,000 Exchangeable Preferred Shares. Dr. Alton C. Morgan, Gail Thurston and Garth Likes are our current executive officers;

- We entered into and completed debt settlement agreements with certain creditors of InNexus Inc., namely Dr. Alton C. Morgan, Gail Thurston and Garth Likes, who are our current executive officers, whereby we issued 380,760 of our common shares at the price of $0.50 per share or, at the option of the creditors, an equal number of Exchangeable Preferred Shares, to settle $190,380 of existing indebtedness of InNexus Inc. Pursuant to the transaction, we issued 213,572 Common Shares and 167,188 Exchangeable Preferred Shares;

- We acquired all rights, title and interest to SuperAntibody Technology held by ImmPheron, Inc., which we transferred to InNexus Biotechnology International Limited, our wholly owned Barbados subsidiary, in exchange for the issuance by ExchangeCorp. of 2,500,000 Exchangeable Preferred Shares at a deemed price of $0.38 per share and the payment of US$170,000 (payable as to US$50,000 on the closing of the Share Exchange (which has been paid) with the balance payable in US$20,000 installments every 6 months over the 36 month period following the closing of the Share Exchange, the balance of which was US$100,000 as of March 12, 2004);

- We entered into a debt settlement agreement with Immune Network Ltd., under which we issued 216,781 of our common shares at a price of US$0.58 per share to settle a convertible loan of US$125,670 on behalf of InNexus Inc.;

- We issued 500,000 of our fully paid and non-assessable Common Shares at a deemed price of $0.50 per share in payment of a finder's fee to Grant Young of Suite 1500, 885 West Georgia Street, Vancouver, B.C. in connection with the Share Exchange;

- We completed a public offering in Canada, by way of short form offering document, to raise $948,750 by issuing 3,795,000 units at $0.25 per unit. Each unit consisted of one common share and one half (1/2) non-transferrable share purchase warrant, each whole share purchase warrant shall entitle the holder to purchase one additional common share at $0.30 per share until June 27, 2004;

- We granted incentive stock options to our employees, directors, officers and consultants exercisable to acquire 1,375,000 of our common shares at an exercise price of $0.25;

- We increased the size of our board of directors from 3 to 4 directors; and

- One of our previous Directors (C. Hugh Maddin) as well as our previous Officers (Stuart Rogers, President and Patricia Rogers, Secretary), resigned and the following persons were appointed as new Directors and Officers:

  A. Directors:

     Dr. A. Charles Morgan
     Stuart Rogers
     Gail Thurston
     Thomas Wharton

B.   Officers:

Dr. A. Charles Morgan– President, Chief Executive Officer and Chief Scientific Officer
Gail Thurston– Vice-President Corporate Development
Dr. Dennis Fowler- Senior Vice-President and Chief Medical Officer
Stuart Rogers –Chief Financial Officer, Secretary

Under the terms of the share exchange agreement, the following Common Shares or Exchangeable Preferred Shares were issued to the persons specified below in exchange for InNexus Inc. securities.

Name	Number and Type of Securities of InNexus Inc. Exchanged	Number of Exchanged Shares to be issued by us (at a deemed price of $0.38 per share)
Dr. A. Charles Morgan	2,500,000 common shares	3,750,000 [1][2]
Gail Thurston	2,500,000 common shares	3,750,000 [2]
Garth Likes	40,000 common shares	80,000
Total:	5,040,000 common shares	**7,580,000**

(1)   These securities are reserved for issuance upon conversion by the holder of the Exchangeable Preferred Shares.
(2)   These securities are being held and released pursuant to the terms of certain escrow restrictions in accordance with applicable policy of the TSX Venture Exchange. See "Item 7B – Major Shareholders and Related Party Transactions – Related Party Transactions" for a description of the escrow terms.

The table below sets forth information related to our issuance of common shares in exchange for the indebtedness of InNexus Inc. under the terms of the share exchange agreement:

Settlement Creditors

Name of Creditor of InNexus Inc.	Nature of Debt	Amount of InNexus Inc. Debt Settled	Number of our Common Shares (at $0.50 per share)
Dr. A. Charles Morgan	Cash advances	$83,594	167,188 [1]
Gail Thurston	Cash advances	$71,786	143,572
Garth Likes	Accrued compensation	$35,000	70,000
Total:		**$190,380**	**380,760**

(1)   These securities are reserved for issuance upon conversion by the holder of the Exchangeable Preferred Shares.

In addition to the common shares issued to Dr. A. Charles Morgan, Gail Thurston and Garth Likes, we also issued an additional 216,781 of our shares to Immune Network Ltd. to settle a convertible loan of US$125,670 payable by InNexus Inc.

InNexus Inc. acquired all the issued and outstanding shares of North Bioscience Inc., a Province of British Columbia corporation incorporated on March 21, 1997, pursuant to a stock purchase agreement effective December 31, 1998. North Bioscience Inc. is a wholly-owned subsidiary of InNexus Inc., which is currently inactive.

B.   *Business Overview.*

We are a biotechnology company engaged in research and development of next generation of monoclonal antibodies. We are a development stage enterprise, and we currently do not have any commercially viable products or technologies.

We believe that our current capital resources will be sufficient to fund operations as currently anticipated until July, 2004, and we will require approximately an additional $500,000 to fund anticipated operations to December 31, 2004 and will require additional funds on an ongoing basis until we are able to establish adequate revenue from our proposed collaborative arrangements. We do not expect to be able to commercialize our jointly developed product candidates or complete all of our current clinical studies during this period. Accordingly, unless we are able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from opportunities we may have to enter into corporate collaboration or licensing arrangements.

Our market sector in biotechnology is monoclonal antibodies, which, as a technological approach, accounts for more pending and product approvals than any other sector of the biotechnology industry. Based upon the current annual sales of almost $4 billion with projections to almost $50 billion by next decade, it is apparent that many of the technological limitations in creating pharmaceutical products from antibodies have been overcome and that growth opportunities exist in the development of second generation, *antibody improvement,* technologies. These second generation technologies involve development of products through "humanization" by genetic engineering, selection for human antibodies with phage display or by immunization of chimeric mice or bispecific antibodies. Second generation monoclonal antibodies generally demonstrate improved therapeutic activity compared to first generation, mouse monoclonal antibodies, through reduction in immunogenicity and enhanced effector functions. Our mission is to become the leader in the development of a new generation of monoclonal antibodies termed "SuperAntibodies" that have significantly improved therapeutic potency and novel properties.

Plan of Operation

We are currently focused on finalizing licensing arrangements with our first collaborative partner, Corixa, which we anticipate completing prior to the end of our fiscal year on June 30, 2004. To achieve this goal, we have budgeted $500,000 to be spent on research and administration for the six month period ending June 30, 2004. This amount is comprised of a budget of $250,000 for research activities on an SAT version of a Corixa antibody, $22,000 for new lab equipment, and $228,000 for business development salaries and activities and general and administrative expenses. Having completed a private placement of $588,000 in January 2004, we believe that we have sufficient funds on hand to satisfy these funding requirements to June 30, 2004. In addition, as of May 5, 2004, we have received an additional $280,000 from the exercise of outstanding warrants which has served to augment our cash reserves.

For the first six months of the next fiscal year, we have budgeted to spend a further $500,000 for the development of additional corporate partnerships agreement with other biotechnology companies with which we are currently in discussion, and develop new relationships. This is made up of $250,000 budgeted for business development and administrative expenses and $250,000 for research activities in support of licensing initiatives, and will not require any additional staff or resources. To fund these activities, we will need to raise additional funding through the private placement of equity securities. In the alternative, we have outstanding warrants that, if exercised prior to their expiry on June 27, 2004, will provide us with an additional $425,000 in equity funding which should allow us to maintain our current level of activity through at least November, 2004 in the absence of any additional equity funding or licensing revenue.

Business Strategy

Our business strategy is to complete research, development, testing and commercialization of our SuperAntibody Technology through a combination of corporate partnering or collaboration and internal research and development. To implement our business strategy, we believe we must achieve our research and development objectives, expand and protect our intellectual property, develop collaborative relationships with third parties, obtain regulatory approval for our products and technology applications and successfully market and commercialize our products.

We anticipate that developing collaborative relationships will be key to our success given our lack of resources and experience. Our current approach to the development of our SuperAntibody Technology platform emphasizes early corporate partnering with recognized pharmaceutical and biotechnology companies, which we expect to provide us with third party validation of our technology and a source of financial and other resources.

Antibodies

Microorganisms and cells, foreign to the body, such as disease-causing bacteria and viruses and other infectious agents (pathogens) as well as foreign cells (as in transplants) and tumors can be recognized by the body's immune system. Our natural defenses include antibodies, proteins that seek out the pathogens and foreign cells and help destroy them. Antibodies have two very useful characteristics. First, they are exquisitely specific; that is, each antibody binds to only a small portion of a pathogen or foreign cell and not related organisms or cells. Second, an antibody response, once activated by the occurrence of a disease, continues to attack and confer resistance against that disease; classic examples are the antibodies to the childhood diseases chickenpox and measles. The latter characteristic of antibodies makes it possible to develop vaccines. A vaccine is a preparation of killed or weakened bacteria or viruses or tumor cells that, when introduced into the body, stimulates the production of antibodies against the live pathogens. It is the first trait of antibodies, their specificity that makes monoclonal antibody technology so valuable. Not only can antibodies be used therapeutically, to protect against disease; they can also help to diagnose a wide variety of illnesses, and can detect the presence of drugs, viral and bacterial products, and other unusual or abnormal substances in the blood. Given such a diversity of uses for these disease-fighting substances, their production in pure quantities has long been the focus of scientific investigation. The conventional method was to inject a laboratory animal with an antigen and then, after antibodies had been formed, collect those antibodies from the blood serum (antibody-containing blood serum is called "antiserum"). There are two problems with this method: It yields antiserum that contains undesired substances, and it provides a very small amount of usable antibody. Monoclonal antibody technology allows us to produce large amounts of pure antibodies.

Monoclonal Antibody Technology

Monoclonal antibody technology allows us to produce large amounts of pure antibodies in the following way: We can obtain cells that produce antibodies naturally; we also have available a class of cells that can grow continually in cell culture. If we form a hybrid that combines the characteristic of "immortality" with the ability to produce the desired substance, we would have, in effect, a factory to produce antibodies that worked around the clock. In monoclonal antibody technology, tumor cells that can replicate endlessly are fused with mammalian cells that produce an antibody. The result of this cell fusion is a "hybridoma," which will continually produce antibodies. These antibodies are called monoclonal because they come from only one single antibody-producing B-cell. Because selected hybrid cells produce only one specific antibody, they are more pure than the antibodies produced by conventional techniques. They are potentially more effective than conventional drugs in fighting disease, since drugs attack not only the foreign substance but the body's own cells as well, sometimes producing undesirable side effects such as nausea and allergic reactions. Monoclonal antibodies attack the target molecule and only the target molecule, with no or greatly diminished side effects.

Our SuperAntibody Technology

SuperAntibody Technology was developed by ImmPheron Inc. of Lexington, KY, the founder of which, Dr. Heinz Kohler, discovered SuperAntibody Technology in 1994 and has led the scientific development of the technology platform for the last eight years. SuperAntibody Technology is the subject of patent # 6,238,667, expiring in 2018, and other pending applications.

Dr. Heinz Kohler of ImmPheron Inc., a pioneer in a number of fields in Immunology, was intrigued by the difference in potency of various monoclonal antibodies in an animal model of a lethal bacteria infection. He found that certain self-binding or autophillic antibodies were far more potent in protecting mice than any others. Such antibodies formed complexes, not in solution, but only after binding to their antigen targets. He coined the term "SuperAntibody" to describe these extremely rare but highly potent antibodies. In examining the molecular basis for this potency difference from normal antibodies, he was able to eventually synthesize novel, peptidyl conjugates re-creating this high, therapeutic potency.

InNexus Inc. acquired certain rights to SuperAntibody Technology under the terms of a joint venture development agreement with ImmPheron Inc. dated June 19, 2001.

We acquired all other patent and rights to SuperAntibody Technology not all ready transferred to InNexus Inc. under the terms of an agreement among InNexus Inc., ImmPheron Inc. and us dated February 27, 2002, in consideration of 2,500,000 Exchangeable Preferred Shares at a deemed price of $0.38 per share (exchangeable for an equal number of our Common Shares) and the payment of US$170,000. InNexus Biotechnology International Limited, our Barbados subsidiary, now holds all rights to SuperAntibody Technology. We also have the option under the terms of our agreement with ImmPheron, subject to the approval of ImmPheron's minority shareholders, our shareholders and regulatory authorities, to acquire all of the outstanding shares and shareholders' loans of ImmPheron in consideration of the issuance of that number of our Common Shares which is equal to the fair market value of the remaining assets of ImmPheron, as agreed to by the parties or determined by independent valuation. The option expires on December 31, 2004.

InNexus Inc. also has an exclusive worldwide sub-licence of all of the intellectual property rights to the monoclonal antibody 1F7 to be used in conjunction with SuperAntibody Technology under the terms of a Sub-licence Agreement between InNexus Inc. and Immune Network Ltd. dated June 7, 2002. Immune Network Ltd. holds the licence for monoclonal antibody 1F7 from the Sydney Kimmer Cancer Center in San Diego, California. Under the terms of the Sub-licence Agreement, InNexus Inc. paid Immune Network Ltd. $10,000 and agreed to pay additional royalties at the rate of 3% for "Therapeutic Licensed Products" and 6% for "Diagnostic Licensed Products". In July 2003, we notified Immune Network Ltd. that it was in breach of the Sub-licence Agreement by, among other things, failing to provide satisfactory evidence that it had maintained the underlying intellectual property rights in good standing. We do not intend to conduct further work on monoclonal antibody 1F7 until Immune Network Ltd. has provided us with sufficient evidence that it has remedied the material deficiencies. We are unable to accurately assess the long term impact of not being able to continue to work on 1F7. However, since our primary strategy is to focus on entering collaborative arrangements respecting the use of SuperAntibody Technology in conjunction with third party owned antibodies, and since we do not currently have sufficient funding to allow us to independently commercialize our own antibody based product, including a product based on an SAT enhanced 1F7 antibody, we do not anticipate this will have a significant impact on our financial results or fulfillment of our business objective within the next 12 months.

Therapeutic Applications of SuperAntibody Technology

SuperAntibody technology is a platform with a strong intellectual property base that utilizes site-specific chemical conjugation and novel, genetically-engineered, fusion proteins to add secondary properties to antibodies (antigen binding is the primary property). SuperAntibody modification can increase potency of antibodies with existing, therapeutic activity or create therapeutic activity in antibodies without such properties.

Since the initial discovery of a peptide able to confer self-association, the principal of SuperAntibodies and higher potency has been extended to other peptide conjugates of antibodies with many, different therapeutic applications. Such applications, both proven in feasibility studies and those which we believe are readily extrapolated from current studies. Each SuperAntibody property and its associated applications are discussed separately below.

The affinity of an antibody dictates its ability to localize to the target and trigger biological effects. However, despite the ability to generate high affinity antibodies or high affinity variants by genetic engineering techniques or by selection through phage display, improved targeting may not occur. In fact genetically engineered variants beyond 10^{-9}M/L can interfere with penetration into tumors (and by analogy into other organs).

Our approach is to increase binding strength or *avidity* by crosslinking *after antigen binding* to improve binding and targeting. In addition, if the target antigen is linked to the cell's signaling apparatus, crosslinking can trigger biological effects such as apoptosis (cell suicide) that might prove therapeutically useful.

As a demonstration, we utilized an antibody to CD-20, similar to IDEC's Rituxan, which is approved for treatment of non-Hodgkins, B-cell lymphoma. It is proposed that the therapeutic effects of CD-20 antibody can be explained by its ability to deliver a negative growth signal and induce apoptosis (cell suicide) via cross-linking of the B-cell receptor. We utilized the autophillic peptide that originated the SuperAntibody approach, conjugated to this therapeutically active antibody.

When assessed for binding by flow cytometry with B-cell lymphoma cells, the SuperAntibody demonstrated greatly increased binding, consistent with a higher avidity and slower off rate. We postulated that this higher binding or avidity could be due to the SuperAntibody's ability to crosslink the B-cell receptor. Most monoclonal antibodies bind to a single determinant on each cell surface antigen. This means that although an antibody is bivalent that it would rarely simultaneously bind to two antigens. Bivalency and high affinity would merely increase the likelihood that the antibody would bind with a second arm to the same antigen when the first arm released. With most cell surface antigens the distance between adjacent antigens is too far for a single antibody to span. To allow crosslinking of neighboring antigens, genetically engineered diabodies and triabodies (multimeric ScFv) have been created. None of these molecules have shown the ability to crosslink their selected targets. In a number of instances, including the B-cell receptor, the use of a heterologous anti-immunoglobulin is capable of spanning the distance and crosslinking the receptor. Unfortunately, this is an approach confined to the laboratory and cannot be used in the clinic. SuperAntibodies, through interaction of autophillic peptide side chains, should be able to make complexes large enough to span the distance between antigens and crosslink. In the case of CD-20 and the B-cell receptor, such crosslinking should lead to increased apoptosis.

An example of the now six different antigen-antibody systems we have studied, demonstrating the utility of this autophillic crosslinking is using an antibody similar to the most successful antibody in the marketplace to date, Rituxan (anti-CD-20). Native CD-20 antibody and its SuperAntibody form were incubated with B-cell lymphoma cells for 3 days. Apoptotic cells were assessed by standard procedures using flow cytometry. Actively dividing cancer cells demonstrated few apoptotic cells over the course of the culture period. Treatment with native CD-20 antibody induced a reproducible increase in apoptotic cells. This small but reproducible effect on cancer cells has been suggested as the mechanism for its therapeutic activity in patients. The SuperAntibody demonstrated greatly enhanced triggering of apoptosis. These results provide not only important confirmation of the crosslinking ability of the SuperAntibody but demonstrates the feasibility of creating a therapeutic that may be much more potent against B-cell lymphoma.

We do not yet know how widely applicable the enhanced triggering of apoptosis will be for other antigen-antibody systems since this is a property also conferred by linkage of the cell surface antigen to the intracellular signaling apparatus. However, enhanced binding or avidity (or decreased off rate) can likely be achieved for most antigen-antibody systems. This alone is a beneficial characteristic for certain applications such as antibody based imaging and radio-immunotherapy where retention of antibody and its label at the tumor site should enhance tumor imaging and increase the radiation delivered. Certain other applications such as antibody-dependent cellular cytotoxicity (ADCC) and complement-mediated cytotoxicity (C'MC) may also be enhanced with SuperAntibodies due to increased amounts of antibody deposited on cells. An easily extrapolated application is the potential enhancement of antibody mediated phagocytosis and opsonization. Since the original discovery of *native* SuperAntibody was within a model system of an acute bacterial infection where protection is afforded by opsonization and phagocytosis, we expect that *engineered* SuperAntibodies will also express this enhanced property. Thus, clearance of blood-borne and tissue occurring pathogens may be significantly enhanced by this approach. Receptor blockade and the opposite, receptor mediated signaling, with appropriate antibodies, may be also significantly enhanced by the increased persistence of the antibody on the target and cross-linking of receptors.

A recent scientific publication, by our collaborators, at the laboratory of ImmPheron, Inc., Lexington, Kentucky, USA, and Wright State University School of Medicine, Dayton, Ohio, ("MTS-conjugated, anti-active caspase 3 antibodies inhibit actinomycin D-induced apoptosis", Y Zhao, T L Brown, H Kohler and S. Muller. *Apoptosis* 8:631-637, 2003), has shown that monoclonal antibodies can be used to target intracellular proteins important to the regulation of cellular activities; specifically the process of genetically regulated cell-suicide or apoptosis. A monoclonal antibody to a key enzyme (caspase 3), involved in the apoptotic cascade, was modified with SuperAntibody Technology which imparted the ability to penetrate into cells without incurring toxicity. The modified antibody rapidly entered cells, bound to its target, and inhibited its activity. Thus even with prior exposure of the cells to the toxic, chemotherapeutic drug, actinomycin D, the cells did not die. The SuperAntibody was compared to the best-known small molecule inhibitor, a peptide, and produced comparable inhibition. The peptide inhibitor, though potent, is also toxic and cannot be used in patients or animals.

The publication points to an even broader use of our cell-penetrating antibodies, that is, their use as an alternative in some small-molecule, drug development. Until now, intracellular targets, important in regulation of biological processes could only be targeted with hydrophobic, small molecules. Such small molecules are intended to cross cell membranes in addition to binding and inhibiting or turning on cell processes. Non-hydrophobic drugs, even small molecule RNA oligonucleotides, which may have increased specificity compared to traditional small molecule drugs, still require a delivery system to allow them to cross cell membranes. In contrast, monoclonal antibodies offer the highest level of specificity of any drug development approach and are not inherently toxic because of their molecular nature. Until now, however, antibodies could only be used to target cell surface molecules. With our SuperAntibody modification, which is simple and non-toxic, important, intracellular molecules can be targeted with antibodies.

Our results with SuperAntibodies indicate that any antibody can be made to pass through membranes of cells and, if so targeted, bind to intracellular antigens without affecting the cell's viability.

A demonstration of the utility of this approach for the design of novel antibody therapeutics was completed utilizing an antibody directed to one of the components of the intracellular cascade, responsible for triggering apoptosis. This antibody is normally used only for the diagnostic assessment of apoptosis (cell suicide) in the laboratory. After conjugation to the MTS peptide, the antibody was able to enter living cells, treated with a toxic chemotherapeutic drug, and rescue the cells from cell death. The modified antibody and to a much lesser degree, the unmodified antibody, when able to enter a cell, are able to inhibit cell death.

Ongoing studies with a variety of other applications are being conducted as demonstrations of the potential of our SuperAntibody Technology for other applications. Suffice it to say that many targets for small molecule drugs, developed by pharmaceutical companies are intracellular and up-to-now could only be targeted with potentially toxic, hydrophobic drugs. We believe our SuperAntibody Technology should offer an alternative, non-toxic approach.

Principal Products and Services

SuperAntibody Technology seeks to improve upon the therapeutic potency of this second generation of monoclonal antibody products (humanized antibodies) by increasing the binding to target antigen, enhancing their effector functions, and installing new properties into the antibodies such as the ability to trigger apoptosis, or "cell suicide". The appeal of the technology platform to potential partners is manifold, including the ability to:

a) convert existing, not product grade, antibodies into ones with product potential (this probably represents the largest potential use of the technology platform with thousands of such antibody candidates);

b) increase potency and thus profitability of existing products (assuming increased product efficacy will increase sales revenue and therefore profitability of the product);

c) extend patent life of FDA-approved products (there are currently 33 approved and pending antibody products; such products have consumed one-half to two-thirds of their patent life before reaching the product approval stage);

d) offer the ability, in certain circumstances, to create products which compete with established products without infringing existing patents on antibody diagnostic and therapeutics (each antibody developed with the SuperAntibody technology platform likely represents a new, patentable invention; this allows partners and us to pursue products and markets in which there are already established competitors, although, in some circumstances it may be necessary to obtain certain licenses in addition to patent rights pertaining to the new SuperAntibody Technology conjugated antibody); and

e)   create new uses and large new markets for antibody products which did not previously exist (this includes the use of cell-penetrating antibodies which can bind to intracellular targets and antibody-based vaccines).

We intend to primarily develop the SuperAntibody Technology with collaborative partners and to concurrently develop additional products and technologies through internal research and development. We will need to raise additional capital to fund our internal research and development efforts. We intend to selectively acquire exclusive SuperAntibody rights to antibodies, although we do not presently intend to commence independent research and development programs with a view to commercializing our own products outside of our prospective collaborative arrangements.

Research and Development

Our internal research development is primarily aimed at providing scientific validation for the multiple uses of our SuperAntibody Technology platform. We plan to develop collaborative relationships with industry partners to conduct research and development related several, different recognized antibody/antigen systems using our SuperAntibody Technology. We do not intend at present to establish our own research and development staff and facilities and intend instead to rely on third party contractors such as ImmPheron Inc., or to use research and development staff and facilities operated and funded by our existing and prospective collaborative partners. Developing collaborative relationships will be key to our success given our lack of resources and experience. We believe that our research and development efforts will demonstrate the superiority of SuperAntibody Technology to native, humanized antibodies. We may also acquire complementary antibodies and technologies directly or under license as part of our research and technology development efforts, although we do not at present intend to engage in efforts to develop commercialized products based on these, and instead intend to focus on entering licensing arrangements with other biotechnology companies.

Our long-term goal is to use the result of our research and development efforts to secure licensing and collaborative research and development arrangements with third parties to jointly commercialize products and technologies related to our SuperAntibody Technology. Our research and development efforts are expected to be ongoing, multi-year programs.

Intellectual Property, Patents and Licenses

The first description of an antibody that possessed SuperAntibody properties was reported in 1987. A series of studies were carried out between 1987 and 1994 demonstrating the superior potency and utility of such rare antibodies in various animal models. Toward the end of that period, Dr. Kohler and colleagues defined the molecular basis for the antibody's enhanced potency and were able to re-create the enhanced potency in the form of synthetic peptides conjugated to antibodies. Parallel to this development was their discovery of and utilization of a nucleotide-binding site within all antibodies for site-specific conjugation. Employing this method of conjugation, which does not appear to alter antigen binding and allows for the incorporation of 2 moles of peptide per antibody adjacent to the CDR2, provided the impetus for creating the first artificial SuperAntibodies. Expansion of the technology to other peptides that impart different properties to antibodies expanded the technology base to virtually all current applications of monoclonal antibodies. This research has served as the basis for the filing of a series of patent applications with the first patent on Super-antibodies (# 6,238,667) granted in May, 2001 (expiring 2018). A CIP (continuation-in-part) has also been filed describing and claiming novel fusion proteins of antibodies incorporating these peptides. This CIP (continuation-in-part) expands SuperAntibody Technology to genetically-engineered versions of antibodies. The U.S. patent is filed worldwide as a Patent Cooperation Treaty ("PCT") application which will allow patenting in most of the countries in the world.

We acquired our intellectual property rights to SuperAntibody Technology through our acquisition of InNexus Inc. and under agreements with ImmPheron. We acquired the rights to SuperAntibody Technology, including the patent #6,238,667, expiring in 2018 and other pending applications (CIP 09/865,201, filed August 15, 2002, Provisional 60/407,421, filed September, 2002 and 60/451,980, filed March 5, 2003). We intend to file additional inventions of our own that expand the original coverage of the U.S. SuperAntibody Technology patent.

We believe that any antibody employing SuperAntibody features will likely be deemed a New Chemical Entity (NCE) and as such would be patentable (although, in some circumstances, it may be necessary to acquire additional licenses or other intellectual property rights to be able use such NCE in a commercial product). It is our intention that each NCE, created by our technology platform, will become the property of the partner funding the research and will be provided in the form of a license from the parent patent.

We believe that we have a well-protected intellectual property position with respect to our SuperAntibody Technology. In the future, we may license or acquire rights to additional existing patents that will expand our intellectual property base. We intend to apply an intellectual property protection policy as we acquire additional intellectual property rights. All potentially valuable intellectual property will be identified by the originator, and classified by us in terms of its sensitivity. All sensitive documentation related to the intellectual property is protected and kept in secure areas. All our employees will be required to execute agreements containing confidentiality clauses, which assign any new intellectual property to us. Where appropriate, and consistent with management's objective, patents are pursued as soon as the concepts have been validated through appropriate laboratory work. To that end, patents will continue to be sought on components or concepts that our management perceives to be essential.

Where a patent is filed in the United States there is an option to file a PCT application. The PCT application process is a means for technology patented in one of the PCT signatory countries to receive protection in other PCT countries. The PCT includes over 100 countries. Within one year of filing a patent in the United States, the applicant files for PCT coverage in all PCT countries. Approximately 18 months after the PCT filing, the applicant must pay individual filing fees in designated PCT countries and at that time the applicant may wish to restrict coverage to a subset of countries which have potential for the technology. At the time of filing the PCT application the applicant designates which of the member countries are to be covered by the application. The PCT application allows the applicant to defer national filings in the various designated countries for a period of up to 30 months from the original PCT application filing date. After the PCT application deferral period, the applicant must file for separate national or regional patents in one or more designated countries, depending on which specific markets the applicant intends to target.

Our Competition

We hold the exclusive rights to the SuperAntibodies Technology and are not presently aware of any other technologies that directly compete with our SuperAntibodies Technology. New technologies are being developed on a continuous basis in our industry and there may be other technologies now in existence or under development, which may compete directly or indirectly, with SuperAntibody Technology. There are a number of companies and academic institutions and their licensees we are aware of which may compete with one or more aspects of our SuperAntibody Technology or, with the use of a different technology platform, might offer antibodies with higher potency or novel properties. Based on publicly available information, we believe our potential competitors include:

a) <u>Vanderbilt University</u>   Vanderbilt is the holder of two fundamental patents, which claim antibody conjugates with cell-penetrating features. The patents claim the same MTS (membrane translocating sequence) as is claimed in SuperAntibody Technology. Our SuperAntibody Technology patent employs a conjugation approach (through the nucleotide binding site) that was not envisioned in the Vanderbilt patents. As such there are no claims in the patents in common. Although there may be no patent conflict, we believe that Vanderbilt's patents may be a source of competition, as it may already have and may in the future reduce the number of potential licensees of the SuperAntibody Technology patents for the application of cell-penetrating SuperAntibodies. This does not impact licensing of any other SuperAntibody types.

b) <u>Medarex Inc</u>.   Founded in 1987, Medarex Inc. is a biopharmaceutical company developing monoclonal antibody-based therapeutics to fight cancer and other life-threatening and debilitating diseases. It has assembled a broad platform of patented technologies for fully human antibody discovery and development.

Additionally, Medarex produces antibody products for its own use and for its partners in a state-of-the-art GMP development and manufacturing facility. By coupling its fully-human antibody development and manufacturing capabilities with its aggressive business and partnering strategies, Medarex believes it has established a leading position in therapeutic antibody development with the potential to bring important antibody therapeutics to patients worldwide. One of its technology platforms involves the use of bi-specific antibodies, which is claimed to harness the host's own immune cells to make a more potent therapeutic antibody. Several of its lead candidates are in late stage clinical development. Some bispecific antibodies are more advanced than SuperAntibodies and might compete in similar markets that we plan to enter.

c)   <u>Seattle Genetics</u>   Seattle Genetics is a biotechnology company based in Bothell, Washington, a suburb of Seattle. The company is focused on enhancing the survival of cancer patients through monoclonal antibody based therapeutics. Its product candidates encompass four technology platforms, all of which are genetically engineered: monoclonal antibodies (mAbs), antibody-drug conjugates (ADC), single-chain immunotoxins (SCIT) and antibody-directed enzyme prodrug therapy (ADEPT). Its state-of-the-art ADC platform utilizes highly potent, synthetic drugs and stable linkage systems for attachment to mAbs. The purpose of these technology platforms is to increase the potency of monoclonal antibodies.

Seattle Genetics has two mAb-based product candidates in clinical trials, SGN-15 and SGN-10. Both drugs target a variety of cancers including breast, lung, colon and prostate. SGN-15 is an ADC composed of a chimeric mAb that is conjugated to the cytotoxic drug doxorubicin. SGN-15 is currently being tested in phase II trials in patients with breast, colon, lung or prostate cancer in combination with the widely used chemotherapeutic drug Taxotere®. SGN-10 is a SCIT that has been administered to cancer patients as part of an ongoing single-agent phase I program. A second phase I study is underway to test SGN-10 in combination with Taxotere® based on preclinical data showing synergistic antitumor activity of SGN-10 and taxanes in models of colon, breast, lung and prostate cancers.

d)   <u>ImmunoGen, Inc</u>.   ImmunoGen is a leading developer of antibody-based cancer therapeutics. ImmunoGen's proprietary tumor-activated prodrug technology (TAP) combines extremely potent small-molecule drugs with monoclonal antibodies that recognize, bind directly to, and kill tumor cells. Its targeted delivery technology increases the potency and efficacy of cancer-specific antibodies, which allows drugs to kill cancer cells with minimal harm to healthy tissue.

ImmunoGen plans to become a leader in the development of innovative biopharmaceutical treatments for cancer and other debilitating human diseases by selectively out-licensing TAP technology in exchange for cash that it will use to fund the development of its internal, proprietary products. Currently, ImmunoGen has out-license agreements with GlaxoSmithKline plc, British Biotech plc, Genentech, Inc., Millennium Pharmaceuticals, Inc. and Abgenix, Inc.

ImmunoGen's tumor-activated prodrug technology uses a highly potent drug that is covalently attached to humanized monoclonal antibodies for targeting tumor cells. Intravenous administration of this drug yields a 100% cure rate of bulky, human tumors in SCID mice. Only low-level toxicity has been observed in non-human primates, at dosages as high as twice the drug level used to obtain cures in the mouse model. Results from the first Phase I clinical trial of its first TAP, huC242-DM1/SB-408075 (Cantuzumab Mertansine), show that it is well tolerated in humans, and elicits no immune response.

e)   <u>Corixa</u>   Corixa is a developer of immunotherapeutics with a commitment to treating and preventing autoimmune disease, cancer and infectious disease by understanding and directing the immune system. Corixa is focused on immunotherapeutic products and has a broad technology platform enabling both fully integrated vaccine design and the use of its separate, proprietary product components on a standalone basis. Corixa currently has 16 programs in clinical development and 22 programs in preclinical development, and a recently approved product, *Bexxar*®, a monoclonal antibody conjugated to a radioisotope.

Corixa focuses on increasing the effectiveness of antibodies by attaching radioisotopes or other cytotoxic agents to them for use in "radioimmunotherapy" or "chemoimmunotherapy". By using an antibody to deliver a radioisotope or other cytotoxic agent to targeted tumor cells, the effect of the radiation or cytotoxic agent can be concentrated in the immediate vicinity of malignant cells. Development of effective radioimmunotherapies, however, presents an additional set of challenges, including the need to select an appropriate radioisotope for the intended therapy, to develop a reliable means of linking the radioisotope to the antibody and to devise a protocol that optimizes therapeutic effect while minimizing undesirable side effects. Corixa believes that radioimmunotherapies will emerge as important treatments for blood-borne cancers because of the radiosensitivity of these malignancies and the ready accessibility of the blood and lymph systems to monoclonal antibodies. Radioimmunotherapy also may become an important adjunctive therapy for the treatment of certain solid tumor cancers following surgery, radiation therapy or chemotherapy, where it may be used to eliminate circulating and other undetected malignant cells missed by primary therapies. In the future, Corixa intends to use its expertise in conjugated antibodies to expand beyond radioimmunotherapy to develop chemoimmunotherapies for the potential treatment of certain cancers.

SuperAntibody technology allows antibodies to achieve a higher level of therapeutic efficacy (usefulness). All of these competing technologies may also lay claim to increasing potency of native, humanized antibodies. However, we believe that for the most part, they do so by using complex or potentially toxic agents conjugated to antibodies. Our SuperAntibody Technology uses only simple peptides with no inherent toxic potential.

Technological competition in the pharmaceutical industry is intense and we expect competition to increase. Each of the potential competitors listed above have are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than us, and many of these potential competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products. In addition, many of these potential competitors have products in advanced stages of development, which may result in earlier commercialization of their technologies and a competitive advantage in the market. We believe that a competitive technical advantage in the monoclonal antibody industry will take 3-5 years to recognize.

Marketing Plan

Our initial business development strategy will be focused on marketing the SuperAntibody Technology to the pharmaceutical community for the purpose of entering into licensing agreements and collaborative relationships. We anticipate that, in addition to any interest we earn in any SuperAntibody Technology enhanced products, we will be paid licensing fees for the use of our technology and provide ongoing research and technical support, on a contract basis, during development of products using SuperAntibody Technology and any subsequent clinical trials. We anticipate that this strategy will reduce our overall costs and the risks associated with clinical trials, as those costs are expected to be paid by our corporate collaborators.

We plan to market our SuperAntibody Technology to the pharmaceutical community by directly contacting potential collaborative partners. Currently, our officers engage in marketing activities under the direction of Gail Thurston, a director and officer, and Garth Likes, our Vice President of Business Development. Our goal is to contact decision makers in companies working on therapeutic antibodies and presenting them with information on the potential benefits of our SuperAntibody Technology. The intent of this program is introduce and increase awareness of SuperAntibody Technology over the long term so that companies, as they enter into strategic planning discussions for their own product applications, will consider the use of our SuperAntibody Technology.

In the future, we intend to expand our marketing efforts through presentations at major scientific meetings and trade shows, including events sponsored by Biotechnology Industry Organization, the professional organization representing the bio-technology industry.

Additional marketing efforts include maintaining our website at www.innexusbiotech.com. We also disseminate news releases announcing material developments related to our business and our SuperAntibody Technology.

Our initial marketing efforts will focus on targeting established pharmaceutical and biotechnology companies that could use our SuperAntibody Technology to improve on the effectiveness of their existing monoclonal antibody based products. Industry sources estimate that there are currently 260 biotechnology companies worldwide involved in the development of at least 700 antibody-based products. Approximately 220 of these products were in clinical trials. According to the Pharmaceutical Research and Manufacturers of America, monoclonal antibody products represented approximately 37% of all biotechnology products in development by its members. We intend to focus on North America, but also have initiated contacts with a number of pharmaceutical companies in Japan through prior introductions.

Our Collaborative Arrangements

Protokinetix, Inc.: On August 18, 2003, we announced that we had granted a license to Protokinetix, Inc. (OTCBB: PKTX) of Vancouver, B.C. for the use of our SuperAntibody Technology with up to 3 antibodies. The SuperAntibody Technology will initially be used with antibodies to the RECAF receptor. Under the terms of this agreement, Protokinetix, Inc. issued us 1.6 million of its restricted shares and agreed to pay us a cash licensing fee of US$60,000, ongoing fees and payment towards research and development costs for the development of monoclonal antibodies utilizing SuperAntibody Technology, as well as cash payments on the achievement of certain milestones. Based on the trading price of Protokinetix shares on the OTC Bulletin Board at the time of the announcement, we recognized $266,667 as revenue. We will also receive a royalty on the gross sales of any products developed by Protokinetix, Inc. using SuperAntibody Technology.

Corixa Corp.: We entered into a research and development agreement and a license agreement with Corixa Corp. (NASDAQ:CRXA) of Seattle, WA in September of 2003. The research and development agreement would allow both parties to perform a collaborative study to evaluate the feasibility and potential for SuperAntibody Technology to be used with certain of the proprietary monoclonal antibodies and monoclonal antibodies under development by Corixa. As part of the agreement, we granted Corixa an exclusive option with respect to each monoclonal antibody ("mAb") evaluated and certain exclusive worldwide licenses. The option for each mAb shall continue for 18 months after initiation of studies with such mAb. Currently, the first mAb in the agreement has been converted to a SuperAntibody and tested in our laboratories; results are expected to be confirmed in Corixa labs over the next few months.

Upon exercise of the option by Corixa under the research and development agreement, the license agreement becomes effective automatically. The license agreement with Corixa is for the worldwide development and marketing of certain mAbs, modified by SuperAntibody Technology, for human use. On exercise of the option, Corixa is required to pay a license fee in the amount of US$250,000 to us and the particular mAb shall become a Corixa antibody for purposes of the license agreement. On each anniversary of payment of the license fee, Corixa shall pay us the sum of US$60,000 as an annual fee to maintain the license in good standing for the next 12 months. Additional milestone payments and royalties may be payable depending on the results of clinical trials.

The terms of the foregoing collaboration arrangements are summarized as follows:

Item	Corixa	Protokinetix	Comment
All payments made to date	$ 0-	$266,677	
Aggregate potential milestone payments	3,750,000	$1,000,000	
Description of milestone events	Licensing,, Phase I, Phase II, Phase III, BLA	Licensing, Phase I, Phase II, Phase III, BLA	
Annual Fees	60,000	60,000	
Royalty provisions	2%	4-6%	
Date of Expiration	N.D.	N.D.	
Termination Provisions, including any payments required upon termination	None	None	

Regulatory Requirements

We believe that the primary initial market for products developed using SuperAntibody Technology will be in the United States and therefore the regulatory requirements in the United States are of primary concern to us, although the regulatory requirements in other jurisdictions will likely also become relevant and will have to be dealt with in conjunction with meeting United States requirements. The manufacturing and marketing of our potential products and certain areas of research related to them are subject to regulation by governmental authorities in the United States and in other countries. United States federal authorities potentially involved in the regulation of pharmaceuticals includes the FDA, the Department of Agriculture, and the Environmental Protection Agency. In Canada, these activities are regulated by the Food and Drug Act and the rules and regulations promulgated thereunder, which are enforced by the TPD of Health Canada. The regulatory processes in Canada and the United States follow similar essential steps although timing and results may be different.

The regulatory process for the development and approval of a new drug includes the conduct of preclinical and clinical trials. The duration of those trials and number of subjects required to meet the requirements of the various authorities may vary according to, among other things, the disease studied, the seriousness of the side effects, whether there is any current or conventional therapy, the size of the target population, and the nature of the proposed treatment.

For a pharmaceutical product to receive regulatory approval, such a product must be shown to be both safe in preclinical studies and safe and efficacious in subsequent clinical trials in humans.

Pharmaceutical Products

The process required by the FDA before pharmaceutical products may be marketed in the United States generally involves the following: (1) preclinical laboratory and animal testing; (2) the submission to the FDA of an application for Investigational New Drug ("IND") status; (3) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug or biologic; (4) the submission of a New Drug Application ("NDA") for approval of a drug or Biologics License Application ("BLA") for approval of a biologic to the FDA; and (5) FDA approval of the NDA or BLA and issuance of a license prior to any commercial sale or shipment of the drug or biologic. In addition to obtaining FDA approval for each use of a product, manufacturing establishments must be registered with and approved by the FDA. Manufacturers of biologics must also submit an Establishment License Application ("ELA"). Manufacturing establishments are subject to annual inspections by the FDA and must comply with, among other things, applicable FDA current Good Manufacturing Practice regulations. Finally, each manufacturer must annually list with the FDA all of the products it manufactures and markets.

Pre-Clinical Studies

Pre-clinical studies are conducted in the laboratory and in animal models to gain preliminary information on the investigational drug or biologic and to identify any significant safety problems. The results of these studies are submitted to the FDA as part of the IND application. Testing in humans may not commence until the IND application has been approved.

IND Application

The IND application represents an application for exemption to the federal law that generally requires investigational drugs or biologics to be approved by the FDA before interstate shipment. Once an IND has been approved, a sponsor may conduct human clinical studies in order to demonstrate relative safety and efficacy of the product in support of an ELA/BLA or NDA. According to regulations, FDA reviewers have 30 days after an IND submission to decide whether the information provided in the submission indicates that it is safe to introduce the drug or biologic into humans in the proposed manner and thus supports initiation of the clinical studies.

Clinical Studies

Human clinical studies are typically conducted in three sequential phases, which may overlap, and are designed to collect additional data relating to the safety, dosing, and side effects of the proposed product and to the product's efficacy in comparison to any currently accepted therapy. Phase I clinical studies are generally performed in 10 to 30 healthy human subjects; or, more rarely, selected patients with a targeted disease or disorder. The goal is to establish an initial database about tolerance, safety, and dosing of the product in humans. Also, the first data regarding the absorption, distribution, metabolism, and excretion of the product in humans are established. Phase II clinical studies are generally performed in small numbers of carefully selected patients, usually 50 to 200. Phase II studies are used to obtain definitive statistical evidence of the efficacy and safety of the product and dosing regimen. Phase II studies are definitive proof of concept studies that will allow the FDA to approve the product for its intended use or label claims. Phase II studies provide preliminary evidence to plan a well-controlled or "pivotal" study. The Phase III clinical development program consists of expanded large scale studies of patients (200 to 2,000 patients or more) with the target disease or disorder, to obtain statistical evidence of the efficacy and safety of the proposed product and dosing regimen. These studies may include investigation of the effects in sub-populations of patients, such as the elderly.

Phase I studies may be conducted with patients or subjects, depending on the nature of the condition being treated and the toxicity of the product being tested. When patients are studied, Phase I and II studies may be combined. In addition to potential time savings, the combination of different phases encourages the use of larger sample sizes and increased use of more reliable statistical results in the earlier phases. Subsequent to the Phase I and II studies, pivotal studies are carried out with larger numbers of patients with the target disease or disorder. Depending on the number of subjects, or the results of the Phase I/II studies, these pivotal studies may be either Phase II or Phase III. Additional clinical trials beyond the pivotal studies may or may not be required for licensing.

Product Licensing by FDA

Upon successful completion of clinical testing, an NDA (for a drug) or BLA (for a biologic) and an ELA containing all the preclinical, manufacturing, quality control, and human data is filed with the FDA. This application includes, among other things, details of the manufacturing and testing processes, preclinical studies, and clinical trials which demonstrate that the biologic is safe and effective. Subsequently or concurrently, an application can be made to Canada as a New Drug Submission ("NDS"). FDA approval of the application is required before the new product may be marketed. The FDA may grant marketing approval, require additional testing or information, or deny the application.

The clinical studies may take three to five years or more to complete and there are no assurances that the clinical data obtained will demonstrate to the FDA that the product is safe and effective. The FDA may require the applicant to perform additional human testing.

Manufacturers of pharmaceutical and food products are subject to FDA inspections and must comply with applicable FDA Good Manufacturing Practice regulations.

Other Regulatory Requirements

We are also subject to regulation in the United States by the Occupational Safety and Health Administration, the Environmental Protection Agency, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other agencies, legislation and regulations, and in Canada, by the Food and Drugs Act and the Department of Health and may, in the future, be subject to other federal, provincial, state, or local regulations. We are unable to predict whether any agency will adopt any regulation, which would have a material adverse effect on our operations.

Sales of drugs and biologics outside the United States are subject to foreign regulatory requirements that may vary widely from country to country, and to export approval from the United States FDA. Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities of foreign countries must

be obtained prior to the commencement of marketing the products in those countries. The time required to obtain such approval may be longer or shorter than that required for FDA approval.

C. Organizational Structure

The following chart sets out our corporate structure and our ownership interest in each of our subsidiaries:


InNEXUS BIOTECHNOLOGY INC. formerly Cusil Venture Corporation (British Columbia, Canada)
InNexus Biotechnology International Limited 100% (Barbados)
InNexus Inc. 100% (Washington)
InNexus Exchange Corp. 100% (Nevada)
North Bioscience Inc. 100% (British Columbia, Canada)

D. Property, Plants and Equipment.

We do not own any real property. Our offices are located in the Seattle area at 3405 172nd Street NE, #196, Arlington, Washington 98223 and at 1400-400 Burrard Street in Vancouver, British Columbia, Canada V6C 3G2. The existing premises in Arlington, Washington are currently leased on a month to month basis at $500 per month. Our Vancouver premises are provided as part of our consulting agreement with West Oak Capital Group, Inc. at no additional cost. Both rental agreements can be terminated on 30 days notice, without further obligation. We will employ our senior management and provide project management capabilities through these locations. Research and development is being carried out at ImmPheron laboratories in Lexington, Kentucky on a contract basis.

We currently employ 6 people and will also employ consultants and carry out additional research through or with corporate partners through various locations in North America.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with Canadian GAAP, which differ in certain significant respects from U.S. GAAP, and are stated in Canadian Dollars, being the foreign currency our financial statements are denominated in, see “Currency and Exchange Rates”. You should read the following discussion in conjunction with our financial statements and the notes thereto included in this Registration Statement under Item 17, including our audited consolidated financial statements for the year ended June 30, 2003, the six months ended June 30, 2002 and the year ended December 31, 2001, and our unaudited financial statements for the six months ended December 31, 2003 and 2002. Reference is made to Note 11 in our audited consolidated financial statements and Note 11 in our unaudited financial statements for an explanation of all material differences between

Canadian GAAP and U.S. GAAP, as they pertain to our financial statements. Management's discussion and analysis is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described under "Key Information" and elsewhere in this Registration Statement. We disclaim any obligation to update information contained in any forward-looking statements.

Overview

We operate in the biotechnology industry, focusing on the development of pharmaceutical products based on monoclonal antibodies. All potential products using our SuperAntibody Technologies platform will require further research and development and will require significant testing before they can be marketed commercially. To date, there are no developed or approved products incorporating our SuperAntibody Technologies.

The biotechnology industry is highly regulated, with new products requiring a series of government approvals prior to commercialization, resulting in a need for extensive research and development and a long lead-time to market for any prospective process. This in turn requires the typical biotechnology company to invest heavily in research and development, staff and facilities and sustain such expenditures for a number of years before it is able to earn any revenue from its products, which requires such companies to obtain large reserves of working capital.

Unlike a traditional biotechnology company, which seeks to develop proprietary therapeutic or diagnostic products based on its own research and development, we are primarily focused on assisting other biotechnology companies to enhance or develop their own products using our proprietary technology platform, SuperAntibody Technologies. Our SuperAntibody Technologies seek to improve the therapeutic potency of existing monoclonal antibodies by increasing binding to the target antigen, enhancing antibody effector functions and installing new properties into antibodies. See Item 4.B "Business Overview – Principal Products and Services". Following this strategy, we hope to enter into collaborative research and development agreements with biotechnology companies such as our recent agreement with Corixa Corp. whereby we will assist them to improve on the therapeutic potency and other features of their existing monoclonal antibodies through use of our SuperAntibody Technologies. We believe our SuperAntibody Technologies may offer a number of potential biotechnology collaborative partners a number of significant potential advantages in development and commercialization of antibody based products, including, variously, improving the effectiveness of a potential product, changing certain characteristics which would prevent commercialization of a prospective product, offering new applications for existing products, and, in some cases, enhanced or extended patent protection. We anticipate these agreements will typically provide for a collaborative research and development program, conducted at the expense of and using staff and facilities owned and funded by our collaborative partner (or, alternatively facilities operated by third parties on a contract basis), with our participation on a fee for service basis.

As a result of this approach, we expect that we will not be required to make the large capital investments in research and development staff and facilities, which a traditional biotechnology company must incur to commercialize and sell a pharmaceutical product. Instead, our primary expenditures will be focused on identifying and securing prospective collaborative partners and on raising the profile and acceptance of SuperAntibody Technology. Our cash requirements and prospective revenue will be largely governed by our ability to locate collaborative partners and negotiate agreements to license our SuperAntibody Technologies on favourable terms.

Our success will be dependent upon attaining widespread acceptance of our technology as a means of improving the effectiveness of monoclonal antibodies for therapeutic purposes. Since SuperAntibody Technology is not yet considered proven technology, our ability to secure collaborative partners will be dependant largely on our ability to provide scientific validation for the multiple uses of our platform. This, in turn, will be highly dependant upon the specific results of our various collaborative research and development efforts, including those now being done in collaboration with Corixa Inc. If favourable results are obtained for our SuperAntibody Technologies in connection with one or more antibodies, we anticipate it will be much easier for us to secure other collaborative partners, which will in turn increase our potential revenue from licensing and research management fees. To date, we have not received any such revenue other than restricted shares of Protokinetix, Inc. (see Item 4 B. "Business Overview – Our Collaborative Agreements").

We may also, as a secondary strategy, acquire rights to antibodies which we will then conjugate as "Super Antibodies" using our SuperAntibody Technology to concurrently develop additional products and technologies. We do not have sufficient capital and other resources to independently develop and commercialize a monoclonal antibody based product at this time, and will need to raise additional capital to fund our internal research and development efforts if we choose to pursue this strategy. We have entered into one such agreement, with Immune Networks Ltd. ("IMM"), which provided for a sub-license of the 1F7 antibody. IMM is currently in default of its agreement and consequently we may not have the license rights to 1F7 which our agreement with IMM provides for. Since we do not intend to actively purse the direct independent development of SuperAntibody Technologies enhanced antibodies at this time, we do not anticipate this default will significantly affect our current operations.

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to secure collaborative arrangements with biotechnology companies until such time as we are able to realize licensing and/or management fees from such arrangements sufficient to fund our operations.

While we do not presently fund clinical trials or incur the other typical expenditures associated with research, development and commercialization of pharmaceutical products, we do now engage in preliminary research activities related primarily to SuperAntibody Technologies enhancement for specific antibody candidates and to enhance patent protection for our technology, which we expect to continue and to increase proportionately to our business development activity in seeking new collaborative arrangements, although we expect to also earn revenue in the form of research management and advance licensing fees to cover a portion of such expenditures as occurred. We do not presently own any research facilities and all research and development work has been performed under contract or in research facilities owned by our collaborative partners, and anticipate we will be able to continue to do so. As a result of our approach, we do not anticipate we will be required to invest in our own research and development staff and facilities beyond current contract arrangements, although we expect expenditures will increase as we seek to enter other collaborative arrangement, or as the need for further development of our SuperAntibody Technology becomes apparent. If we are not able to secure collaborative partners with suitable antibody products and the resources necessary to fund a collaborative research and development program of a SuperAntibody Technologies enhanced antibody product, or if we in the future discover or are offered the rights to an antibody which may have attractive potential uses, but for which we are not able to find a suitable partner for collaborative product development, we may have to re-evaluate our strategy and, at that time, determine whether we ought to enter into direct research and development of SuperAntibody Technologies enhanced anti-body products. This would require extensive investment in research and development staff and facilities which is beyond our current resources and which we may not be able to obtain funding for at that time.

Accounting Policies

We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the enclosed audited and unaudited financial statements. These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results. In addition, there are a number of factors which may indicate our historical financial results will not be predictive of anticipated future results. You should carefully review the following disclosure, together with the attached financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Effect of Acquisition of InNexus

On December 5, 2001, we entered into a share exchange agreement pursuant to which we agreed to acquire, by way of exchange of shares of all of the issued shares and convertible notes of InNexus Inc. (the "Share Exchange").

On June 27, 2003, we completed the Share Exchange and subsequently changed our name to InNexus Biotechnology Inc. For purposes of financial reporting, the Share Exchange has been reported in accordance with accounting principles applicable to a reverse takeover which results in the following:

(a) The consolidated financial statements of the combined entities are issued under our name but are considered a continuation of the financial statements of our legal subsidiary, InNexus Inc.;

(b) As InNexus Inc. is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in our financial statements at their historical carrying values; and

(c) Control of our assets and liabilities is deemed to have been acquired by InNexus Inc. The fair value of the cost of the purchase is $220,681 and is equal to the net book value of the assets acquired from us as outlined in Note 3 of our consolidated financial statements for the year ended June 30, 2003.

Revenue Recognition

Revenue to date has primarily been derived from licensing fees (which are comprised of initial upfront fees) and research and development collaboration payments from collaborative licensing arrangements. Initial fees received which require our ongoing involvement are deferred and amortized into income over the term of the underlying product development period. Research and development collaboration revenues consist of non-refundable research and development funding under collaborative agreements with our strategic partners. Research and development funding generally compensates us for non-clinical and clinical expenses related to the collaborative development programs for certain of our jointly developed product candidates and is recognized as revenue when the research and development activities are performed under the terms of the agreements.

During the six -month period ended December 31, 2003, we received 1.6 million restricted shares of Protokinetix, Inc. in payment of a licensing fee, for which we recognized $266,667 as revenue, being the trading price of Protokinetix shares on the OTC Bulletin Board at the time of the announcement. Since we are unable to sell these shares at this time, the amount of revenue recorded may be different from that which we eventually realize from their sale. There is no assurance that we will be able to sell the shares for the price recorded as revenue or at all. If we do not realize the recorded price or greater, our net losses will be increased by up to $266,667, less any net amount actually realized upon sale of these shares. (See Item 5.A – "Six Months Ended December 31, 2003").

Going Concern Assumption

We are a development stage enterprise and have not yet commenced commercial operations. Our financial statements have been prepared on the going concern basis, which presumes we will be able to realize our assets and discharge our liabilities in the normal course of operations for the foreseeable future. We have a history of losses; and have not yet generated any revenues (other than restricted shares of Protokinetix, Inc.). Our continuation as a going concern is uncertain and dependent on successfully bringing our technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain our operations, the outcome of which cannot be predicted at this time. Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future. In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of our technologies. Our financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations.

Amortization

Equipment is recorded at cost and amortization is provided on a declining-balance basis at 30% per annum, commencing from the time the equipment is put in use. Research costs are charged as an expense in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless we believe a development project meets generally accepted criteria for deferral and amortization. Once we believe a development project meets the criteria for deferral and amortization, we defer further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold. At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate. The costs of acquiring technology, trademarks, patents and licenses are capitalized and amortized on a straight-line basis over their estimated useful lives. The net realizable value is assessed on a periodic basis based on estimated future cash flows and written-down to net recoverable amount when considered necessary.

The carrying value of technology rights does not necessarily reflect present or future values. The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.

Compensation

We have a stock option plan which is described in note 8(e) to our Audited Financial Statements. Effective July 1, 2002, we adopted a new method to account for stock based compensation and other stock based payments. Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after July 1, 2002, are accounted for using the fair value based method. We account for grants to employees and directors by the settlement method, under which no compensation cost is required to be recorded for stock-based employee compensation awards when the options were granted at market prices. Consideration paid by employees on the exercise of stock options is recorded as share capital. Prior to this change, we accounted for all stock-based compensation using the settlement method.

A. Operating results

Recent Developments

We are primarily focused on the licensing of SuperAntibody Technology to biotechnology companies involved in the development of potential products based on monoclonal antibodies. Our success is dependent upon attaining widespread acceptance of our technology as a means of improving the effectiveness of monoclonal antibodies for therapeutic purposes.

At the present time, monoclonal antibodies are being actively pursued by a large number of biotechnology companies as a means of treating a number of conditions, most notably various forms of cancer. Should monoclonal antibody technology prove to be unsuccessful in targeting these cancers and sufficient efficacy to achieve FDA approval for marketing, or an alternative therapy prove to be more effective, then we may find it more difficult to secure interest in licensing our technology from potential partners in the biotechnology field. In addition, should current licensing initiatives that we have underway, such as the research and development with Corixa, not result in the licensing of SuperAntibody Technology and the initiation of clinical trials involving an SuperAntibody Technology modified antibody in a timely fashion, then we will be required to spend additional funds on research and development to achieve the milestones required to initiate license payments. As such, it is very important that we receive industry acceptance of SuperAntibody Technology in a timely fashion in order for us to secure licensing revenue and be able to attract other potential licensors and the equity capital necessary to maintain our research and development efforts.

The following summary should be read in conjunction with our financial statements and accompanying notes attached thereto.

Six month period ended December 31, 2003 (unaudited) compared to the six month period ended December 31, 2002 (unaudited)

During this period, we completed our first six months after completion of the Share Exchange and the corresponding public offering, earned our first licensing revenue, and increased a number of costs as a result of increased business activity. We also incurred certain one time costs related to completion of the InNexus Share Exchange in the prior six month period and initial set up costs for our website and other promotional costs.

During the six-month period ended December 31, 2003, we incurred a loss of $237,235, as compared to a loss of $257,836 for the six-month period ended December 31, 2002.

During the six-month period ended December 31, 2003, we received 1.6 million shares of Protokinetix, Inc. as partial payment for the granting of a license to use our SuperAntibody Technology on up to 3 antibodies. These shares are restricted from trading until November, 2004 and have been valued at US$0.12 per share, being the trading price of Protokinetix on the OTC Bulletin Board at the time of the announcement, for a total equivalent value in Canadian dollars of $266,667. This amount has been recorded as licensing revenue. Since we are unable to sell these shares at this time, the amount of revenue recorded may be different from that which we eventually realize from their sale. There is no assurance that we will be able to sell the shares for the price recorded as revenue or at all. If we do not realize the recorded price or greater, our net losses will be increased by up to $266,667, less any net amount actually realized upon sale of these shares. We also earned interest of $627 on our cash balances, for total income for the period of $267,294. We had no licensing or interest income during the same period a year prior.

Amortization expense of $27,050 was incurred during the six-month period ended December 31, 2003. This amount was comprised of amortization of $26,408 on technology rights and $642 for amortization on office equipment. This compares to amortization of $192 for office equipment during the six-month period ended December 31, 2002. We had no amortization expenses related to technology rights during the six month period ended December 31, 2002 because we had yet to complete the acquisition of the SuperAntibody Technology rights from ImmPheron Inc.

Bank charges and interest incurred during the six-month period ended December 31, 2003 were reduced to $1,095 from the $29,522 incurred during the six-month period ended December 31, 2002 when there were loan obligations outstanding that were subsequently extinguished on completion of the Share Exchange in June, 2003. This expense is expected to remain at around the current level in subsequent periods.

Consulting fees of $118,272 were incurred during the six-month period ended December 31, 2003 for web site development and maintenance, market-making and investor relations services, and business development consultants. This compares to $4,154 incurred during the same period a year prior for web site maintenance alone. While approximately $7,500 of this amount pertains to media relations consulting services and is not likely to repeat in subsequent periods, the balance of the costs are likely to be ongoing expenses of operations.

During the six-month period ended December 31, 2003, we incurred legal and accounting fees of $49,357 with respect to completion of corporate documentation related to the Share Exchange and preparation of the audited financial statements for the year ended June 30, 2003. There were no legal or accounting expenses incurred during the six-month period ended December 31, 2002.

During the six-month period ended December 31, 2003, we incurred management fees of $30,000 to a director. This compares to $36,364 paid to a different director during the six-month period ended December 31, 2002. We anticipate these expenses to continue in approximately the same amount during the next 12 months.

During the six-month period ended December 31, 2003, we incurred office and administration expenses of $17,334, an increase from the $2,047 incurred during the six-month period ended December 31, 2002 due to the costs of being a public company including mailing and communicating with shareholders. Office rent of $2,743 incurred during the six-month period ended December 31, 2003 was increased slightly from the $1,718 incurred during the six-month period ended December 31, 2002. We expect these costs to remain at about the same levels during the next 12 months.

Research consulting fees paid to related parties of $40,623 were incurred during the six-month period ended December 31, 2003 as compared to a total of $39,394 being paid for these same research services during the same period a year prior. During the six-month period ended December 31, 2003, research and consulting fees of $85,997 were paid to ImmPheron as compared to $104,477 being paid during the six-month period ended

December 31, 2003. A total of $19,883 paid to others for research consulting during the current six month period was comprised mainly of patent filing work, with $31,529 having been paid during the six month period ended December 31, 2002 for research and development work done by outside consultants. We expect these costs to remain at about the same levels during the next 12 months.

Stock-based compensation expense of $66,682 was recorded during the six-month period ended December 31, 2003 with respect to options that were granted to non-employees that partially vested during the period. There were no options granted during the six-month period ended December 31, 2002.

Transfer agent and filing fee expense of $14,949 was incurred during the current six-month period as InNexus Inc. is now publicly traded instead of privately held as we were during the six-month period ended December 31, 2002. We expect these costs to remain at about the same levels during the next 12 months.

Travel expenses of $17,553 were incurred during the six-month period ended December 31, 2003, which represents an increase from the $1,027 paid during the six-month period ended December 31, 2002. This was due to increased levels of business development activity during the current period. We note that these expenses are particularly important for us since it is necessary for us to develop and maintain critical relationships with existing and prospective collaborative research and development partners. We expect these costs to increase during the next 12 months.

Year ended June 30, 2003 compared to the six-month period ended June 30, 2002

Throughout almost the 12 months ended June 30, 2003, we were involved in completing the Share Exchange (which completed on June 27, 2003) which required us to incur a significant number of one-time expenses related to the transaction, particularly those related to fulfilling corresponding regulatory requirements. In addition, we significantly limited our operational activities until after completion of the public financing completed at the same time. As a result, the historical results obtained in this period are not reflective of financial results we anticipate on an ongoing basis. In particular, we note as follows:

During the year ended June 30, 2003, we incurred a loss of $466,862, compared to a loss of $256,878 for the six-month period ended June 30, 2002 (an annualized amount of $513,756). The significant changes during fiscal 2003 compared to the six-month period ended June 30, 2002 (other than fiscal 2003 being a full year) are as follows:

Bank charges and interest incurred during the year ended June 30, 2003 of $58,939 increased slightly, on an annualized basis, from the $25,351 incurred during the six month period ended June 30, 2002 due to additional loan amounts outstanding.

Consulting fees of $5,468 were incurred during the year ended June 30, 2003 for web site development and maintenance. No similar expenses were incurred during the six month period ended June 30, 2002.

During the year ended June 30, 2003, we incurred legal and accounting fees of $17,500 with respect to preparation of the documentation necessary for the proposed Share Exchange, as compared to $1,333 incurred during the six-month period ended June 30, 2002, representing an annualized amount of $2,666.

During the year ended June 30, 2003, we incurred management fees of $60,606 to a director. This compares to nil incurred during the six months ended June 30, 2002.

During the year ended June 30, 2003, we incurred office and administration expenses of $2,168, which represents a decrease from the $3,204 incurred during the six-month period ended June 30, 2002. Office rent of $3,611 incurred during the year ended June 30, 2003 represented a slight reduction, on an annualized basis, from the $2,033 incurred during the six month period ended June 30, 2002.

Research consulting fees totaling $322,787 were incurred during the year ended June 30, 2003. This amount included $66,667 paid to related parties, which is reduced, on an annualized basis, from the $55,980 spent during the six month period ended June 30, 2002. A total of $211,258 was paid to ImmPheron during the current year, which represents an annualized increase from the $81,434 paid during the six-month period ended June 30, 2002. This represents additional development work and research and development done on SuperAntibody Technology in preparation for licensing of SuperAntibody Technology to corporate partners, and has resulted in additional patent filings on applications of SuperAntibody Technology for our benefit. A further $44,862 was spent with other consultants on research on SuperAntibody Technology during the year, which represents an annualized reduction from the $57,339 paid during the six month period ended June 30, 2002 and was due to more of the work being done by ImmPheron during the current period.

Stock-based compensation expense of $21,955 was recorded during the year ended June 30, 2003 with respect to 140,000 options that were granted to non-employees and vested during fiscal 2003. InNexus Inc. did not grant any options during the six-month period ended June 30, 2002.

Travel expenses of $1,027 were incurred during the year ended June 30, 2003, which represents a significant reduction from the $18,306 (annualized amount of $36,612) paid during the six-month period ended June 30, 2002. This was due to spending restraints imposed by our management to conserve cash while waiting for the completion of the Share Exchange and concurrent financing.

We recognized a foreign exchange translation gain during the year ended June 30, 2003 of $41,483 due to the increase in the value of the Canadian dollar against the U.S. dollar during the period. This compares to a foreign exchange loss of $528 incurred during the six-month period ended June 30, 2002.

Six month period ended June 30, 2002 compared to year ended December 31, 2001

For the six month period ending June 30, 2002, the operations of InNexus Inc. were funded predominantly by loans provided by Cusil Venture Corporation, which totaled $294,199 as at June 30, 2002. To conform with budgets established by Cusil Venture Corporation as a condition of the loans, InNexus Inc. reduced its level of general and administrative expenditures for automobile expense to $4,979 (an annualized amount of $9,958) from the $15,094 incurred during the year ended December 31, 2001), meals and entertainment to $3,052 (an annualized amount of $6,104) from $19,067 in fiscal 2001, office and administration of $3,204 ($6,408 annually) from $11,232, telephone of $2,420 ($4,840 annually) from $8,694, legal and accounting of $1,333 ($2,666 on an annualized basis) from $7,400, with miscellaneous expenses completely eliminated, as compared to $21,041 incurred during the year ended December 31, 2001. On an annualized basis, rent expense increased to $2,033 ($4,066 annually) during the six month period ended June 30, 2002 from the $2,500 incurred during the year ended December 30, 2001, with wages and benefits increased to $919 for the six month period ended June 30, 2002 ($1,818 annualized) from the $1,629 incurred during the year ended December 31, 2001.

Bank charges and interest expense for the six month period ended June 30, 2002 increased to $25,351 (an annualized amount of $50,752) from the $14,319 incurred during the year ended December 30, 2001 due to interest accrued on the advances from us and the loan payable to IMM.

Travel expense of $18,306 was incurred during the six month period ended June 30, 2002, representing an annualized amount of $36,612 for attendance at trade shows and for meetings with prospective industry partners for SuperAntibody Technology. This compares to an expenditure of $314 during the year ended December 31, 2001.

After taking into account a foreign exchange loss of $528, we incurred a loss of $256,878 during the six month period ended June 30, 2002, an annualized amount of $513,756. This compares to a loss, after a foreign exchange loss of $27,406, of $313,560 during the year ended December 31, 2001.

Fiscal Year ended December 31, 2001 compared to Prior Fiscal Periods

During this period of time, InNexus Inc. was operating as a private company and therefore did not incur the costs we now do for regulatory compliance including, in particular, legal and accounting costs. Since InNexus, Inc. did not have sufficient funding to aggressively pursue its business strategy, it also spent less on development of SuperAntibody technology and on operations generally than spent in subsequent fiscal periods or than we expect to spend in the future on an on-going basis. Accordingly, these historical results are not expected to be predictive of future activity.

The only revenue received to June 30, 2003 by InNexus Inc. was interest income of $446, earned in the year ended December 31, 2001.

During the year ended December 31, 2001, expenditures were incurred by InNexus Inc. for automobile ($15,094), bank charges and interest ($14,319), meals and entertainment ($19,067) and miscellaneous ($21,041). There were no expenditures in these expense categories incurred during prior periods, with this activity in fiscal 2001 related to commencement of marketing activities related to SuperAntibody Technology. Consulting fees were incurred during fiscal 2001 regarding ImmPheron and IMM ($7,950 and $91,500 respectively) that were not incurred during the prior periods.

Consulting fees paid to related parties for the year ended December 31, 2001 totaled $85,860, as compared to nil during each of 2000 and 1999, and a total of $176,940 incurred from incorporation in July 1997 to December 31, 1998. These fees recommenced in 2001 as a result of the relationships established during the period with IMM and ImmPheron.

Increased levels of expenditures were incurred during the fiscal year ended December 31, 2001 for office and administration ($11,232 as compared to nil in 2000 and 1999, and $7,991 during 1997 and 1998) and legal and accounting ($7,400 vs. nil in 2000 and 1999, and $1,878 during the prior periods) for business development activities related to SuperAntibody Technology. Rent expense during fiscal 2001 was reduced to $2,500 from nil in 2000 and 1999, and $28,500 incurred during the prior periods due to the renegotiation of rental arrangements on the Seattle office, for the purpose of reducing expenses. During fiscal 2001, expenditures on travel of $314 were reduced from $4,527 incurred during 1997 and 1998 (nil in 1999 and 2000), telephone expense of $8,694 incurred during fiscal 2001 was reduced from the $26,188 spent during 1997 and 1998 (nil in 1999 and 2000), with wages reduced to $1,629 from $43,581 incurred during 1997 and 1998 (nil in 1999 and 2000), all due to cost reduction strategies implemented by management.

Due to InNexus Inc. conducting its business primarily in U.S dollars, a foreign exchange loss of $27,406 was recorded for the year ended December 31, 2001. This compares to a foreign exchange loss of $26,019 incurred during the period from incorporation in July 1997 to December 31, 2000.

B.   *Liquidity and Capital Resources*

We are at an early stage of our development and, at present, have no material source of operating revenue, no lines of credit and no current sources of external liquidity. Our ability to continue as a going concern is dependent upon our ability to earn revenue through corporate collaborations and licensing arrangements, raise equity capital or borrow to meet our working capital requirements. We will require substantial additional capital resources to further pursue our business strategy of licensing our technology to other biotechnology companies under collaborative research and development arrangements. Until such time as we are able to realize licensing and/or management fees from such arrangements sufficient to fund our operations, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations. We believe that our current capital resources will be sufficient to fund operations as currently anticipated until July, 2004, and we will require approximately an additional $500,000 to fund anticipated operations to December 31, 2004 and will require additional funds on an ongoing basis until we are able to establish adequate revenue from our proposed collaborative arrangements. We do not expect to be able to commercialize our jointly developed product candidates or complete all of our current clinical studies during this period. Accordingly, unless we are able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from opportunities we may have to enter into corporate collaboration or licensing arrangements.

Cash Flow

Working Capital: At December 31, 2003, we had current assets of $425,061 and current liabilities of $268,757, for working capital of $156,304.

Current Assets: Current assets at December 31, 2003 were comprised of cash on hand of $404,640, prepaid expenses of $15,000 and accounts receivable of $5,421. This compares to current assets and current liabilities at June 30, 2003 of $328,218 and $191,114 respectively, for working capital of $137,104. At June 30, 2003 current assets were comprised of cash of $309,362 and accounts receivable of $18,856.

Investments: At December 31, 2003 we held 1,600,000 restricted shares of Protokinetix Inc. which are restricted from trading until October 31, 2004. These shares are being carried at a book value of $266,667 which represented their quoted market value on the OTC Bulletin Board at the time of issuance, being US$0.12 per share. At December 31, 2003, these shares had a value, based on the trading price of Protokinetix Inc. at that time, of $726,040. As at May 21, 2004, Protokinetix Inc. shares were trading at US$1.17 per share, which would have these shares valued at approximately $2.6 million Cdn as at that date. There is no assurance that we will be able to sell the shares for the price at which they were recorded as revenue or at all.

Short and Long-term debt Current obligations at December 31, 2003 included accounts payable and accrued liabilities of $108,099, amounts due to related parties of $79,828 and the current portion of the amount due to ImmPheron Inc. (for the acquisition of SuperAntibody Technology) of $80,830.   The amounts due to related parties are comprised of management and consulting fees due to officers but accrued in order to conserve cash. It is anticipated that these amounts will be paid from subsequent financings, proceeds from the exercise of options and warrants, or revenue received from technology licensing arrangements. Of the current amount due to ImmPheron Inc., $26,950 was due at December 31, 2003 (and subsequently paid in January, 2004) with one half of the remainder due on each of June 27, 2004 and December 27, 2004. This compares to current liabilities at June 30, 2003 of $191,114 which is comprised of accounts payable and accrued liabilities of $131,402, amounts due to related parties of $5,812 and the current portion of the amount due to ImmPheron Inc. of $53,900.

Long-tem debt at December 31, 2003 was comprised of $80,790 remaining as due to ImmPheron Inc. for the acquisition of SuperAntibody Technology, compared to $107,720 due to ImmPheron Inc. as at June 30, 2003.

Private Placements and Equity Offerings: In January 2004, we completed a private placement of 2,800,000 units at $0.21 for gross proceeds of $588,000. (We had already received $405,300 of this placement prior to the end of the six-month period ended December 31, 2003.) To May 21, 2004, we also received an additional approximately $250,524 from the exercise of outstanding share purchase and broker warrants.

We believe that funds currently on hand are sufficient to cover our operations until July, 2004, but we will require additional funds, which we anticipate obtaining from the sale of our securities, to sustain operations after that time. We now have 2,780,000 share purchase warrants exercisable at $0.27 until January 13, 2006, 1,315,000 share purchase warrants exercisable at $0.30 until June 27, 2004 and 381,946 agents warrants exercisable at $0.25 until June 27, 2005 outstanding, in addition to 1,645,000 outstanding incentive stock options exercisable at $0.25 per share until June 26, 2005. See Item 10. A "Share Capital". We anticipate completing one or more private placements and securing the exercise of all or a portion of the outstanding share purchase warrants and agents warrants, together with a portion of the outstanding incentive stock options, prior to July, 2004 in order to provide additional working capital to fund our operations. There is no assurance that we will be able to complete all or any such private placements or that the existing warrant or option holders will exercise all or any portion of their warrants or options. If we are not successful in securing such funds we will have to severely curtail or even suspend our anticipated operations after July, 2004.

SIX MONTHS ENDED DECEMBER 31, 2003

Cash used by operating activities, including changes in non-cash operating working capital, during the six-month period ended December 31, 2003 totaled $435,038. Cash provided during the six-month period ended December 31, 2003 from financing activities included advances on a private placement (subsequently closed in January, 2004) of $405,300, advances from related parties of $74,016 and the exercise of outstanding warrants and stock options for cash proceeds of $51,000. There was no cash used on investing activities during the period.

YEAR ENDED JUNE 30, 2003 COMPARED TO SIX MONTH PERIOD ENDED JUNE 30, 2002

At June 30, 2003, we had working capital of $137,104 as compared to a working capital deficit of $717,056 at June 30, 2002. Current assets at June 30, 2003 were comprised of cash on hand of $309,362 and accounts receivable of $18,856, with current assets at June 30, 2002 comprised solely of cash of $5,211. Current liabilities on June 30, 2003 included $131,402 in accounts payable, an amount due to related parties of $5,812 and the current portion of the amount due to ImmPheron, Inc. (for the acquisition of SuperAntibody Technology) of $53,900. This compares to current liabilities on June 30, 2002 of $722,267, which included accounts payable of $5,950, an amount due to related parties totaling $197,915, a loan payable of $224,203 (inclusive of accrued interest) and a promissory note payable to Cusil Venture Corporation of $294,199.

Included in our liabilities at June 30, 2003 is the non-current portion of the amount due to ImmPheron Inc. for the acquisition of SuperAntibody Technology of $107,720.

Cash increased by $304,151 during the year ended June 30, 2003 compared to a decrease of $3,775 during the six-month period ended June 30, 2002. The increase in cash in 2003 was the result of negative cash flow from operations of $658,815, the acquisition of technology rights for $67,455 and repayment of loans from related parties of $14,737, offset by the receipt of funds advanced by Cusil Venture Corporation under a promissory note of $254,466 and the issuance of shares for cash, net of offering costs, of $790,109. The decrease in cash during the six-month period in 2002 was the result of negative cash flow from operations of $230,760 and the acquisition of technology rights and equipment for $14,281, offset by advances from Cusil Venture Corporation of $234,181 and loans from related parties of $7,085.

Anticipated Capital Requirements For Next 12 Months

In order to fund our operations until December 31, 2004, it is anticipated that we will require approximately $800,000, of which $588,000 was raised in a private placement of 2,800,000 units in January, 2004. If our share price remains above $0.30, we should receive additional funding from the exercise of up to 1,747,500 share purchase warrants exercisable at $0.30 per share that will expire on June 27, 2004. If exercised in their entirety, this would result in receipts of $524,250 and would provide us with sufficient capital for our operations until the end of 2004. If the warrants are not exercised, we will require additional equity funding in order to sustain our operations until such time as we are able to realize funds from the sale of all, or a portion, of the 1.6 million restricted shares of Protokinetix Inc. We are restricted from selling under Rule 144 until November 2004. There is no assurance that we will meet the requirements for resale of these securities at the time such restrictions expire nor is there any assurance that there will be a market for such securities at the current prices or at all. Accordingly, there can be no assurance that we will be able to realize any funds on the disposition of these shares.

Our anticipated cash requirements for the year are primarily comprised of the obligations listed under Section F "Tabular Disclosure of Contractual Obligations" and other operating expenses in the normal course of business. These include consulting and management fees to officers for the year totaling $263,046 and annual R&D consulting fees of $317,880 due to our research and development contractor, ImmPheron Inc., to ensure their continued assistance in the development and marketing of SuperAntibody Technology. The amount budgeted for ImmPheron Inc. is based on the current research and development agreement with Corixa and internal R&D requirements; this amount may need to be increased to support any additional licensing initiatives that we may elect to undertake as a result of our marketing efforts.

We have also committed to acquiring additional laboratory equipment for use by ImmPheron Inc. totaling $22,500 in April, 2004.

We have committed to $2,500 per month for investor relations services to be provided by NVR Capital Corp. and $2,500 per month to Beloud Management for market making services until June 30, 2004 at which time we plan to negotiate new agreements for the coming fiscal year, at comparable remuneration.

We have budgeted $2,000 per month for public company expenses, inclusive of transfer agent services, filing fees and legal services. A further $20,000 has been budgeted for accounting and audit services.

We have budgeted $5,000 per month for travel, with $4,000 per month budgeted for office rent, telephone and general office expenses.

Long-term Capital Requirements

In order to fund our operations after December 31, 2004, we will require approximately $1,000,000 per annum, based on historic operating budgets and revenues and current staff levels. We will need to secure additional equity funding to satisfy this expenditure requirement, in the absence of significant licensing revenue or research and development funding support from our collaborative partners.

C. *Research and development, patents and licenses, etc.*

From incorporation in July, 1997 through 1998, InNexus Inc. spent $289,605 on research and development. During 1999 and 2000, InNexus Inc. was relatively inactive, with significant expenditures only beginning to be incurred in 2001 related to relationships being developed with IMM, for the development of monoclonal antibodies held by that company, and ImmPheron, Inc. with respect to initial discussions relating to the establishment of a joint venture for further developing SuperAntibody Technology. As these relationships developed, increased levels of expenditure were incurred by InNexus Inc. through 2001, resulting in agreements being entered into with ImmPheron Inc. in June, 2001 and with IMM in June, 2002.

During the six month period ended June 30, 2002, consulting fees related to research on SuperAntibody Technology of $55,980 were incurred with related parties, an additional $81,434 spent with ImmPheron Inc. and $57,339 spent with others; there was nothing spent in these categories during the same period a year prior, when $91,500 was spent with IMM related to research on antibodies held by that company (2002 – nil). We anticipate continuing to spend approximately $26,490 per month during the remainder of the year ending December 2004, but are unable to predict the level of our expenditures in 2005, since this will be largely dependant on the nature of the specific collaborative arrangements we have then entered into or are seeking to secure at that time.

D. *Trend information.*

We believe there is a well-established trend in the biotechnology industry toward the development of new pharmaceutical products based on monoclonal antibodies which, now represent the largest sector in the industry in terms of product approvals and pending approvals. We expect this trend will continue and this sector will expand by up to ten times over the next decade. We believe the biggest growth in the monoclonal antibody sector will be the creation of second generation antibodies through the use of various antibody improvement technologies such as our SuperAntibody Technology. We also note that there appears to be a trend toward increased regulation of potential pharmaceutical products and we expect this trend to continue for the foreseeable future, resulting in increased time and cost to develop and commercialize new products. One effect of this trend is to decrease the effective patent life of the product when it reaches commercialization, often by ½ to 2/3 of normal patent life. Since we may be able to create new chemical entities through enhancement or modification of existing antibodies using our SuperAntibody Technology, we may be able to offer prospective commercial collaborators the ability to effectively patent protection. We anticipate this factor to increase, which will in turn require our continued research and development of SuperAntibody Technology with a view to prosecuting new patents and patent applications to enhance our intellectual property protection for SuperAntibody Technology.

We intend to focus on the business now carried on by InNexus Inc. We will continue to expand our intellectual property base through our research and development efforts to facilitate the attraction of corporate partners. However, as we acquire SuperAntibody rights to existing antibodies, we will seek to fund our development through project specific financing including joint ventures and limited partnerships. If successful, we will be able to accelerate our own product development schedule and add further verification to potential partners of the utility of SuperAntibody Technology.

At the present time, monoclonal antibodies are being actively pursued by a large number of biotechnology companies as a means of treating a number of conditions, most notably various forms of cancer. Should monoclonal antibody technology prove to be unsuccessful in targeting these cancers with sufficient efficacy to achieve FDA approval for marketing, or be supplanted by an as-yet undiscovered technical approach, then we may find it more difficult to secure interest in licensing our technology from potential partners in the biotechnology field. In addition, should current licensing initiatives that we have underway, such as the research and development with Corixa, not result in the licensing of SuperAntibody Technology and the initiation of clinical trials involving a SuperAntibody Technology modified antibody in a timely fashion, then we will be required to spend additional funds on research and development to achieve the milestones required to initiate license payments. As such, it is very important that we receive industry acceptance of SuperAntibody Technology in a timely fashion in order for us to secure licensing revenue and be able to attract other potential licensors and the equity capital necessary to maintain our research and marketing efforts.

E.   *Off Balance Sheet Arrangements.*

The only off-balance sheet arrangement we have is for office rent, which is under a verbal agreement that is cancelable on 30 days notice.

F.   *Tabular Disclosure of Contractual Obligations.*

The following table summarizes our contractual obligations as of December 31, 2003, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

| | | Payments Due by Period | | | |
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations:					
Due to ImmPheron Inc. [1]	$161,620	$80,830	$80,790		
Capital (Finance) Lease Obligations	Nil	-	-	-	-
Operating Lease Obligations [2]	6,000	6,000	-	-	-
Purchase Obligations Equipment [3]	22,500	22,500	-	-	-
Commitments: [4]					
i) A. C. Morgan	145,695	79,470	66,225	-	-
ii) G. Thurston	116,556	63,576	52,980	-	-
iii) S. Rogers	110,000	60,000	50,000	-	-
iv) NVR Capital	15,000	15,000	-	-	-
v) Beloud Management	15,000	15,000	-	-	-
vi) Garth Likes	60,000	60,000	-	-	-

vii) ImmPheron Inc.	397,350	317,880	79,470	-	-
Other Long-term Liabilities	-	-	-	-	-
Total Contractual Obligations and Commitments:	**$1,049,721**	**$720,256**	**$329,465**	**-**	**-**

[1]   Represents US$80,000 owing to ImmPheron Inc. pursuant to the purchase of rights to SuperAntibody Technology in June, 2003, payable as to six payments of US$20,000, with payments due every six months from closing.

[2]   Represents office rent of $500 per month, under a verbal agreement and cancelable on 30 days notice.

[3]   One time cost to purchase lab equipment for use by ImmPheron Inc. in conducting R&D on SuperAntibody Technology on our behalf.

[4]   Represents the following monthly commitments for the specified periods:
   i)   A.C. Morgan: US$5,000 per month for R&D services until October 31, 2005;
   ii)   G. Thurston: US$4,000 per month for business development services until October 31, 2005;
   iii)   S. Rogers: $5,000 per month payable to West Oak Capital for management services until October 31, 2005, cancelable on 30 days notice;
   iv)   NVR Capital Corp.: $2,500 per month for investor relations services until June 30, 2004, cancelable on two weeks notice;
   v)   Beloud Management: $2,500 per month for market making services until June 30, 2004;
   vi)   Garth Likes: $5,000 per month for sales and business development services from February 2004 until January, 2005, subject to termination on two weeks notice; and
   vii)   ImmPheron Inc.: US$20,000 per month for R&D services to be provided for an 18 month period commencing Oct. 1, 2003 (15 months remaining as at December 31, 2003).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management.

The following table sets out the names of our directors, management and employees we depend on, their positions and offices as at May 21, 2004. All of our directors are residents of Canada, with the exception of Alton C. Morgan, who is a resident of the United States.

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Dr. Alton Charles Morgan 55 years old Seattle, Washington President, CEO, CSO and Director	President, InNexus, Inc. 1997 – present; Partner, Eagle International 1996 – present	June 30, 2003	June 30, 2003

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Stuart Rogers 47 years old Coquitlam, British Columbia, Canada Director, Secretary and Chief Financial Officer	President, West Oak Capital Group, Inc.; Chief Financial Officer, Secretary and Director of InNexus Biotechnology Inc.	September 6, 2000	September 6, 2000
Gail Thurston, 44 years old North Vancouver, B.C., Canada VP Corporate Development and Director	Vice-President, InNexus, Inc., 1997–present Partner, Eagle International, 1996 - present	June 30, 2003	June 30, 2003
Thomas Wharton 60 years old Vancouver, B.C., Canada Director	Self-employed management consultant	N/A	December 18, 2000
Dr. Dennis Fowler 57 years old Raleigh, North Carolina Senior VP and Chief Medical Officer	Chief Medical Officer and VP, INC Research Inc., 1998-2001; President Pharmaceutical Consultants Inc., 1997 –1998	June 30, 2003	N/A
Garth Likes 50 years old Edmonton, Alberta VP Business Development	VP Business Development, InNexus Biotechnology Inc., February 2004 - present, Business Development Officer, Conjuchem Inc. 2001-2002, URRMA Biopharma, 2002-2004	January 15, 2004	N/A

Executive officers are appointed by the Board of Directors to serve until their successors are appointed. The names, positions and business experience of our senior officers are as follows:

Dr. A. Charles Morgan, Ph.D. (age 55), President, Chief Executive Officer and Chief Scientific Officer – Dr. Charles Morgan, has held leadership positions in academia and government research. Dr. Morgan, was instrumental in founding three publicly-traded, biotechnology companies, (NeoRx Corporation, Receptagen Corporation and InNexus Biotechnology Inc.) and has overseen integration of research and development, clinical development, GMP manufacturing, marketing and sales, and distribution functions for ethical and over the counter pharmaceuticals. Dr. Morgan has also held leading positions at leading research organizations such as the Scripp's Research Institute in La Jolla, CA, the National Cancer Institute in Frederick, MD, and is on the faculty at the University of Washington in Seattle, WA. Dr. Morgan has over 100 peer-reviewed publications and is named as an inventor on over 60 patents and patent applications.

Dr. Morgan graduated from the University of Houston, Texas with a Master of Science degree in Biology in 1975 and earned his Ph.D. in Immunology from the Baylor College of Medicine in Houston in 1978.

Gail Thurston (age 44), Vice President Corporate Development – Ms. Thurston has been responsible for overseeing and implementing the marketing of the SuperAntibody technology to the pharmaceutical community. Ms. Thurston was formerly the Director of Corporate Communications from 1993 to 1996 for Receptagen Corp., a former TSE listed company that was involved in the biotechnology industry. Ms. Thurston has performed corporate development and investor relations functions for a number of publicly traded companies as a consultant (Eagle International) over the last 5 years. Ms. Thurston co-founded InNexus Inc. with Dr. Morgan in 1997.

Dr. Dennis Fowler, M.D., Ph.D. (age 57), Senior Vice President and Chief Medical Officer – Dr. Dennis

Fowler, M.D., Ph.D., joined us in July, 2003 and has over 18 years experience in the pharmaceutical industry, working on diagnostics, pharmaceuticals and medical devices. He has been responsible for creating and implementing clinical development programs, conducting Phase I-IV clinical trials, analyzing clinical trial results, preparing regulatory submissions to the FDA (CDRH, CBER, CDER) and providing medical support for marketing/sales. Dr. Fowler has also been actively involved in device and drug in- and out-licensing and has also managed overseas clinical operations. Dr. Fowler served as Director, Clinical Research and Development for Bristol-Myers-Squibb from 1991 to 1996. He served as Vice-President, Clinical Research at Receptagen Corp. (December 1996- July 1997), Vice-President and Chief Medical Officer for INC Research, Inc. (July 1998 – June, 2001) and founder and Chief Operating Officer of Pharmaceutical Consultants Inc. (July 1997-present). Dr. Fowler graduated from Rush Medical College, Chicago, Illinois (1984) with a PhD. in physiology and his MD in 1985. He completed his residency training at the Mayo Clinic in Chicago, Illinois in 1998.

Stuart Rogers (age 47), Chief Financial Officer and Secretary - Mr. Rogers joined us in 2000 as a Director. Prior to joining us and during this time, Mr. Rogers has been a director and/or officer of a number of TSX-V or OTCBB listed companies, including Moving Bytes, Inc. (Oct. 1995-June, 2003), Randsburg International Gold Corp. (July, 1998 to August, 2001), Sivercrest Mines Ltd. (January, 2001 – March, 2003) and Westfort Energy Ltd. (June, 1999 – Sept. 2001). Currently, in addition to us, he is a director and/or officer of Consolidated Global Cable System Inc., AVC Venture Capital Corp. and Vancan Capital Corp., all TSX-V listed companies. Mr. Rogers has extensive experience in assessing business opportunities, developing financial projections and strategies, designing acquisition strategies, dealing with financial institutions, contract negotiations, asset management and developing corporate growth strategies. Mr. Rogers has been actively involved in all aspects of the negotiations and transactional structuring related to the Share Exchange and our activities, with a particular focus on strategic planning and financial control. Mr. Rogers will be responsible for overseeing all of our financial aspects, including allocation of financial resources, raising of capital in the market and the budgeting process.

Thomas Wharton (age 60), Director – Mr. Wharton joined us as a director in December, 2000. Mr. Wharton has been a self-employed health care management consultant since 1990. Prior to that, he served as the administrator for the Vancouver Stock Exchnage listed companies Conquistador Mines Ltd. from October, 1989 to May, 1997 and as administrator for Bradner Resources Ltd. and Gold Canyon Resources Ltd. from October, 1989 to August, 1993. Prior to 1989, Mr. Wharton worked full time in the healthcare industry, having obtained a Master's Degree in Health Administration from the University of Ottawa in 1978. He was appointed Assistant to the President of the Ottawa Civic Hospital from Fall, 1978 until October, 1980. From November 1980 until June 1983 he served as Administrator of the Cariboo Memorial Hospital in Williams Lake, BC. From June, 1983 until April, 1989 he worked as Director of the Peterson Rehabilitation Centre and Rehab Services for the Workers Compensation Board of BC.

Garth Likes (age 50), Vice-President, Business Development - Mr. Likes holds a M.Sc. degree in Medical Microbiology from the University of Calgary (1979) and a B. Sc. in Microbiology/Biochemistry from the University of Alberta (1973). Mr. Likes has over 15 years experience in business development with companies from Fortune 500 to start up/pre-IPO, with the majority of his experience being at the senior management level. Mr. Likes was involved in the initial listing of Helix Bio Pharma Corp. (TSX: HPB) in 1994, eventually overseeing sales and marketing activities, with a staff of 22 and annual turnover of $15 Million. Most recently, he has held business development positions at Conjuchem Inc. (May 2001 to May 2002) and URRMA Biopharma, (April 2002 to January 2004). Both companies were based in Montreal, Quebec.

None of these individuals has any family relationship with any director or nominee for director or other member of our senior management.

B.   Compensation.

The following table sets forth all annual and long term compensation for services in all capacities to us and our subsidiaries for the last full financial year in respect to each of the individuals who were, as at the date of this registration statement, our directors and senior management, and any employees such as scientists upon whose work we are dependent.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Dr. Alton Charles Morgan President, CEO and CSO	2003	Nil	Nil	$66,667	330,000 shares @ $0.25 per share [1]	Nil	Nil	Nil
Stuart Rogers Chief Financial Officer and Secretary	2003	Nil	Nil	$52,500	225,000 shares @ $0.25 per share [1]	Nil	Nil	Nil
Gail Thurston, VP Corporate Development	2003	Nil	Nil	$60,606	330,000 shares @ $0.25 per share [1]	Nil	Nil	Nil
Dr. Dennis Fowler Senior VP and Chief Medical Officer	2003	Nil	Nil	$43,831	200,000 shares @ $0.25 per share [1]	Nil	Nil	Nil

[1]Options expiring June 27, 2005.

Incentive Stock Options

In order to attract and retain highly qualified personnel, we provide incentives in the form of stock options to certain of our qualified employees, directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange, and our Board of Directors. We have agreed to issue 1,700,000 incentive stock options to the following Directors, officers, employees and permitted consultants pursuant to our stock option plan:

Optionee	Position	Expiry Date	Number of stock options granted	Exercise Price
Dr. A. Charles Morgan	President, CEO, CSO & Director	June 27, 2005	330,000	$0.25
Gail Thurston	Vice-President Corporate Development and Director	June 27, 2005	330,000	$0.25
Dr. Dennis Fowler	Senior V.P. and Chief Medical Officer	June 27, 2005	200,000	$0.25

Stuart Rogers	Secretary, Chief Financial Officer and Director	June 27, 2005	225,000	$0.25
Norman van Roggen (2)	Manager, Corporate Communications	June 27, 2005	200,000	$0.25
Dr. Heinz Kohler	Consultant	June 27, 2005	20,000	$0.25
Dr. Sybille Muller	Consultant	June 27, 2005	20,000	$0.25
David L. Morgan	Consultant	June 27, 2005	50,000	$0.25
Dr Heinz Kohler	Scientific Advisor	September 2, 2005	25,000	$0.25
Dr Ralph Reisfeld	Scientific Advisor	September 2, 2005	25,000	$0.25
Roxanne Hollon	Consultant	September 2, 2005	5,000	$0.25
Roderick Christie	Consultant	December 11, 2005	270,000	$0.25
		TOTAL	1,700,000	

Under the terms of the stock option plan, the options will be subject, among other things, to the following provisions:

1. the optionee (the "Optionee") must be an individual (an "Individual Optionee") who is one of our Employees, Directors, Management Company Employees or Consultants (as those terms are defined under applicable policies of the TSX-V) and who is not otherwise prevented from receiving the option under applicable TSX-V Policy, or a corporation, all of the shares of which are held by one or more such individuals (an "Eligible Person"), at the date the option is granted (the "Date of Grant");

2. the option is not transferable or assignable except by will or by the laws of descent and distribution;

3. the option may only be exercised, to the extent entitled, while the Individual Optionee is a Eligible Person and has continuously been so since the Date of Grant;

4. The option will terminate

    (a)   Thirty days after the Optionee ceases to be an Eligible Person for any reason (other than death);

    (b)   one year after the Optionee's death (or, if the optionee is a corporation, the death of the individual which qualified the corporation to be an Eligible Person) provided that option may be exercised prior to that time by the person otherwise lawfully entitled to do so by the laws of descent and distribution

A copy of the stock option plan is attached as an exhibit hereto.

C.   Board practices.

Our board of directors consists of four members, the terms of which expire at the general meeting of shareholders to be held in each year. Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

Our Board of Directors has established an audit committee, a compensation and appointments committee and a scientific committee. The functions of these committees are described below.

Audit Committee

The audit committee is responsible for reviewing the following:
- annual and interim financial statements,
- internal control procedures,
- appropriateness of accounting policies,
- internal audit procedures and reports,
- major litigation on an annual basis,
- any issue liable to have a material financial or accounting impact, and
- appointment of our statutory auditors.

In 2003, the members of the audit committee were Messrs. Thomas Wharton and Stuart Rogers and Ms. Gail Thurston.

Scientific Committee

The scientific committee is responsible for the following:

- advising the Board of Directors about the development of technologies that may influence our operations;
- advising the Board of Directors on the direction of our research and development; and
- assisting in addressing technical issues facing our business.

In 2003, the members of the scientific committee were Doctors Alton C. Morgan, Heinz Kohler, Ralph Reisfeld and Dennis Fowler.

Our directors do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

We have entered into employment agreements with two of our directors, Dr. Alton C. Morgan and Gail Thurston. The agreements for Dr. Alton C. Morgan and Gail Thurston initially provided for an annual base salary of US$60,000 and US$48,000 respectively plus incentive stock options which are granted at the discretion of our board of directors. The prescribed form of employment agreement provides, among other things, as follows:

a) The employee is restricted from disclosing any confidential information which the employee receives access to or develops in the course of his or her employment;

b) All work, research or development produced or created by the employee of a technical, scientific or business nature pertinent to our business belongs to us and all rights therein are assigned to us; and

c) The employee will, for a period of 12 months following notice of termination of his or her employment, refrain from competing with us or soliciting any customer or prospective customer or any person who is one of our officers, Directors, employees or agents at the date of such termination.

Except for the incentive stock options mentioned above, we do not have any retirement, pension, profit-sharing or such similar plans and none are proposed at the present time.

D.   Employees.

As of December 31, 2003, we had 7 employees, including our directors and officers. A summary of employees over the last three fiscal years is set out below. Most of the employees during 2003 were employed with our Seattle office. None of our employees are represented by unions or covered by collective bargaining agreement.

Fiscal Year ending	Category of Activity	Number of Employees per Category and Total at Fiscal Year End
June 30, 2003	Research and development	2
	Sales, Marketing and Administration	5
	Total:	7
June 30, 2002	Research and development	2
	Sales, Marketing and Administration	2
	Total:	4
December 31, 2001	Research and development	1
	Sales and Administration	1
	Total:	2

E.   Share ownership.

The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of May 21, 2004.

Name	Number of our Shares Owned	Percentage of Shares Owned at May 21, 2004	Incentive Stock Options Owned		
			Number of Shares under Option	Expiry Date	Exercise Price
Dr. A. Charles Morgan	3,987,188 (1)(3)	16.62%	250,000	June 27, 2005	$0.25
Gail Thurston	4,184,251 (2)	17.45%	250,000	June 27, 2005	$0.25
Dr. Dennis Fowler	Nil	Nil	200,000	June 27, 2005	$0.25
Stuart Rogers	753,975 (4)	3.14%	150,000	June 27, 2005	$0.25
Thomas Wharton	30,000	0.13%	Nil	N/A	N/A
Garth Likes	100,000	0.42%	Nil	N/A	N/A

(1) All shares are issued as exchangeable preferred shares of InNexus Exchange Corp. Each exchangeable preferred share, at the option of the holder, can be converted at no cost to one of our common shares. 3,750,000 of these shares are subject to a surplus escrow agreement under the rules and policies of the TSX-V (the "Surplus Escrow Agreement") as part of the Share Exchange. A further 167,188 shares were issued at the same time in settlement of

outstanding indebtedness at $0.50 per share on and subject to the Debt Settlement Escrow Agreement. See Item 7 "Major Shareholders and Related Party Transactions".

(2) 3,750,000 shares were issued in consideration of the transfer of 2,500,000 shares of InNexus Inc. to us under the Share Exchange; all shares were held in escrow. An additional 143,572 shares were issued in settlement of outstanding indebtedness at $0.50 per share and were held in escrow as well.

(3) Assuming conversion of all outstanding Exchangeable Preferred Shares into our common shares.

(4) 491,126 of these shares are held in escrow.

Statements as to securities beneficially owned by directors, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and from records available to us. For particulars on outstanding stock options, see "Item 6. Directors, Senior Management and Employees – Compensation – Incentive Stock Options".

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. *Major Shareholders.*

As at May 21, 2004, we have 17,567,907 common shares issued and outstanding. We had 2 shareholders of record with addresses in the United States holding an aggregate of 7,500 common shares representing 0.045% of our common shares. To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares, as at May 21, 2004, except as follows:

PRINCIPAL SECURITY HOLDER TABLE

Name	Number of Common Shares	Percentage of class
Dr. Alton Charles Morgan	3,987,188 (1)(3)	13.24% (4)(5)
Gail Thurston	4,184,251 (2)(3)	13.90% (4)(5)

(1) 3,750,000 shares were issued as Exchangeable Preferred Shares of InNexus Exchange Corp. Each Exchangeable Preferred Share, at the option of the holder, can be converted at no cost to one of our common shares. All shares are being held in escrow. An additional 167,188 Exchangeable Preferred Shares were issued in settlement of outstanding indebtedness at $0.50 per share and are subject to escrow as well.

(2) 3,750,000 common shares were issued in consideration of the transfer of 2,500,000 shares of InNexus Inc. to us under the Share Exchange; all shares are being held in escrow. An additional 143,572 common shares were issued in settlement of outstanding indebtedness at $0.50 per share and are subject to escrow as well.

(3) Assuming conversion of all outstanding Exchangeable Preferred Shares into our common shares.

(4) Assuming exercise of all outstanding options and warrants.

(5) All of the above Common Shares are owned both of record and beneficially by the respective holders.

All of our common shares have identical voting rights.

B. *Related Party Transactions.*

Except where described elsewhere in this Registration Statement, we have not, during the three most recently completed financial years and the subsequent period up to the date of this Registration Statement, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a "Related Party"), except as follows:

For the year ended June 30, 2003, Cusil Venture Corporation paid West Oak Capital Group, Inc. $52,500 for management fees and an additional $18,000 for office space and general office services. For the year ended June 30, 2002, Cusil Venture Corporation paid West Oak Capital Group, Inc. $18,000 for office space and general office services and an additional $30,000 for management fees. West Oak Capital Group, Inc. is a private company owned or controlled by Stuart Rogers, our Chief Financial Officer and a director.

In connection with the Share Exchange, and in accordance with the policies of applicable securities regulatory authorities concerning the disposition of shares held by certain persons related to a company engaging in a Share Exchange, the security holders who are our "Principals", as set out below, together with such other persons as the TSX-V may require (the "Escrowed Members") have entered into an agreement dated as of June 27th, 2003, the closing date of the Share Exchange (the "Vendor's Escrow Agreement") with Pacific Corporate Trust Company (the "Escrow Agent") pursuant to which the Escrowed Members deposited with the Escrow Agent an aggregate of 8,827,735 common shares (collectively, the "Escrow Shares") as follows:

Name	Number of Escrow Shares	Percentage of Total Shares Outstanding on Completion of Share Exchange
Dr. Charles Morgan (1)(5)	3,917,188	20.91%
Gail Thurston (2)	3,893,572	20.79%
Stuart Rogers (3)	516,975	2.76%
L. Grant Young (4)	500,000	2.67%
TOTAL:	8,827,735	47.13%

(1) including 3,750,000 of the Exchangeable Preferred Shares issued in consideration of the transfer of InNexus Inc. shares and 167,188 Exchangeable Preferred Shares issued in settlement of outstanding debt of InNexus Inc. .

(2) including 3,750,000 of the Exchanged Shares and 143,572 Common Shares issued in settlement of outstanding debt of InNexus Inc. .

(3) Existing common shares under old form of escrow agreement which was cancelled and replaced with the new form of agreement.

(4) Finders shares issued in conjunction with the Share Exchange.

(5) Assuming conversion of all outstanding Exchangeable Preferred Shares into our Common Shares.

The Escrow Shares are to be released pro rata to the Escrowed Members after completion of the Share Exchange as set out below calculated from the date the TSX-V confirms final acceptance of the Share Exchange, i.e. July 2, 2003 (the "Exchange Notice"). Any release, other than in accordance with the stated dates shall only be made with the prior consent of the applicable securities regulatory authorities.

%	Release Date
5%	January 2, 2004
5%	July 2, 2004
5%	January 2, 2005
5%	July 2, 2005
10%	January 2, 2006
10%	July 2, 2006
10%	January 2, 2007
10%	July 2, 2007
10%	January 2, 2008
10%	July 2, 2008
10%	January 2, 2009
10%	July 2, 2009

In accordance with the release schedule, a total of 441,387 shares were released from escrow in January, 2004.

The Escrow Agreement provides that escrow securities held by a person who ceases to be a principal, dies or becomes bankrupt shall be retained by such person or his lawful administrator, successor or heir according to the laws of descent and distribution. Any such shares which are not released shall be cancelled if the asset or property for which the shares were issued are lost or abandoned, or the operations or development on the asset, business or property are discontinued. In addition to the release requirements set out above, two of our Directors or senior officers must certify to the Escrow Agent that the foregoing loss or abandonment has not occurred prior to any particular release from escrow.

InNexus Inc., our subsidiary, has not, during the three most recently completed financial years and the subsequent period up to the date of this Registration Statement, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a "Related Party"), except as follows:

(a)   InNexus Inc. was indebted to Dr. Charles Morgan, our Director and officer, for the sum of $83,594 which was comprised of cash advances. This debt was settled as part of the Share Exchange by the issuance of 167,188 of the Exchangeable Preferred Shares;
(b)   InNexus Inc. was indebted to Gail Thurston, our Director and officer, for the sum of $71,786 which was comprised of cash advances. This debt was settled as part of the Share Exchange by the issuance of 143,572 of our shares;
(c)   InNexus Inc. was indebted to Garth Likes, a former director and officer, for the sum of $35,000 which is comprised of unpaid compensation and cash advances. This debt was settled as part of the Share Exchange by the issuance of 70,000 of our shares.

Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since June 30, 2003. There are no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

C.   Interests of Experts and Counsel.

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information.

Attached hereto, in Item 17 "Financial Statements", are our audited consolidated financial statements that cover the latest three financial years, together with related notes and schedules and the report of our Auditors. See Item 17 Financial Statements.

Legal Proceedings

To our knowledge, there are no currently pending or threatened legal proceedings that could have a material effect on our business, results of operations or financial condition.

Dividend Policy

We have never declared or paid any cash dividends on our common shares. As we do not have any earnings, we do not anticipate paying cash dividends on the common shares for the foreseeable future. Future dividends on the commons shares will be determined by the Board of Directors in light of circumstances existing at the time, including our earnings and financial condition. There is no assurance that dividends will ever be paid. See "Special Note Regarding Forward Looking Statements".

B.   *Significant Changes.*

No significant changes have occurred since the date of the most recent interim financial statements included in this Registration Statement.

ITEM 9. THE OFFER AND LISTING.

A.   *Offer and Listing Details.*

We have one class of shares. Our shares trade on the TSX Venture Exchange ("TSX-V"). As of the date of this Registration Statement, there is no U.S. public market for our shares and there can be no assurances as to the establishment or continuity of any such market.

The following sets forth the price history of our commons shares for the period indicated, as reported by the TSX Venture Exchange. They reflect inter-dealer prices, without retail markup, markdown or commissions.

Financial Year 2003 (Monthly)	High (CDN $)	Low (CDN $)
April, 2004	$0.68	$0.38
March, 2004	$0.39	$0.31
February, 2004	$0.39	$0.32
January, 2004	$0.50	$0.30
December, 2003	$0.35	$0.26
November, 2003	$0.31	$0.25
October, 2003	$0.36	$0.275
September, 2003	$0.38	$0.26
August, 2003	$0.28	$0.20
July, 2003	$0.26	$0.18
Financial Year 2003		
Fourth Quarter	$0.25	$0.25
Third Quarter	$0.49	$0.25
Second Quarter	$0.45	$0.34
First Quarter	$0.43	$0.25
Financial Year 2002		
Fourth Quarter	$0.55	$0.30
Third Quarter	$0.75	$0.50
Second Quarter	$0.55	$0.20
First Quarter	$0.25	$0.19
Financial Year 2001	$2.01	$0.26
Financial Year 2000	$1.25	$0.31
Financial Year 1999 [(1)]	$0.80	$0.40

[(1)]   We were originally listed on the Vancouver Stock Exchange (predecessor to the TSX Venture Exchange) on October 22, 1998.

The closing price of our common shares on May 21, 2004 was CDN$0.53.

B.   ***Plan of distribution.***

Not Applicable.

C.   ***Markets.***

Our Common Shares are quoted in Canada on the TSX Venture Exchange, under the trading symbol "IXS".

D.   ***Selling shareholders.***

Not Applicable.

E.   ***Dilution.***

Not Applicable.

F.   ***Expenses of the issue.***

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

A.   ***Share capital.***

Our authorized share capital consists of one hundred million (100,000,000) common shares without par value. As of May 21, 2004, we have 17,567,907 common shares issued and outstanding. All of these shares are fully paid and non-assessable. More than 10% of our capital has been paid for with assets other than cash within the past five years. In addition, there are 6,417,188 Exchangeable Preferred Shares of InNexus Exchange Corp. issued and outstanding. Each Exchangeable Preferred Share, at the option of the holder, can be converted at no cost to one of our common shares pursuant to the terms of an Exchange Agreement dated for reference June 25, 2003 among us, our subsidiary, InNexus Exchange Corp, which is the issuer of the Exchangeable Preferred Shares and the individual holders of such shares. The Exchangeable Preferred Shares do not create any rights to vote, receive distributions or other rights respecting our share capital other than the right to receive our common shares upon conversion. See "Item 4A. Information on the Company – History and Development of the Company".

We issued the following common shares during the fiscal year ended June 30, 2003 and the six month period ended December 31, 2003:

	Number of shares	Amount ($)
Balance, June 30, 2002	4,640,000	1,467,374
Issued upon exercise of options, at $0.23 per share	248,000	57,040
Balance June 27, 2003, prior to the business combination with InNexus (see below)	4,888,000	1,524,414
Reduction of share capital to that of InNexus upon business combination	-	(1,341,126)
	4,888,000	183,288

Issued to shareholders of InNexus pursuant to business combination	4,330,000	110,999
	9,218,000	294,287
Issued by way of short form offering	3,795,000	948,750
Issued upon settlement of amounts payable to related parties of InNexus	213,572	106,786
Issued upon settlement of loan payable to Immune	216,781	
		219,577
Issued for corporate finance and sponsorship fees		
	50,000	25,000
Share issue costs	-	(183,643)
Balance June 30, 2003	13,493,353	1,410,757
Issued upon exercise of options, at $0.23 per share	60,000	13,800
Issued upon exercise of warrants, at $0.30 per share	124,000	37,200
Balance at December 31, 2003	13,677,353	$1,461,757

Stock Options and Warrants

As of May 21, 2004, 1,645,000 options were outstanding. Of these, 1,515,000 were fully vested and exercisable as of May 21, 2004. Each of our options is exercisable for one of our shares. We currently have 1,315,000 warrants outstanding with each warrant entitling the holder to purchase one additional Common Share at a price of $0.30 until June 27th, 2004. In addition, we granted 759,000 non-transferable share purchase warrants to the agent for the offering of securities (the "Agent's Warrants"). Each Agent's Warrant will entitle the holder to purchase one additional Common Share at a price of $0.25 until June 27, 2005. As of May 21, 2004, there were 381,946 Agent's Warrants outstanding. As part of the private placement completed in January 2004, there are an additional 2,780,000 warrants outstanding with each entitling the holder to purchase one Common Share at a price of $0.27 until January 13, 2006.

Stock Option Plan

Our extraordinary shareholders' meeting of September 6, 2002 authorized our board of directors to grant stock purchase options to members of our Directors, officers, employees and consultants. Under the authorization, the board of directors sets the conditions under which the options are granted, and the terms and conditions of their exercise, including the exercise price. The authorization provides that the total number of granted options may not give rise to purchase of, a number of shares greater than 20% of our issued and outstanding share capital from time to time.

Since the Share Exchange, our Board of Directors has granted 1,700,000 stock purchase options to our Directors, offices, employees and permitted consultants, which have an exercise price of $0.25 per share and are exercisable between June 27, 2003 and June 26, 2005. For additional information regarding the options held by our directors and senior management, see Item 6 "Directors, Senior Management and Employees—Compensation—Stock Options".

B.   Memorandum and articles of association.

Our memorandum and articles of association are incorporated by reference herein from filed documents as noted in Item 19. Our memorandum and articles of association do not contain any limitations on our objects or purposes.

The following is a summary of certain provisions of our memorandum and articles of association:

Director's Power To Vote On Matters In Which The Director Is Materially Interested

Our articles of association provide that it is the duty of any of our directors who are directly or indirectly interested in an existing or proposed contract or transaction with us to declare the nature of their interest at a meeting of our Board of Directors. In the case of a proposed contract or transaction, the declaration must be made at the meeting of our Board of Directors at which the question of entering into the contract or transaction is first taken into consideration, or if the interested directors are not present at that meeting, our directors are required to declare their interest at the next meeting. A director shall not vote in respect of the approval of any such contract or transaction with the company in which he is interested and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.

Director's Power To Vote On Compensation To Themselves

Subject to the Business Corporations Act, our articles of association provide that the directors may determine the amount to be paid out of our funds or capital as remuneration for their service. The directors may also determine the proportions and manner that the remuneration will be divided among them.

Director's Borrowing Powers

Our articles of association provide that the directors, from time to time at their discretion, may authorize the company to:

(a) borrow any sum of money;

(b) guarantee the repayment of any sum of money borrowed by any person or corporation; and

(c) guarantee the performance of any obligations of any other person or corporation.

Retirement Of Directors Under An Age Limit Requirement

Our articles of association do not require directors to retire prior to a specified age.

Number Of Shares Required For A Director's Qualification

Our articles of association do not provide for a requirement of share ownership for a director's qualification.

Changes In Our Capital

Our articles of association provide that we may, by ordinary resolution, amend our memorandum to increase our authorized capital by:

(a) creating shares with par value or shares without par value, or both;

(b) increasing the number of shares with par value or shares without par value, or both; or

(c) increasing the par value of a class of shares with par value, if no shares of that class are issued.

Subject to the Business Corporations Act, the new shares may be issued upon such terms and conditions and with such rights, privileges, limitations, restrictions and conditions attached to them as the resolution of our shareholders determines or, if no direction is given, as our directors determine.

In addition, subject to the Business Corporations Act, we may also by special resolution subdivide our shares, into shares of smaller amount than is fixed by our memorandum of association, so, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived, and the special resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from the subdivision, one or more of the shares shall have some preference or special advantage as regards dividend, capital, voting or otherwise, over, or as compared with, the others;

A quorum for a general meeting shall be two individuals who are members, proxy holders representing members or duly authorized representatives of corporate members personally present.

General Meeting

We must hold an ordinary general meeting of our shareholders at least once every calendar year at a time and place determined by our directors and not later than 13 months after the preceding ordinary general meeting, unless extended by the Registrar of Companies upon application made under the Business Corporations Act. Our Chair, President and Chief Executive Officer, Chief Financial Officer or directors may at any time convene a special general meeting, and our directors, upon the requisition of shareholders in accordance with the Business Corporations Act, shall proceed to convene the meeting or meetings to be held at such time and place as the directors determine. The requisition shall state the objects of the meeting requested, be signed by the requisitionists and deposited at our registered office.

At least twenty one days' notice, or any longer period of notice as may be required by the Business Corporations Act, of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to our shareholders entitled to be present at our meeting by notice given as permitted by our articles of association. With the consent in writing of all our shareholders entitled to vote at the meeting, a meeting may be convened by a shorter notice and in any manner they think fit, or notice of the time, place and purpose of the meeting may be waived by all of our shareholders. The accidental omission to give notice to a shareholder, or non-receipt of notice by a shareholder, will not invalidate any proceedings at that meeting.

No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of the business. Subject to the Business Corporations Act, if we have two or more shareholders, a quorum for the transaction of business at a general meeting shall be two persons present in person, or by proxy and holding or representing by proxy.

Holders of our Common Shares are entitled to attend meetings. Any of our corporate shareholders that have an authorized agent or representative present at any of the meeting will be deemed to be personally present at the meeting.

Limitations On The Rights To Own Securities

Our articles of association do not provide for any limitations on the rights to own our securities. See also "Item 10.D Exchange Controls".

Change In Control Provisions

Our articles of association do not contain any change in control limitations with respect to a merger, acquisition or corporate restructuring involving us.

Shareholder Ownership Disclosure

Our articles of association do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.

Share Rights, Preferences and Restrictions

All Common Shares are of the same class and have the same rights, preferences and limitations.

Holders of Common Shares are entitled to one vote per share at any meeting of our shareholders except meetings at which only shareholders of a specified class of shares (other than the Common Shares) are entitled to vote. The holders of Common Shares are entitled to participate equally in any dividends our Board of Directors declares out of funds legally available for the payment of dividends. There are no limitations on the payment of dividends. If we are liquidated, dissolved or wound up, holders of Common Shares are entitled to share ratably in all assets remaining after payment of our liabilities. There are no pre-emptive rights, subscription rights, conversion rights and redemption provisions relating to our Common Shares and none of our Common Shares carry any liability for further calls.

The rights of holders of Common Shares may not be modified other than in accordance with our Articles and the Business Corporations Act which generally requires the favorable votes of ¾ of the Common Shares voting on such modification. Because a quorum for a general meeting of shareholders can exist with only two shareholders (proxy-holders) personally present, the rights of holders of Common Shares may be modified by less than a majority of the issued Common Shares.

Shareholders may apply to the Supreme Court of British Columbia for various remedies on the ground that our affairs are being conducted in a manner oppressive to one or more of the shareholders or that some resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more of the shareholders. That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim or final order if it considers appropriate, including the following:

a) direct or prohibit any act or cancel or vary any transaction or resolution;

b) regulate the conduct of our affairs in the future;

c) provide for the purchase of the Common Shares of any member of the company by another member of the company, or by us;

d) in the case of a purchase by us, reduce our capital or otherwise;

e) appoint a receiver or receiver manager;

f) order that we be wound up;

g) authorize or direct that proceedings be commenced in our name against any party on the terms the Court directs;

h) require us to produce financial statements;

i) order us to compensate an aggrieved person; and

j) direct rectification of any of our records.

Where a special resolution to modify the rights of the holders of Common Shares has been passed, the holders of not less than 10% of the Common Shares who are entitled to vote and did vote against the special resolution (in person or by proxy), may apply to the Supreme Court of British Columbia to set aside the resolution.

There are no restrictions on the purchase or redemption of Common Shares by us while there is any arrearage in the payment of dividends or sinking fund installments.

C.   *Material contracts.*

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this Registration Statement:

1.   Sponsorship and Agency Agreement between us and Northern Securities Inc. (formerly Georgia Pacific Securities Corporation) dated July 31, 2002 for sponsoring the Share Exchange transaction. We paid Northern Securities Inc. $25,000 and 50,000 Common Shares under this agreement;

2.   Amending Agreement between us and Northern Securities Inc. dated November 12, 2002 amending the terms of the original sponsorship agreement;

3.   Loan Agreement dated for reference November 30, 2001 between us and InNexus Inc. whereby we loaned US$15,000 to InNexus Inc. The Loan Agreement contemplated further advances;

4.   Promissory Note dated for reference November 30, 2001, as amended, granted by InNexus Inc. in favour of us with respect to advances to InNexus Inc. under the above referenced Loan Agreement. See "Item 4A. Information on the Company – History and Development of the Company";

5.   General Security Agreement dated for reference November 30, 2001 granted by InNexus Inc. in favour of us with respect to all of its present and after-acquired assets granted as security for the loan under the above referenced loan agreement and promissory note.

6.   Share Exchange Agreement dated December 5, 2001 among us, InNexus Inc., Alton C. Morgan, Gail Thurston and Garth Likes for our acquisition of InNexus Inc. See "Item 4A. Information on the Company – History and Development of the Company";

7.   Agreement between InNexus Inc., us and ImmPheron Inc. dated for reference February 27, 2002 for the acquisition of SuperAntibody Technology not yet acquired by InNexus Inc. from ImmPheron Inc. in exchange for 2,500,000 Exchangeable Preferred Shares at a deemed price of $0.38 per share and US$170,000 cash over time, plus US$475,000 3 year funding obligations for SuperAntibody Technology;

8.   Debt Settlement Agreement among InNexus Inc., us and IMM dated for reference March 18, 2002 for the settlement of debt owing to IMM. See "Item 4A. Information on the Company – History and Development of the Company";

9.   Finders Agreement between us and L. Grant Young dated March 7, 2002 for introducing us to InNexus Inc., pursuant to which we issued to L. Grant Young 500,000 of our Common Shares at a deemed price of $0.50 per share;

10.   Debt Settlement Agreements between us, InNexus Inc. and Dr. Alton C. Morgan, Gail Thurston (dated May 28, 2002) and Garth Likes (dated May 7, 2002) respectively for the settlement of debts owed by InNexus Inc. in the total amount of $190,380 in exchange for the issuance of 380,760 of our Common Shares at $0.50 per share;

11.   Escrow Agreement dated June 27, 2003 between us, Pacific Corporate Trust, our Transfer Agent and the respective holders of escrow shares to be issued under the Share Exchange Agreement;

12.   Stock Option Plan and form of option agreement;

13. Exchange Agreement dated June 27, 2003 between us, InNexus Exchange Corp. and the holders of the Exchangeable Preferred Shares allowing the holders of the Exchangeable Preferred Shares to convert their shares into our Common Shares at no cost;

14. Asset transfer agreement among InNexus Biotechnology International Limited, InNexus Inc. and ImmPheron Inc. dated June 27, 2003 respecting transfer of SuperAntibody Technology to InNexus Biotechnology International Limited;

15. Investor Relations Agreement dated September 20, 2002 between us and NVR Capital Corp. respecting the provision of investor relation services. The term of the agreement is for 12 months at $5,000 per month;

16. Sub-license Agreement between InNexus Inc. and IMM dated for reference June 6, 2002 relating to 1F7. InNexus Inc. was granted the exclusive world wide license to 1F7 for the payment of $10,000;

17. License Agreement between InNexus Biotechnology International Limited and Corixa Corporation dated for reference August 13, 2003 for the worldwide development and marketing of certain monoclonal antibody products, modified by SuperAntibody Technology, for human use. Corixa was granted an option to each Mab using the SuperAntibody Technology. Corixa shall pay the sum of US$250,000 to us if they decide to exercise the option;

18. Research and Development Agreement between InNexus Biotechnology International Limited and Corixa Corporation dated for reference August 13, 2003 where both parties agreed to perform a collaborative study to evaluate the feasibility and potential for SuperAntibody Technology to be used with Corixa's proprietary monoclonal antibodies;

19. Licensing Agreement between InNexus Inc. and BioKinetix Research, Inc. ("BIOK") dated for reference January 7, 2002 which granted Beglend Corporation and its research and development affiliate entity, BIOK, a license to exploit certain licensed technology. Beglend will pay us US$60,000 when Beglend decides to assign its interests under this agreement to BIOK;

20. Assent to assignment of rights between InNexus Inc. and BIOK whereby InNexus Inc. agreed to the assignment of all BIOK's rights under the Licensing Agreement to Protokinetix, Inc. (formerly RJV Networks, Incorporated);

21. Consulting agreement dated September 26, 2002 between us and West Oak Capital Group, Inc. retaining the services of Stuart Rogers to act as our Chief Financial Officer. The term of the contract is for one year at $5,000 per month;

22. Employment agreement between us and Alton C. Morgan dated for reference the 27th day of June, 2003. Dr. Morgan will be paid US$60,000 per year under the contract;

23. Employment agreement between us and Gail Thurston dated for reference the 27th day of June, 2003. Ms. Thurston will be paid US$48,000 per year under the contract;

24. Consulting Agreement between us and Beloud Management Consultants Ltd. dated for reference July 7, 2003;

25. Consulting Agreement between us, Garth Likes and 672442 B.C. Ltd. dated for reference January 15, 2004;

26. Option Extension Agreement between us and ImmPheron Inc. dated for reference May 19, 2004 extending the option exercise date for the purchase of shares in ImmPheron Inc. to December 31, 2004.

D. *Exchange controls.*

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to non-resident holders of our Common Shares. However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the United States. For further information concerning such withholding tax, see "Item 10.E. Taxation."

There are no limitations under the laws of Canada, the Province of British Columbia, or in our charter or other constituent documents with respect to the right of non-resident or foreign owners to hold and/or vote our common shares. However, the *Investment Canada Act* (the "Act"), enacted on June 20, 1985, as amended, requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act. For the purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include direct acquisition of Canadian businesses with assets with a gross book value of $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired.

Pursuant to the *World Trade Organization Agreement Implementation Act*, the Act was amended to provide that the value of the business acquisition threshold (the "Threshold") above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor. The Threshold is to be determined yearly in accordance with a formula set forth in the Act. For 2003, the Threshold was determined to be $223,000,000.

A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of a World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

a) engages in production of uranium and owns an interest in a producing uranium property in Canada;

b) provides financial services;

c) provides transportation services;

> d) is a cultural business.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

E.   Taxation.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of InNexus Biotechnology Inc. (in this section only, the "Company").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of common shares of the Company (the "Common Shares"). In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable as of the date of this registration statement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares through the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that are partners of partnerships or that are owners of other entities classified as partnerships or "pass-through" entities for U.S. federal income tax purposes; and (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See "Taxation—Canadian Federal Income Tax Considerations" above).

Treaty Application to Certain Individual U.S. Holders

Individual U.S. Holders who do not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Canada-U.S. Tax Convention. An individual U.S. Holder described immediately above should consult its own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a

U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "foreign personal holding company," a "foreign investment company," or a "passive foreign investment company" (each as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

No assurance can be given that the Company will be a QFC because, although the Company believes that it is not a "passive foreign investment company," there can be no assurance that the IRS will not challenge the determination made by the Company concerning its "passive foreign investment company" status or that the Company will not be a "passive foreign investment company" for the current or any future taxable year (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company" below).

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid in foreign currency generally will be equal to the U.S. dollar value, based on the exchange rate, of such distribution on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars). However, an individual U.S. Holder whose realized gain does not exceed $200 will not recognize such gain to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense or as an expense for the production of income.

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such

U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to $3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian or other foreign tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other categories of income). Dividends paid by the Company generally will constitute "foreign source" income and generally will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income." In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of the Company may, subject to complex limitations, be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to dividends paid by the Company. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Payments made within the U.S. of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally will subject to information reporting and backup withholding, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a "foreign personal holding company," a "foreign investment company," a "controlled foreign corporation," or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Foreign Personal Holding Company

The Company generally will be a "foreign personal holding company" under Section 552 of the Code (a "FPHC") if (a) at any time during a taxable year, more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the gross income of the Company for such taxable year is foreign personal holding company income. "Foreign personal holding company income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder's allocable portion of the "undistributed foreign personal holding company income" (as defined in Section 556 of the Code) of the Company. The Company does not believe that it has previously been, or currently is, a FPHC. However, there can be no assurance that the Company will not be a FPHC for the current or any future taxable year.

Foreign Investment Company

The Company generally will be a "foreign investment company" under Section 1246 of the Code (a "FIC") if (a) 50% or more of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code) and (b) the Company is engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest in securities or commodities.

If the Company is a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be treated as ordinary income rather than as capital gain. The Company does not believe that it has previously been, or currently is, a FIC. However, there can be no assurance that the Company will not be a FIC for the current or any future taxable year.

Controlled Foreign Corporation

The Company generally will be a "controlled foreign corporation" under Section 957 of the Code (a "CFC") if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a "10% Shareholder").

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of the "subpart F income" (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder's pro rata share of the earnings of the Company invested in "United States property" (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Company that are attributable to such Common Shares. If the Company is both a CFC and a "passive foreign investment company" (as defined below), the Company generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year. The CFC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the CFC rules and how the CFC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company

The Company generally will be a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") if, in a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property, (b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly its proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder." A Non-Electing U.S. Holder generally will be required to

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any "excess distribution" (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the "net capital gain" of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the "ordinary earnings" of the Company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are "marketable stock" (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company believes that it was a PFIC for the taxable year ended June 30, 2003 and expects that it will be a PFIC for the taxable year ending June 30, 2004. There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to (a "Holder") of one or more common shares of the Company who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company and is restricted to such circumstances.

DIVIDENDS

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on the common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the "Treaty") the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate. Under the Treaty, the Company will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder. The 15% rate is further reduced to 5% if the shareholder is a company owning at least 10% of the outstanding common shares of the Company.

DISPOSITION OF COMMON SHARES

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The disposition of a common share that constitutes "taxable Canadian property" of a Holder could also result in a capital loss, which can be used cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder's taxable income.

A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in,

Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property. To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

F.   *Dividends and paying agents.*

Not Applicable.

G.   *Statement by experts.*

The consolidated financial statements of the Company as of June 30, 2003 and 2002, and for each of the year ended June 30, 2003, the six months ended June 30, 2002, the years ended December 31, 2001 and 2000 and the period from incorporation on July 20, 1997 to June 30, 2003, have been included herein in reliance upon the report of KPMG LLP, chartered accountants, P.O. Box 10426, Pacific Centre, 777 Dunsmuir Street, Vancouver, B.C., V7Y 1K3, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The auditors report covering these consolidated financial statements contains additional comments for U.S. readers on Canada – U.S. reporting difference that states that the Company's financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

H.   *Documents on display.*

We have filed with the Securities and Exchange Commission this Registration Statement on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to our common shares.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this Registration Statement on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

> 450 Fifth Street N.W.
> Room 1024
> Washington D.C. 20549

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's internet site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330.

Copies of the above material contracts may be inspected at the offices of Leschert & Company Law Corporation, 500-999 West Hastings Street, Vancouver, British Columbia, Canada, during normal business hours.

I. *Subsidiary Information.*

As of May 21, 2004, we have the following subsidiaries with their jurisdictions of incorporation noted):

        a)   North Bioscience Inc. (British Columbia, Canada)

        b)   InNexus Inc. (Washington)

        c)   InNexus Exchange Corp. (Nevada)

        d)   InNexus Biotechnology International Limited (Barbados)

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We were incorporated under the laws of British Columbia, Canada and our financial results are quantified in Canadian dollars. We raise equity funding through the sale of securities denominated in Canadian dollars, whereas the majority of our obligations and license revenues will be incurred or earned in US dollars. Variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant. Market risks relating to our operations, are anticipated to result primarily from changes in foreign exchange rates. We do not use financial instruments for trading purposes and are not parties to any leverage derivatives. We do not currently engage in hedging transactions. See "Currency and Exchange Rates" and Item 4 – "Information on the Company".

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A. *Modification of Instruments Defining Rights of Security Holders.*

Not Applicable*.*

B. *Modification or Issuance of Other Class of Securities.*

Not Applicable

C. *Withdrawal or Substitution of Security.*

Not Applicable*.*

D. *Change of Trustee or Paying Agent.*

Not Applicable

E. *Use of Proceeds.*

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.

ITEM 16B. CODE OF ETHICS

Not Applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTINGS STANDARD FOR AUDIT COMMITTEES

Not Applicable.

ITEM 17. FINANCIAL STATEMENTS.

We are furnishing the following financial statements and reports:

Unaudited Interim Financial Statements to December 31, 2003, including:
Consolidated Balance Sheet at December 31, 2003
Consolidated Statements of Operations and Deficit for the three months and six months ended December 31, 2003, and the three months and six months ended December 31, 2002
Consolidated Statement of Cash Flows for the three months and six months ended December 31, 2003, and the three months and six months ended December 31, 2002
Notes to the Consolidated Financial Statements

Audited Financial Statements to June 30, 2003, including:
Auditor's Report to the Board of Directors dated September 24, 2003 and Comments by Auditors for U.S. Readers on Canada-US Reporting Differences dated September 24, 2003
Consolidated Balance Sheets at June 30, 2003 and June 30, 2002
Consolidated Statements of Operations and Deficit for the year ended June 30, 2003, the six months ended June 30, 2002, the years ended December 31, 2001 and 2000 and the period from incorporation on July 20, 1997 to June 30, 2003
Consolidated Statements of Cash Flows for the year ended June 30, 2003, the six months ended June 30, 2002, the years ended December 31, 2001 and 2000 and the period from incorporation on July 20, 1997 to June 30, 2003
Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with Canadian GAAP. These principles, as they pertain to our financial statements, differ from U.S. GAAP in a number of material respects, which are set out elsewhere herein. Reference is made to Note 11 in our audited consolidated financial statements and Note 11 in our unaudited financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP as they pertain to us.

INNEXUS BIOTECHNOLOGY INC.

(a Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

ASSETS	Dec. 31, 2003	June 30, 2003
CURRENT ASSETS		
Cash	$ 404,640	$ 309,362
Accounts receivable	5,421	18,856
Prepaid expenses	15,000	-
	425,061	328,218
EQUIPMENT:		
Cost	5,888	5,888
Accumulated amortization	(1,926)	(1,284)
	3,962	4,604
INVESTMENTS (Note 4)	266,667	-
TECHNOLOGY RIGHTS (Note 5)	237,668	264,076
	$ 933,358	$ 596,898
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 108,099	$ 131,402
Due to related parties (Note 6)	79,828	5,812
Current portion of due to ImmPheron Inc. (Note 5)	80,830	53,900
	268,757	191,114
DUE TO IMMPHERON, INC. (Note 5)	80,790	107,720
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 9):		
Common Shares	1,461,757	1,410,757
Advances on private placement	405,300	-
Exchangeable preferred shares	218,276	218,276
Contributed surplus – stock options	88,637	21,955
Deficit accumulated during the development stage	(1,590,159)	(1,352,924)
	583,811	298,064
	$ 933,358	$ 596,898

Nature of operations (Note 1)

APPROVED BY THE DIRECTORS

"Alton C. Morgan"
Director – Alton C. Morgan

"Stuart W. Rogers"
Director – Stuart W. Rogers

INNEXUS BIOTECHNOLOGY INC.

(a Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

For the three and six month periods ended December 31, 2003 and 2002

	Three months ended Dec. 31, 2003	Three months ended Dec. 31, 2002	Six months ended Dec. 31, 2003	Six months ended Dec. 31, 2002
REVENUE				
Licensing income	$		$266,667	$
Interest Income	44	-	627	-
	44	-	267,294	-
EXPENSES				
Amortization	26,729	96	27,050	192
Automobile	2,392	1,893	5,752	4,055
Bank charges and interest	425	14,764	1,095	29,522
Consulting fees	55,972	-	118,272	4,154
Legal and accounting	39,777	-	49,357	-
Management fees	15,000	18,182	30,000	36,364
Meals and entertainment	823	-	2,217	2,258
Office and administration	7,804	1,069	17,334	2,047
Rent	1,500	927	2,743	1,718
Research consulting fees:				
Related parties		16,667	40,623	39,394
ImmPheron, Inc.		47,242	85,997	104,477
Others		6,667	19,833	31,529
Stock based compensation	53,041	-	66,682	-
Telephone		174	5,072	1,099
Transfer agent and filing fees		-	14,949	-
Travel		-	17,553	1,027
	354,506	107,681	504,529	257,836
EARNINGS (LOSS) FOR THE PERIOD	(354,462)	(107,681)	(237,235)	(257,836)
DEFICIT, BEGINNING OF PERIOD	(1,235,697)	(1,036,217)	(1,352,924)	(886,062)
DEFICIT, END OF PERIOD	$(1,590,159)	$(1,143,898)	$(1,590,159)	$(1,036,217)
BASIC EARNINGS (LOSS) PER SHARE	$(0.026)	$(0.014)	$(0.017)	$(0.034)
DILUTED EARNINGS (LOSS) PER SHARE	$(0.015)	$(0.014)	$(0.010)	$(0.034)

INNEXUS BIOTECHNOLOGY INC.

(a Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

For the three and six month periods ended December 31, 2003 and 2002

	Three months ended Dec. 31, 2003	Three months ended Dec. 31, 2002	Six months ended Dec. 31, 2003	Six months ended Dec. 31, 2002
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Earnings (loss) for the period	$ (354,462)	(107,681)	(237,235)	(257,836)
Items not involving cash:				
Amortization	26,729	96	27,050	192
Accrued interest expense	-	14,735	-	29,470
Investments	-	-	(266,667)	-
Stock based compensation	53,041	-	66,682	-
Net change in non-cash working capital items:				
Accounts receivable	19,650	-	13,434	-
Prepaid expenses	22,500	-	(15,000)	-
Accounts payable and accrued liabilities	67,845	6,667	(23,302)	6,667
	(164,697)	(86,183)	(435,038)	(221,507)
INVESTMENTS:				
Technology rights	-	-	-	-
	-	-	-	-
FINANCING:				
Due to related parties	47,932	25,286	74,016	26,560
Due to Cusil Venture Corporation	-	59,741	-	196,270
Advances on private placement	405,300	-	405,300	-
Shares issued for cash	5,700	-	51,000	-
	458,932	85,027	530,316	222,830
INCREASE (DECREASE) IN CASH	294,235	(1,156)	95,278	1,323
CASH, BEGINNING OF PERIOD	110,405	7,690	309,362	5,211
CASH, END OF PERIOD	$ 404,640	$6,534	$404,640	$6,534

INNEXUS BIOTECHNOLOGY INC.

(a Development Stage Enterprise)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

For The Six Month Period Ended December 31, 2003

1. **Going concern:**

   InNexus Biotechnology Inc. ("IBI" or the "Company") is incorporated under the laws of British Columbia. On July 3, 2003, the Company changed its name from Cusil Venture Corporation ("Cusil") to InNexus Biotechnology Inc. in connection with a business combination (note 3). The Company is a biotechnology company focused on the development of the next generation of monoclonal antibodies termed "SuperAntibodies". SuperAntibody Technology ("SAT") seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies. The Company is a development stage enterprise and commercial operations have not yet commenced.

   These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. The Company has just recently begun to generate licensing revenue, and at December 31, 2003, has a deficit accumulated during development stage of $1,590,159. In addition, at December 31, 2003 the Company has working capital of $183,234, which is not sufficient for the Company to meet its planned business objectives. To December 31, 2003, InNexus has financed its cash requirements primarily from equity financings and by way of loans from, and share issuances to, directors and other related parties. The Company's continuation as a going concern is uncertain and dependent on successfully bringing its technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. Although the Company has been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies. These financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.

2. **Significant accounting policies:**

   (a) Basis of presentation:

   These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its subsidiaries InNexus, Inc. ("InNexus"), InNexus Exchange Corp. ("IEC"), both of which are U.S. corporations, InNexus Biotechnology International Limited ("IBIL"), a Barbados corporation, and North Bioscience Inc., a British Columbia corporation, all of which are wholly-owned. All material intercompany transactions and balances have been eliminated on consolidation.

   Effective June 27, 2003, Cusil, directly or with its wholly-owned subsidiary IEC, completed the acquisition of 100% of the outstanding shares of InNexus (note 3). As the shareholders of InNexus obtained control of the Company through the exchange of their shares of InNexus for shares of the Company, the acquisition of InNexus has been accounted for in these financial statements as a reverse takeover. Consequently, the consolidated statements of operations and deficit and cash flows reflect the results from operations and cash flows of InNexus, the legal subsidiary, for the six month periods ended December 31, 2003 and 2002, combined with those of Cusil, the legal parent, from acquisition on June 27, 2003 to December 31, 2003, in accordance with generally accepted accounting principles for reverse takeovers.

(b) Equipment:
Equipment is recorded at cost and amortization is provided on a declining-balance basis at 30% per annum, commencing from the time the equipment is put in use.

(c) Technology rights:
Research costs are charged as an expense in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization.

Once the Company believes a development project meets the criteria for deferral and amortization, the Company defers further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold. At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.

The costs of acquiring technology, trademarks, patents and licenses are capitalized and amortized on a straight-line basis over a five year period. The net realizable value is assessed on a periodic basis based on estimated future cash flows and written-down to net recoverable amount when considered necessary.

The carrying value of technology rights does not necessarily reflect present or future values. The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.

(d) Stock-based compensation:
The Company has a stock option plan, which is described in note 9(e).

Effective July 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' (the "CICA") new handbook section 3870, "*Stock-Based Compensation and Other Stock-Based Payments*". Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after July 1, 2002, are accounted for using the fair value based method. No compensation cost is required to be recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value based method.

Effective July 1, 2003, the Company elected to adopt the amendments to CICA handbook section 3870, whereby all stock-based payments granted on or after July 1, 2003 are accounted for using the fair value based method. Consideration paid by option-holders on the exercise of stock options continues to be recorded as share capital. As allowed under the provisions of amended CICA handbook section 3870, the Company has applied this change in the method of accounting for stock-based compensation prospectively, for all options granted on or after July 1, 2003.

(e) Income taxes:
The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which

the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(f) Loss per share:

Basic loss per share is calculated using the weighted average number of shares outstanding during the period after giving effect to the reverse takeover (note 3) in which the number of shares outstanding for the period from the beginning of the fiscal year to June 27, 2003 is deemed to be the number of shares issued by Cusil to the shareholders of InNexus. Basic loss per share for the comparative periods is computed by dividing the earnings of InNexus by the number of shares of Cusil issued in the reverse takeover. The Company calculates diluted loss per share using the treasury stock method. In the Company's case, however, diluted loss per share is the same as basic loss per share as the effect of outstanding options, warrants and other dilutive instruments would be anti-dilutive.

(g) Foreign currency translation:

Transactions and account balances originally stated in currencies other than the Canadian dollar have been translated into Canadian dollars as follows:

- Revenue and expense items at the rate of exchange in effect on the dates they occur.
- Non-monetary assets and liabilities at the rate of exchange in effect on the dates the assets were acquired or the liabilities were incurred.
- Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in operations in the period in which they occur.

(h) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of impairment of technology rights and useful lives for amortization. Actual results may differ from those estimates.

(i) Comparative figures:

The comparative figures shown are those of InNexus (notes 2(a) and 3). Certain of the prior periods' comparative figures have been reclassified to conform to the presentation adopted for the current period.

(j) Long-term investments:

Investments are carried at cost, less a provision for decline in value that is other than temporary.

3. Business combination:

Effective June 27, 2003, Cusil completed the acquisition of all of the outstanding common shares of InNexus by the issuance of 3,830,000 common shares of Cusil and 3,750,000 exchangeable preferred shares of IEC (note 9(c)). An additional 500,000 common shares of Cusil were issued to an unrelated party as a finders' fee. Since the former shareholders of InNexus acquired control of the Company through the share exchange, this transaction has been accounted for under the purchase method of accounting as a reverse takeover. Under reverse takeover accounting, InNexus is considered to have acquired Cusil.

For accounting purposes, the Company is considered to be a continuation of InNexus, the legal subsidiary, except with regard to the authorized and issued share capital, which is that of IBI, the legal parent company. As the continuing entity is deemed to be InNexus, share capital of IBI has been reduced by $1,341,126 to the share capital and additional paid-in capital of InNexus (note 9(b)).

4. Investments:

On August 18, 2003 the Company announced that it had granted a license to Protokinetix, Inc. ("OTCBB: PKTX) of Vancouver, B.C. for the use of SAT with up to 3 antibodies. The agreement with

ProtoKinetix involved the issuance to the Company of 1.6 million restricted shares of ProtoKinetix, which were received during the three-month period ended September 30, 2003 and recorded as licensing revenue. These shares are restricted from trading under SEC Rule 144 until October 2004 and have been valued at the trading price of the shares of PKTX at the time of the announcement, being US$0.12 per share, for a total of C$266,667. The quoted market value of PKTX on the OTC Bulletin Board on December 31, 2003 was US$0.35 per share. There can be no assurance that the Company will be able to realize this value at such time as these shares are eligible for resale in late 2004.

5. Technology rights:

	December 31, 2003	June 30, 2003
SAT rights (note 4(a))	$254,075	$254,075
1F7 rights (note 4(b))	10,000	10,000
Other	1	1
	$264,076	$264,076
		-
Less: Accumulated Amortization	(26,668)	
	$237,668	$264,076

(a)   SAT rights:
Subsequent to completion of the reverse takeover (note 3), the Company acquired all intellectual property and patent rights related to the SAT held by ImmPheron Inc. ("ImmPheron") in exchange for the issuance of 2,500,000 exchangeable preferred shares of IEC (note 9(c)) and US$170,000 over a three and one-half year period. On June 30, 2003, the Company paid US$50,000 and has agreed to pay US$20,000 every six months thereafter for a total of 36 months. In addition, the Company agrees to incur a minimum of US$475,000 research and development of SAT over a three year period. The Company also has a one year option, subject to the approval of ImmPheron's minority shareholders, the Company's shareholders and regulatory authorities, to acquire all of the outstanding shares and shareholders' loans of ImmPheron in consideration of the issuance of that number of the Company's shares which is equal to the fair market value of the remaining assets, as agreed to by the parties or as determined by independent valuation.

To December 31, 2003, the Company has incurred a total of $934,743 and research consulting fees on SAT. The Company is unable to determine when significant positive cash flow from SAT will commence.

(b)   1F7 rights:
On behalf of InNexus, Cusil paid Immune Network Ltd. ("Immune"), a Canadian public biotechnology company, a total of $10,000 in June 2002 in connection with the acquisition of an exclusive worldwide sub-license from Immune for all the intellectual property rights to the monoclonal antibody 1F7 (currently held by Immune under license from the Sydney Kimmel Cancer Center in San Diego, California) to be used in conjunction with the SAT technology held by the Company.

In July 2003, the Company notified Immune that Immune is in breach of the sub-license agreement dated June 7, 2002. Until such time that Immune provides sufficient evidence that it has remedied the material deficiencies identified by the Company, the Company does not plan to do any further work on the creation of a SuperAntibody form of 1F7.

To December 31, 2003, the Company has incurred a total of $91,500 of research consulting fees on 1F7.

6. Due to related parties:

The amounts due to related parties consist of loans and other amounts payable to directors and former shareholders of InNexus. The amounts payable are unsecured, non-interest bearing, and due on demand.

During the six month period ended December 31, 2003, InNexus was charged a total of $103,002 for management, research and development and consulting fees from related parties (2002 - $75,758).

7. Loan payable to Immune Network Ltd.:

During 2001, Immune announced that it had formed a collaboration with InNexus that involved granting InNexus an option to acquire rights to monoclonal antibody technologies for the treatment of AIDS held by Immune. In connection with this collaboration, Immune agreed to fund continued research and development of these technologies by InNexus through an advance of up to US$161,000, of which US$61,000 was paid directly by Immune to a researcher on behalf of InNexus. The total loan payable to Immune was US$125,670, excluding interest, at June 26, 2003. On March 18, 2002, subject to completion of the reverse takeover (note 3), Immune agreed to accept 216,781 shares of the Company (note 9(b)) in settlement of the balance of the loan and accrued interest payable.

8. Promissory notes payable to Cusil Venture Corporation:

Cusil advanced, or paid on behalf of InNexus, a total of $507,916 to December 31, 2002. These advances were secured by promissory notes payable, bore interest at 8% per annum and were due on demand. During the six months ended December 31, 2002, InNexus accrued $17,448 of interest on these advances.

On behalf of InNexus, Cusil paid Immune $10,000 to June 30, 2002 in connection with the acquisition of a sub-licence for the use of Immune's 1F7 antibody.

On completion of the reverse takeover (note 3), these advances and promissory notes are considered intercompany transactions and have been eliminated upon consolidation.

9. Share capital:

(a) Authorized:
100,000,000 common shares without par value

(b) Issued and outstanding:

	Number of shares	Amount
Balance at December 31, 2002 and June 27, 2003, prior to the business combination with InNexus	4,888,000	$1,524,414
Reduction of share capital to that of InNexus upon business combination		(1,341,126)
	4,888,000	(1,341,126)
Issued pursuant to business combination (note 3)	4,330,000	110,999
Issued by way of short form offering (note 8(d))	3,795,000	948,750
Issued upon settlement of amounts payable to related parties of InNexus (note 5))	213,572	106,786
Issued upon settlement of loan payable to Immune (note 6)	216,781	219,577

Issued for corporate finance and sponsorship fees (note 8(d))	50,000	25,000
Share issue costs	-	(183,643)
Balance at June 30, 2003	**13,493,353**	**1,410,575**
Issued upon exercise of options, at $0.23 per share	60,000	13,800
Issued upon exercise of warrants, at $0.30 per share	124,000	37,200
Balance at December 31, 2003	**13,677,353**	**$1,461,757**

As at December 31, 2003, a total of 4,910,547 of the issued common shares are held pursuant to an escrow agreement that provides for the release of the escrowed shares over 72 months following the business combination with InNexus in equal tranches of 5%, at six month intervals for a period of 24 months, and thereafter in equal tranches of 10%, at six month intervals for a period of 48 months. A total of 245,527 shares were released from escrow subsequent to the period.

As at December 31, 2003, a total of 6,417,188 shares have been allocated for issuance upon the conversion of exchangeable preferred shares of IEC (note 9(c)).

On December 5, 2003 the Company announced a private placement of 2,800,000 units at $0.21 per unit, with each unit consisting of one common share and one common share purchase warrant exercisable at $0.28 per share for a two-year period. To December 31, 2003, the Company received advances on this private placement of $405,300. In January 2004, the Company received the remaining $182,700 on this private placement and issued the 2,800,000 common shares and warrants.

(c) Exchangeable preferred shares:

	Number of Shares	Amount
Issued Pursuant to:		
Business combination with InNexus (note 3)	3,750,000	109,682
Acquisition of SAT rights from ImmPheron (note 5(a))	2,500,000	25,000
Related party debt settlement (note 6)	167,188	83,594
Balance June 30, 2003 and December 31, 2003	**6,417,188**	**218,276**

The exchangeable preferred shares were issued by IEC and are convertible, at no cost and at the option of the holder, into an equal number of common shares of the Company. There are no other limitations or restrictions on the conversion rights. The exchangeable preferred shares have no voting rights, dividend rights or liquidation preferences against the Company until converted into common shares of the Company.

At December 31, 2003, 90% of the exchangeable preferred shares are held pursuant to an escrow agreement that provides for the release of the escrowed shares over 36 months following the business combination with InNexus in equal tranches of 15%, at six month intervals.

(d) Warrants:

Concurrent with the completion of the reverse takeover (note 3), the Company completed a short-form offering of 3,795,000 units at $0.25 per unit for gross proceeds of $948,750. Each unit consists of one common share of the Company and one-half of one non-transferable common share purchase warrant exercisable to purchase an additional common share of the Company at a price of $0.30 per share until expiry on June 27, 2004.

In conjunction with the offering the Company issued the agent 759,000 agent's warrants and 50,000 common shares for corporate finance and sponsorship fees. The agent's warrants are exercisable to purchase one common share of the Company at a price of $0.25 per share until expiry on June 27, 2004.

At December 31, 2003, 1,773,500 warrants and 759,000 agent's warrants were outstanding.

(e) Stock options:

In connection with the business combination with InNexus, the Company granted stock options to non-employees to acquire up to an aggregate of 290,000 common shares at $0.25 per share and to directors and employees to acquire up to an aggregate of 1,085,000 common shares at $0.25 per share. These options were granted pursuant to Cusil's incentive share option plan (the "Plan") that allows it to grant options to its employees, officers, directors and consultants to acquire up to 1,700,000 common shares. The Plan received shareholder approval at an extraordinary general meeting on September 6, 2002.

Under the terms of the Plan, the exercise price of each option is determined by the Board of Directors at the time each option is granted, which shall in all cases be not less than the discounted market price of the common shares covered by such option at the date of grant. Options have a maximum term of ten years and terminate thirty days following the date on which the optionee ceases to be employed by or an officer or director of the Company, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the Board at the time the options are granted.

The continuity of stock options for the six months ended December 31, 2003 is as follows:

Expiry date	Exercise price	June 30, 2003	Granted	Exercised	Expired / cancelled	December 31, 2003
August 8, 2003	$ 0.23	116,000	-	(60,000)	(56,000)	-
June 27, 2005	0.25	1,375,000	-	-	-	1,375,000
September 2, 2005	0.25	-	130,000	-	(75,000)	55,000
December 11, 2005	0.25	-	270,000			270,000
		1,491,000	400,000	(60,000)	(131,000)	1,700,000
Weighted average exercise price		$ 0.23	$ 0.25	$0.23	$0.24	$ 0.25

There were no InNexus stock options outstanding during the six months ended December 31, 2002.

Under the Company's accounting policy for stock-based compensation (note 2(d)), a total of 140,000 options that were granted to non-employees and vested during fiscal 2003 were recorded in the prior year financial statements at their estimated fair value at the date of grant of $21,955. A further 50,000 options granted to non-employees will vest each quarter for the following three consecutive quarters and the related stock-based compensation expense is being recorded each quarter at their estimated fair value at that date.

During the three-month period ended September 30, 2003, 130,000 options were granted to non-employees, of which 125,000 options were subject to a one year vesting period. The fair value of options granted and vested during the period was estimated to be $6,000, which, along with the fair value of options granted prior to July 1, 2003 that vested in the quarter, is included in the statement of operations. During the three-month period ended December 31, 2003, a further 270,000 options were granted to an employee, the $43,200 fair value of which, along with the fair value of options granted prior to October 1, 2003 that vested in the quarter, is included in the statement of operations. The fair value of each option grant has been calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three month period ended December 31, 2003	Six month period ended December 31, 2003
Expected life	1.0 years	1.2 years
Volatility	163%	200%
Dividend yield	0%	0%
Risk free interest rate	3.15%	3.15%
Weighted average fair value of options granted	$0.16	$0.16

(e) Stock options:

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

10. Financial instruments:

As at December 31, 2003 and June 30, 2003, in all material respects, the carrying amounts for the Company's cash, accounts receivable and accounts payable and accrued liabilities approximate fair value due to the short term nature of these instruments. The Company is unable to determine the fair value of the amounts due to related parties and the amounts due to ImmPheron with sufficient reliability due to the nature of those obligations and the lack of a ready market for such financial instruments.

11. United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which are substantially the same as principles applicable in the United States and practices prescribed by the United States Securities and Exchange Commission, except for the following:

(a) Technology rights:

Under Canadian generally accepted accounting principles ("Canadian GAAP"), research and development costs for a project that meets accepted criteria for deferral and amortization, or expenditures relating to the acquisition of technology and other assets and patent and trademark rights which relate to in-process research and development, may be deferred and amortized to expense in a rational and systematic manner. Under United States generally accepted accounting principles ("US GAAP"), research and development costs are charged to expense when incurred. In the Company's case, application of US GAAP on the accounting for these costs would not materially affect the Company's financial statements.

(b) Stock-based compensation:

Under Canadian GAAP, the Company accounts for stock options granted to employees and directors by the settlement method, and therefore no compensation expense is recognized for stock options granted.

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "*Accounting for Stock-Based Compensation*" ("SFAS

123") for US GAAP purposes for stock option grants to employees and directors. Had compensation expense been determined based on fair value at the date of grant consistent with the measurement provisions of SFAS 123, loss for the six month period ended December 31, 2003 under US GAAP would have been the pro forma numbers indicated in note 9(e)(*ii*).

As there were no options granted by InNexus prior to July 1, 2002, no pro forma disclosure for periods prior to 2003 are required. Fair value on the grant date has been estimated using the Black-Scholes option-pricing method using the assumptions disclosed in note 9(e)(*ii*).

Under US GAAP, the stock-based compensation expense reported in the statement of operations would not be presented separately, but would be allocated to the related expense category.

(c)   Accounting for investments in debt and equity securities:

Statement of Financial Accounting Standards No. 115, "*Accounting for Investments in Debt and Equity Securities*", requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings. Investments that have readily determinable fair values and, while not held principally for sale in the near term, are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders' equity until realized. Both of these types of investments are presented on a cost basis under Canadian GAAP.

Under US GAAP, investments and unrealized holding gains in shareholders' equity at December 31, 2003 would each be increased by $459,373 (June 30, 2003 - nil)

(d)   Comprehensive income:

US GAAP requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and additional paid-in capital in the equity section of the balance sheet.

Under US GAAP, other comprehensive income (loss) for the six month period ended December 31, 2003, which consists of changes in the unrealized holding gains (losses) on investments, would be income of $459,373 (2002 – nil).

(e)   Additional disclosures required for development stage companies:

United States GAAP requires summary disclosure of all shareholders equity transactions from inception to the latest reporting period for companies in the development stage. Share capital and additional paid-in capital transactions for InNexus and Cusil, subsequent to the June 27, 2003 transaction with InNexus, are disclosed in note 9(b), and in the fiscal 2003 year-end financial statements. However, the statement of deficit accumulated during the development stage only discloses changes during the periods since the year ended December 31, 2000. Accordingly, the detailed statement of deficit accumulated during the development stage for the period from inception on July 20, 1997 to December 31, 2003 is as follows:

Loss for the period ended:

December 31, 1997	$239,511
December 31, 1998	76,113
December 31, 1999	-
December 31, 2000	-
December 31, 2001	313,560
June 30, 2002	256,878
June 30, 2003	466,862
December 31, 2003	237,235

Deficit accumulated during the development stage at
December 31, 2003: $1,590,159

(f)   Recent United States accounting standards:

None of the new pronouncements issued by the Financial Accounting Standards Board ("FASB") during the year ended June 30, 2003 are expected to have a material impact on the Company's financial statements.

The FASB and Emerging Issues Task Force ("EITF") issued a variety of interpretations during the year ended June 30, 2003, including the following interpretations with wide applicability:

- Financial Interpretation No. 45 ("FIN 45"), "*Guarantor's Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*" which addresses disclosure and initial recognition and measurement provisions related to guarantees. The disclosure provisions became effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.

- Financial Interpretation No. 46 ("FIN 46"), "*Consolidation of Variable Interest Entities*", which addresses the consolidation of variable interest entities (formerly referred to as "Special-Purpose Entities"). The Interpretation is in effect for interim or annual periods beginning after June 15, 2003.

- The EITF reached a consensus on issue 00-21, "*Revenue Arrangements with Multiple Deliverables*". This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

Although the Company has not completed its evaluation of the implications of EITF 00-21 on the Company's future financial statements, neither FIN 45 nor FIN 46 are expected to currently impact the Company's financial statements.

A reconciliation of the loss for the six month periods ended December 31, 2003 and 2002 as shown in these consolidated financial statements, to the earnings for the periods in accordance with US GAAP, excluding the effects of SFAS 123, and to comprehensive income for the periods using US GAAP, is as follows:

		Six months ended December 31, 2003		Six months ended December 31, 2002
Loss for the period in these consolidated financial statements	$	(237,235)	$	(257,836)
Adjustments to reconcile to US GAAP		-		-
Loss for the period using US GAAP		(237,235)		(257,836)
Other comprehensive income (loss), net of tax:				
Change in unrealized holding gains on investments (d)		459,373		-
Comprehensive earnings (loss) for the period using US GAAP	$	222,138	$	(257,836)
Basic loss per share	$	(0.02)	$	(0.03)
Diluted loss per share		(0.02)		(0.03)

A reconciliation of assets as shown in these consolidated financial statements to assets under US GAAP is as follows:

	December 31, 2003		June 30, 2003
Assets in these consolidated financial statements	$ 933,358	$	596,898
Adjustments to reconcile to US GAAP			
Investments (c)	459,373		-
	$ 1,392,731	$	596,898

Shareholders equity under US GAAP would be as follows:

	December 31, 2003		June 30, 2003
Common stock	$ 1,461,757	$	1,410,757
Advances on private placement	405,300		-
Exchangeable preferred shares	218,276		218,276
Contributed surplus - stock options	88,637		21,955
Unrealized holding gains (c)	459,373		-
Deficit	(1,590,159)		(1,352,924)
	$ 1,043,184	$	298,064

There would be no differences in liabilities or in cash provided by (used in) operations, investments and financing under US GAAP, as compared to the amounts reported in these financial statements.

Consolidated Financial Statements
(Expressed in Canadian dollars)

INNEXUS BIOTECHNOLOGY INC.

(Formerly Cusil Venture Corporation)
(A Development Stage Enterprise)

Year ended June 30, 2003
Six months ended June 30, 2002
Years ended December 31, 2001 and 2000
Period from incorporation on July 20, 1997 to June 30, 2003

AUDITORS' REPORT

To the Board of Directors
InNexus Biotechnology Inc.

We have audited the consolidated balance sheets of InNexus Biotechnology Inc. (formerly Cusil Venture Corporation) as at June 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the year ended June 30, 2003, the six months ended June 30, 2002, the years ended December 31, 2001 and 2000 and the period from incorporation on July 20, 1997 to June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the year ended June 30, 2003, the six months ended June 30, 2002, the years ended December 31, 2001 and 2000 and the period from incorporation on July 20, 1997 to June 30, 2003 in accordance with Canadian generally accepted accounting principles.

"KPMG LLP"

Chartered Accountants

Vancouver, Canada
September 24, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the Board of Directors dated September 24, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

"KPMG LLP"

Chartered Accountants

Vancouver, Canada
September 24, 2003

INNEXUS BIOTECHNOLOGY INC.

(Formerly Cusil Venture Corporation
(A Development Stage Enterprise)

Consolidated Balance Sheets
(Expressed in Canadian dollars)

June 30, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 309,362	$ 5,211
Accounts receivable	18,856	-
	328,218	5,211
Equipment:		
Cost	5,888	4,281
Accumulated amortization	(1,284)	-
	4,604	4,281
Technology rights (note 4)	264,076	10,001
	$ 596,898	$ 19,493
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities		
Accounts payable and accrued liabilities	$ 131,402	$ 5,950
Due to related parties (note 5)	5,812	197,915
Loan payable to Immune Network Ltd. (note 6)	-	224,203
Promissory notes payable to Cusil Venture Corporation (note 7)	-	294,199
Current portion of due to ImmPheron Inc. (note 4)	53,900	-
	191,114	722,267
Due to ImmPheron Inc. (note 4)	107,720	-
Shareholders' equity (deficiency):		
Share capital (note 8):		
Common shares	1,410,757	6,804
Exchangeable preferred shares (note 8(c))	218,276	-
Contributed surplus - stock options (note 8(e))	21,955	-
Additional paid-in capital (note 5)	-	176,484
Deficit accumulated during the development stage	(1,352,924)	(886,062)
	298,064	(702,774)
	$ 596,898	$ 19,493

Going concern (note 1)
Commitments (notes 2 and 4)
Subsequent events (notes 4(b) and 8(e))

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.

(Formerly Cusil Venture Corporation
(A Development Stage Enterprise)

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

	Year ended June 30, 2003	Six months ended June 30, 2002	Year ended December 31, 2001	Year ended December 31, 2000	Period from incorporation on July 20, 1997 to June 30, 2003
Revenue:					
Interest	$ -	$ -	$ 446	$ -	$ 446
Expenses:					
Amortization	1,284	-	-	-	1,284
Automobile	8,204	4,979	15,094	-	28,277
Bank charges and interest	58,939	25,351	14,319	-	98,609
Consulting fees	5,468	-	-	-	5,468
Legal and accounting	17,500	1,333	7,400	-	28,111
Management fees (note 5)	60,606	-	-	-	60,606
Meals and entertainment	2,258	3,052	19,067	-	24,377
Miscellaneous	-	-	21,041	-	21,041
Office and administration	2,168	3,204	11,232	-	24,595
Rent	3,611	2,033	2,500	-	36,644
Research consulting fees:					
Related parties (note 5)	66,667	55,980	85,860	-	385,447
Immune Network Ltd. (note 6)	-	-	91,500	-	91,500
ImmPheron Inc. (note 4(a))	211,258	81,434	7,950	-	300,642
Others	44,862	57,339	-	-	102,201
Stock-based compensation (note 8(e))	21,955	-	-	-	21,955
Telephone	2,538	2,420	8,694	-	39,840
Travel	1,027	18,306	314	-	24,174
Wages and benefits	-	919	1,629	-	46,129
	508,345	256,350	286,600	-	1,340,900
Loss before the undernoted	(508,345)	(256,350)	(286,154)	-	(1,340,454)
Foreign exchange loss (gain)	(41,483)	528	27,406	-	12,470
Loss for the period	(466,862)	(256,878)	(313,560)	-	(1,352,924)
Deficit accumulated during the development stage, beginning of period	(886,062)	(629,184)	(315,624)	(315,624)	-
Deficit accumulated during the development stage, end of period	$ (1,352,924)	$ (886,062)	$ (629,184)	$(315,624)	(1,352,924)
Basic and diluted loss per share (note 2(f))	$ (0.06)	$ (0.03)	$ (0.04)	$ (0.00)	(0.18)
Weighted average number of common shares outstanding (note 2(f))	7,597,123	7,580,000	7,580,000	7,580,000	7,582,000

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.

(Formerly Cusil Venture Corporation
(A Development Stage Enterprise)

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year ended June 30, 2003	Six months ended June 30, 2002	Year ended December 31, 2001	Year ended December 31, 2000	Period from incorporation on July 20, 1997 to June 30, 2003
Cash provided by (used in):					
Operations:					
Loss for the period	$ (466,862)	$ (256,878)	$ (313,560)	$ -	$ (1,352,924)
Items not involving cash:					
Amortization	1,284	-	-	-	1,284
Accrued interest expense	58,822	24,640	11,838	-	95,300
Stock-based compensation	21,955	-	-	-	21,955
Unrealized foreign exchange loss (gain)	(41,483)	528	27,406	-	12,470
Changes in non-cash operating working capital:					
Accounts receivable	(5,895)	-	-	-	(5,895)
Accounts payable and accrued liabilities	(226,636)	950	5,000	-	(220,686)
	(658,815)	(230,760)	(269,316)	-	(1,448,496)
Investments:					
Cash acquired on business combination (note 3)	583	-	-	-	583
Equipment	-	(4,281)	-	-	(4,281)
Technology rights	(67,455)	(10,000)	-	-	(77,456)
	(66,872)	(14,281)	-	-	(81,154)
Financing:					
Due to related parties	(14,737)	7,085	31,084	-	306,291
Loan payable to Immune Network Ltd.	-	-	199,815	-	199,815
Promissory notes payable to Cusil Venture Corporation	254,466	234,181	47,400	-	536,047
Share capital	790,109	-	-	-	796,859
	1,029,838	241,266	278,299	-	1,839,012
Increase (decrease) in cash and cash equivalents	304,151	(3,775)	8,983	-	309,362
Cash and cash equivalents, beginning of period	5,211	8,986	3	3	-
Cash and cash equivalents, end of period	$ 309,362	$ 5,211	$ 8,986	$ 3	$ 309,362
Supplementary information:					
Interest paid	$ -	$ -	$ -	$ -	-
Income taxes paid	-	-	-	-	-
Non-cash financing and investing activities:					
Shares issued in settlement of debts	409,957	-	-	-	409,957
Shares issued for business combination, net of cash acquired	220,098	-	-	-	220,098
Shares issued for technology rights	25,000	-	-	-	25,000
Technology rights acquired with future debt payments	161,620	-	-	-	161,620
Conversion of amounts due to related parties and to additional paid-in capital	-	-	176,484	-	176,484
Acquisition of subsidiary for shares	-	-	-	-	54

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.

(Formerly Cusil Venture Corporation
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended June 30, 2003
Six months ended June 30, 2002
Years ended December 31, 2001 and 2000
Period from incorporation on July 20, 1997 to June 30, 2003

---

1. **Going concern:**

   InNexus Biotechnology Inc. ("IBI" or the "Company") is incorporated under the laws of British Columbia. On July 3, 2003, the Company changed its name from Cusil Venture Corporation ("Cusil") to InNexus Biotechnology Inc. in connection with a business combination (note 3). The Company is a biotechnology company focused on the development of the next generation of monoclonal antibodies termed "SuperAntibodies". SuperAntibody Technology ("SAT") seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies. The Company is a development stage enterprise and commercial operations have not yet commenced.

   These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. The Company incurred a loss of $466,862 during the year ended June 30, 2003, $256,878 during the six month period ended June 30, 2002, and $313,560 during the year ended December 31, 2001, has not yet generated any revenues, and at June 30, 2003, has a deficit accumulated during development stage of $1,352,924 (June 30, 2002 - $886,062). In addition, the Company has working capital of $137,104, which is not sufficient for the Company to meet its planned business objectives. To June 30, 2003, InNexus has financed its cash requirements primarily from loans from and share issuances to directors and other related parties. The Company's continuation as a going concern is uncertain and dependent on successfully bringing its technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. Although the Company has been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies. These financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.

2. **Significant accounting policies:**

   (a) Basis of presentation:

   These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which conform, in all material respects with accounting principles generally accepted in the United States, except as disclosed in note 11. They include the accounts of the Company and its subsidiaries InNexus, Inc. ("InNexus"), InNexus Exchange Corp. ("IEC"), both of which are U.S. corporations, InNexus Biotechnology International Limited ("IBIL"), a Barbados corporation, and North Bioscience Inc., a British Columbia corporation, all of which are wholly-owned. All material intercompany transactions and balances have been eliminated on consolidation.

Effective June 27, 2003, Cusil, directly or with its wholly-owned subsidiary IEC, completed the acquisition of 100% of the outstanding shares of InNexus (note 3). As the shareholders of InNexus obtained control of the Company through the exchange of their shares of InNexus for shares of the Company, the acquisition of InNexus has been accounted for in these financial statements as a reverse takeover. Consequently, the consolidated statements of operations and deficit and cash flows reflect the results from operations and cash flows of InNexus, the legal subsidiary, for the year ended June 30, 2003, the six months ended June 30, 2002 and the year ended December 31, 2001, combined with those of Cusil, the legal parent, from acquisition on June 27, 2003 to June 30, 2003, in accordance with generally accepted accounting principles for reverse takeovers.

(b) Equipment:

Equipment is recorded at cost and amortization is provided on a declining-balance basis at 30% per annum, commencing from the time the equipment is put in use.

(c) Technology rights:

Research costs are charged as an expense in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization.

Once the Company believes a development project meets the criteria for deferral and amortization, the Company defers further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold. At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.

The costs of acquiring technology, trademarks, patents and licenses are capitalized and amortized on a straight-line basis over their estimated useful lives. The net realizable value is assessed on a periodic basis based on estimated future cash flows and written-down to net recoverable amount when considered necessary.

The carrying value of technology rights does not necessarily reflect present or future values. The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.

(d) Stock-based compensation:

The Company has a stock option plan which is described in note 8(e).

Effective July 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' (the "CICA") new handbook section 3870, "*Stock-Based Compensation and Other Stock-Based Payments*". Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after July 1, 2002, are accounted for using the fair value based method. The Company accounts for grants to employees and directors by the settlement method, under which no compensation cost is required to be recorded for stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value based method (note 8(e)). The adoption of this new standard has resulted in no changes to amounts previously reported.

Prior to this change, the Company accounted for all stock-based compensation using the settlement method. Under this method, no compensation expense was recorded at the time options are granted, when the options were granted at market prices. Any consideration paid on exercise of stock options was credited to share capital.

(e) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(f) Loss per share:

Basic loss per share is calculated using the weighted average number of shares outstanding during the period after giving effect to the reverse takeover (note 3) in which the number of shares outstanding to June 27, 2003 is deemed to be the number of shares issued by Cusil to the shareholders of InNexus. Basic loss per share for the comparative periods is computed by dividing the earnings of InNexus by the number of shares of Cusil issued in the reverse takeover. The Company calculates diluted loss per share using the treasury stock method. In the Company's case, however, diluted loss per share is the same as basic loss per share as the effect of outstanding options, warrants and other dilutive instruments would be anti dilutive.

(g) Foreign currency translation:

Transactions and account balances originally stated in currencies other than the Canadian dollar have been translated into Canadian dollars as follows:

- Revenue and expense items at the rate of exchange in effect on the dates they occur.

- Non-monetary assets and liabilities at the rate of exchange in effect on the dates the assets were acquired or the liabilities were incurred.

- Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in operations in the period in which they occur.

(h) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of impairment of technology rights and useful lives for amortization. Actual results may differ from those estimates.

(i) Comparative figures:

The comparative figures shown are those of InNexus (notes 2(a) and 3). Certain of the prior periods' comparative figures have been reclassified to conform to the presentation adopted for the current period.

3. **Business combination:**

On December 7, 2001, Cusil entered into a letter agreement to acquire all of the issued and outstanding common shares of InNexus by the issuance of common shares of Cusil and exchangeable preferred shares of Cusil's U.S. subsidiary, InNexus Exchange Corp. This agreement was subject to a number of conditions, including regulatory and shareholder approvals. From December 7, 2001 until the transaction closed, Cusil advanced InNexus a total of $644,714 to fund InNexus' ongoing research and development activities (note7).

Effective June 27, 2003, Cusil completed the acquisition of all of the outstanding common shares of InNexus by the issuance of 3,830,000 common shares of Cusil and 3,750,000 exchangeable preferred shares of IEC (note 8(c)). An additional 500,000 common shares of Cusil were issued to an unrelated party as a finders' fee. Since the former shareholders of InNexus acquired control of the Company through the share exchange, this transaction has been accounted for under the purchase method of accounting as a reverse takeover. Under reverse takeover accounting, InNexus is considered to have acquired Cusil. The results of operations of Cusil are included in the consolidated financial statements from June 27, 2003, the date of the reverse takeover.

The fair value assigned to the net assets (liabilities) of Cusil at June 27, 2003 acquired were:

Cash and cash equivalents	$	583
Other current assets		12,961
Loans to InNexus		644,714
Equipment		1,607
Accounts payable and accrued liabilities		(352,087)
Due to related party		(87,097)
Net assets acquired	$	220,681
Consideration given:		
Common shares of IBI (note 8(b))	$	110,999
Exchangeable preferred shares of IEC (note 8(c))		109,682
	$	220,681

For accounting purposes, the Company is considered to be a continuation of InNexus, the legal subsidiary, except with regard to the authorized and issued share capital, which is that of IBI, the legal parent company. As the continuing entity is deemed to be InNexus, the share capital of IBI immediately prior to the consummation of this transaction has been reduced by $1,341,126, to reflect the share capital and additional paid-in capital of InNexus (note 8(b)). The consolidated statements of operations and deficit and cash flows for the year ended June 30, 2003 include the results of operations and cash flows of InNexus for the period from July 1, 2002 to June 26, 2003 and the results of operations and cash flows of IBI and InNexus for the period from June 27, 2003 to June 30, 2003. The statements of operations and cash flows for Cusil for the period from July 1, 2002, being the date following its most recent audited statements of operations and cash flows, to June 26, 2003 and for the year ended June 30, 2002, are as follows:

Statement of Operations:

	Period from July 1, 2002 to June 26, 2003	Year ended June 30, 2002

Revenue:

Interest	$	36,267	$	15,852

Expenses:

Amortization	688	-
General and administrative	12,546	7,246
Management fees	52,500	30,000
Professional fees	123,509	148,283
Regulatory and transfer fees	32,634	12,843
Rent	18,000	18,000
Travel and accommodation	-	32,847
Write-down of mineral property	1	49,999
Write-off of loan receivable	-	25,000
	239,878	324,218

Loss for the period	$	203,611	$	308,366

Statement of Cash Flows

	Period from July 1, 2002 to June 26, 2003	Year ended June 30, 2002
Cash provided by (used in):		
Operations:		
Loss for the period	$ (203,611)	$ (308,366)
Items not involving cash:		
Amortization	688	-
Write-down of mineral property	1	49,999
Write-off of loan receivable	-	25,000
Changes in non-cash operating working capital:		
Accounts receivable and prepaid expenses	(8,500)	(30,432)
Accounts payable and accrued liabilities	339,143	(21,066)
	127,721	(284,865)
Investments:		
Advances to InNexus	(350,514)	(294,199)
Deferred transaction costs	(109,148)	-
Purchase of equipment	-	(2,295)
Loan receivable	-	(25,000)
	(459,662)	(321,494)
Financing:		
Shares issued for cash	57,040	500,000
Due to related party	87,097	-
	144,137	500,000
Decrease in cash and cash equivalents	(187,804)	(106,359)
Cash and cash equivalents, beginning of period	188,387	294,746
Cash and cash equivalents, end of period	$ 583	$ 188,387

During the period from July 1, 2002 to June 26, 2003, Cusil was charged management fees of $52,500 (year ended June 30, 2002 - $30,000) and rent of $18,000 (year ended June 30, 2002 - $18,000) by a company controlled by Cusil's President.

4. Technology rights:

	2003	2002

SAT rights (note 4(a))	$	254,075	$	-
1F7 rights (note 4(b))		10,000		10,000
Other		1		1
	$	264,076	$	10,001

(a)   SAT rights:

Subsequent to completion of the reverse takeover (note 3), the Company acquired all intellectual property and patent rights related to the SAT held by ImmPheron Inc. ("ImmPheron") in exchange for the issuance of 2,500,000 exchangeable preferred shares of IEC (note 8(c)) and US$170,000, payable over a three and one-half year period. On June 30, 2003, the Company paid US$50,000 and has agreed to pay US$20,000 every six months thereafter for a total of 36 months, which has been accrued in these financial statements. In addition, the Company agrees to incur a minimum of US$475,000 research and development of SAT over a three year period. The Company also has an option expiring in June 2004, subject to the approval of ImmPheron's minority shareholders, the Company's shareholders and regulatory authorities, to acquire all of the outstanding shares and shareholders' loans of ImmPheron in consideration of the issuance of that number of the Company's shares which is equal to the fair market value of the remaining assets, as agreed to by the parties or as determined by independent valuation.

To June 30, 2003, the Company has incurred a total of $788,290 of research consulting fees on SAT. The Company is unable to determine when significant positive cash flow from SAT will commence.

(b)   1F7 rights:

On behalf of InNexus, Cusil paid Immune Network Ltd. ("Immune"), a Canadian public biotechnology company, a total of $10,000 in June 2002 in connection with the acquisition of an exclusive worldwide sub-license from Immune for all the intellectual property rights to the monoclonal antibody 1F7 (currently held by Immune under license from the Sydney Kimmel Cancer Center in San Diego, California) to be used in conjunction with the SAT technology held by the Company. Under the terms of the sub-licence agreement, InNexus agrees to pay royalties of between 3% and 6% on certain licenced products.

To June 30, 2003, the Company has incurred a total of $91,500 of research consulting fees on 1F7.

In July 2003, the Company notified Immune that Immune is in breach of the sub-license agreement dated June 7, 2002. Until such time that Immune provides sufficient evidence that it has remedied the material deficiencies identified by the Company, the Company does not plan to do any further work on the creation of a SuperAntibody form of 1F7. Notwithstanding this breach, the Company does not believe there has been a material impairment in the value of its 1F7 rights.

5.   **Due to related parties:**

The amounts due to related parties consist of loans and other amounts payable to directors and former shareholders of InNexus. The amounts payable are unsecured, non-interest bearing, and due on demand. During 2001, the related parties agreed to convert $176,484 of the amounts due to them to additional paid-in capital of InNexus and during 2002, in connection with the letter agreement with Cusil, the related parties agreed to convert $190,380 of the balance outstanding at June 30, 2002 into 380,760 shares of the Company. During fiscal 2003, the Company issued 213,572 common shares in settlement of related party debts of $106,786 (note 8(b)) and 167,188 exchangeable preferred shares of IEC in settlement of related party debts of $83,594 (note 8(c)).

During the year ended June 30, 2003, InNexus was charged a total of $66,667 for consulting fees from related parties (six months ended June 30, 2002 - $55,980; year ended December 31, 2001 - $85,860) and $60,606 of management fees from a related party (six months ended June 30, 2002 - nil; year ended December 31, 2001 - nil).

6. **Loan payable to Immune Network Ltd.:**

During 2001, Immune announced that it had formed a collaboration with InNexus that involved granting InNexus an option to acquire rights to monoclonal antibody technologies for the treatment of AIDS held by Immune. In connection with this collaboration, Immune agreed to fund continued research and development of these technologies by InNexus through an advance of up to US$161,000, of which US$61,000 was paid directly by Immune to a researcher on behalf of InNexus. InNexus received US$64,670 of advances from Immune during 2001. The total loan payable to Immune was US$125,670, excluding interest, at June 26, 2003. The agreement provided that the advances would be represented by a convertible loan bearing interest at 12% per annum, maturing eighteen months following exercise of the option, and convertible into shares of InNexus at US$1 per share. As a result of the completion of the reverse takeover (note 3), Immune accepted 216,781 shares of the Company (note 8(b)) in settlement of the balance of the loan and accrued interest payable.

7. **Promissory notes payable to Cusil Venture Corporation:**

Cusil advanced, or paid on behalf of InNexus, $109,389 and US$45,596 to June 30, 2002. These advances were secured by promissory notes payable, bore interest at 8% per annum and were due on demand. During the six months ended June 30, 2002, InNexus accrued $13,063 of interest on these advances. Cusil also paid ImmPheron US$5,000 for consulting fees of its researchers on behalf of InNexus and a further US$50,959 to June 30, 2003.

On behalf of InNexus, Cusil paid Immune $10,000 to June 30, 2002 in connection with the acquisition of a sub licence for the use of Immune's 1F7 antibody.

On completion of the reverse takeover (note 3), these advances and promissory notes are considered intercompany transactions and have been eliminated upon consolidation.

8. **Share capital:**

(a) Authorized:

100,000,000 common shares without par value

(b) Issued and outstanding:

Prior to the business combination, the share capital of Cusil and InNexus were as follows:

	Number of shares		Amount
Cusil Venture Corporation:			
Balance June 30, 2001	3,640,000	$	967,374
Issued upon exercise of warrants, at $0.50 per share	1,000,000		500,000
Balance, June 30, 2002	4,640,000		1,467,374
Issued upon exercise of options, at $0.23 per share	248,000		57,040
Balance June 27, 2003, prior to the business combination with InNexus (see below)	4,888,000	$	1,524,414

InNexus, Inc.

Common shares – issued in 1997 (for cash)	5,000,000	$	6,750
Common shares – issued in 1998 (for shares of North Bioscience Inc.)	40,000		54
Common shares – total	5,040,000		6,804
Additional paid-in capital (on conversion of amounts due to related parties in 2001)	-		176,484
Balance December 31, 2001, June 30, 2002 and June 27, 2003, prior to the business combination with Cusil	5,040,000	$	183,288
InNexus Biotechnology Inc.:			
Balance June 27, 2003, prior to the business combination	4,888,000	$	1,524,414
Reduction of share capital to that of InNexus upon business combination	-		(1,341,126)
	4,888,000		183,288
Issued pursuant to business combination (note 3)	4,330,000		110,999
	9,218,000		294,287
Issued by way of short form offering (note 8(d))	3,795,000		948,750
Issued upon settlement of amounts payable to related parties of InNexus (note 5)	213,572		106,786
Issued upon settlement of loan payable to Immune (note 6)	216,781		219,577
Issued for corporate finance and sponsorship fees (note 8(d))	50,000		25,000
Share issue costs	-		(183,643)
Balance June 30, 2003	13,493,353	$	1,410,757

(b) Issued and outstanding (continued):

As at June 30, 2003, a total of 4,910,547 of the issued common shares are held pursuant to an escrow agreement that provides for the release of the escrowed shares over 72 months following the business combination with InNexus in equal tranches of 5%, at six month intervals for a period of 24 months, and thereafter in equal tranches of 10%, at six month intervals for a period of 48 months.

As at June 30, 2003, a total of 6,417,188 shares have been allocated for issuance upon the conversion of exchangeable preferred shares of IEC (note 8(c)).

(c) Exchangeable preferred shares:

	Number of shares		Amount
Issue pursuant to:			
Business combination with InNexus (note 3)	3,750,000	$	109,682
Acquisition of SAT rights from ImmPheron (note 4(a))	2,500,000		25,000
Related party debt settlement (note 5)	167,188		83,594
	6,417,188	$	218,276

The exchangeable preferred shares were issued by IEC and are convertible, at no cost and at the option of the holder, into an equal number of common shares of the Company. There are no other limitations or restrictions on the conversion rights. The exchangeable preferred shares have no voting rights, dividend rights or liquidation preferences against the Company until converted into common shares of the Company.

At June 30, 2003, 90% of the exchangeable preferred shares are held pursuant to an escrow agreement that provides for the release of the escrowed shares over 36 months following the business combination with InNexus in equal tranches of 15%, at six month intervals.

(d) Short-form offering:

Concurrent with the completion of the reverse takeover (note 3), the Company completed a short-form offering of 3,795,000 units at $0.25 per unit for gross proceeds of $948,750. Each unit consists of one common share of the Company and one-half of one non-transferable common share purchase warrant exercisable to purchase an additional common share of the Company at a price of $0.30 per share until expiry on June 27, 2004.

In conjunction with the offering, the Company issued the agent 759,000 agent's warrants and 50,000 common shares for corporate finance and sponsorship fees. The agent's warrants are exercisable to purchase one common share of the Company at a price of $0.25 per share until expiry on June 27, 2004.

At June 30, 2003, the 1,897,500 warrants and 759,000 agent's warrants were outstanding.

(e) Stock options:

(*i*) Cusil Venture Corporation:

Prior to the business combination (note 3), the stock option continuity of Cusil, all of which were exercisable, was as follows:

Exercise date	Exercise price	June 30, 2002	Granted	Exercised	Expired/ cancelled	June 27, 2003
August 8, 2003	$ 0.23	364,000	-	(248,000)	-	116,000

Exercise date	Exercise price	June 30, 2001	Granted	Exercised	Expired/ cancelled	June 30, 2002
August 8, 2003	$ 0.23	-	364,000	-	-	364,000

(*ii*) InNexus Biotechnology Inc.:

In connection with the business combination with InNexus, the Company granted stock options to non-employees to acquire up to an aggregate of 290,000 common shares at $0.25 per share and to directors and employees to acquire up to an aggregate of 1,085,000 common shares at $0.25 per share. These options were granted pursuant to Cusil's incentive share option plan (the "Plan") that allows it to grant options to its employees, officers, directors and consultants to acquire up to 1,700,000 common shares. The Plan received shareholder approval at an extraordinary general meeting on September 6, 2002.

Under the terms of the Plan, the exercise price of each option is determined by the Board of Directors at the time each option is granted, which shall in all cases be not less than the discounted market price of the common shares covered by such option at the date of grant. Options have a maximum term of ten years and terminate thirty days following the date on which the optionee ceases to be employed by or an officer or director of the Company, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the Board at the time the options are granted.

Exercise date	Exercise price	June 27, 2003	Granted	Exercised	Expired/ cancelled	June 30, 2003

August 8, 2003	$ 0.23	116,000	-	-	-	116,000
June 27, 2005	0.25	-	1,375,000	-	-	1,375,000
		116,000	1,375,000	-	-	1,491,000
Weighted average exercise price		$ 0.23	$ 0.25	-	-	$ 0.25

(e) Stock options:

(*ii*) InNexus Biotechnology Inc. (continued):

Subsequent to June 30, 2003, 60,000 of the $0.23 options were exercised and 56,000 expired.

Under new accounting standards for stock-based compensation (note 2(d)), a total of 140,000 options that were granted to non-employees, which were earned during 2003, are recorded in these financial statements at their estimated fair value of $21,955. A further 50,000 options granted to non-employees will vest each quarter for the next three consecutive quarters and will be recorded each quarter at their estimated fair value as they are earned. If the fair value method of accounting had been applied to stock options granted to employees, the pro forma effect would have been to record additional stock-based compensation expense of $146,628, as follows:

Year ended June 30, 2003:		
Loss for the year, as reported	$	466,862
Additional stock-based compensation expense		146,628
Loss for the year, pro forma	$	613,490
Basic and diluted loss per share, as reported	$	0.06
Basic and diluted loss per share, pro forma		0.08

The fair value of each option grant has been calculated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 1.25 years; volatility of 231%; no dividend yield; and a risk free interest rate of 3.07%. The estimated fair value of stock options granted during 2003 is $0.16 each.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

9. Income taxes:

Substantially all of the difference between the actual tax expense (recovery) of nil and the expected provincial/state statutory corporate income tax recovery relates to losses not recognized.

The significant components of the Company's future income tax assets and liabilities at June 30, 2003 and 2002 are as follows:

	2003	2002
Future income tax assets		
Losses carried forward:		
Canada	$ 374,000	$ -

United States		76,000	76,000
Total future income tax assets		450,000	76,000
Valuation allowance		(450,000)	(76,000)
Future income tax assets, net of allowance	$	-	$ -

At June 30, 2003, the Company has available losses for tax purposes in Canada of approximately $1,050,000 (2002 $542,000) which may be applied to reduce taxable income until 2010 and losses for tax purposes in the United States of US$214,000 (2002 - US$214,000) which may be available for carry forward to 2013.

10. **Financial instruments:**

As at June 30, 2003 and 2002, in all material respects, the carrying amounts for the Company's cash, GST receivable and accounts payable and accrued liabilities approximate fair value due to the short term nature of these instruments. The Company is unable to determine the fair value of the amounts due to related parties, the loan payable to Immune and the promissory notes payable to Cusil with sufficient reliability due to the nature of those obligations and the lack of a ready market for such financial instruments.

11. **United States generally accepted accounting principles:**

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which are substantially the same as principles applicable in the United States and practices prescribed by the United States Securities and Exchange Commission, except for the following:

(a) Technology rights:

Under Canadian generally accepted accounting principles ("Canadian GAAP"), research and development costs for a project that meets accepted criteria for deferral and amortization, or expenditures relating to the acquisition of technology and other assets and patent and trademark rights which relate to in-process research and development, may be deferred and amortized to expense in a rational and systematic manner. Under United States generally accepted accounting principles ("US GAAP"), research and development costs are charged to expense when incurred. In the Company's case, application of US GAAP on the accounting for these costs would not materially affect the Company's financial statements.

(b) Stock-based compensation:

Under Canadian GAAP, the Company accounts for stock options granted to employees and directors by the settlement method, and therefore no compensation expense is recognized for stock options granted.

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "*Accounting for Stock-Based Compensation*" ("SFAS 123") for US GAAP purposes for stock option grants to employees and directors. Had compensation expense been determined based on fair value at the date of grant consistent with the measurement provisions of SFAS 123, loss for the year ended June 30, 2003 under US GAAP would have been the pro forma numbers indicated in note 8(e)(*ii*).

As there were no options granted by InNexus prior to July 1, 2002, no pro forma disclosure for periods prior to 2003 is required. The fair value on the grant date has been estimated using the

Black-Scholes option-pricing method using the assumptions disclosed in note 8(e)(*ii*).

Under US GAAP, the stock-based compensation expense reported in the statement of operations would not be presented separately, but would be allocated to the related expense category.

(c)   Additional disclosures required for development stage companies:

United States GAAP requires summary disclosure of all shareholders equity transactions from inception to the latest reporting period for companies in the development stage. Share capital and additional paid-in capital transactions for InNexus and Cusil, subsequent to the June 27, 2003 transaction with InNexus, are disclosed in note 8(b). However, the statement of deficit accumulated during the development stage only discloses changes during the periods since the year ended December 31, 2000.   Accordingly, the detailed statement of deficit accumulated during the development stage for the period from inception on July 20, 1997 to June 30, 2003 is as follows:

Loss for the period ended:

December 31, 1997	$239,511
December 31, 1998	76,113
December 31, 1999	-
December 31, 2000	-
December 31, 2001	313,560
June 30, 2002	256,878
June 30, 2003	466,862
Deficit accumulated during the development stage at June 30, 2003:	$1,352,924

(d)   Recent United States accounting standards:

None of the new pronouncements issued by the Financial Accounting Standards Board ("FASB") during the year ended June 30, 2003 are expected to have a material impact on the Company's financial statements.

The FASB and Emerging Issues Task Force ("EITF") issued a variety of interpretations during the year ended June 30, 2003, including the following interpretations with wide applicability:

- Financial Interpretation No. 45 ("FIN 45"), "*Guarantor's Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*" which addresses disclosure and initial recognition and measurement provisions related to guarantees.   The disclosure provisions became effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.

- Financial Interpretation No. 46 ("FIN 46"), "*Consolidation of Variable Interest Entities*", which addresses the consolidation of variable interest entities (formerly referred to as "Special-Purpose Entities").   The Interpretation is effect for interim or annual periods beginning after June 15, 2003.

- The EITF reached a consensus on issue 00-21, "*Revenue Arrangements with Multiple Deliverables*". This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

Although the Company has not completed its evaluation of the implications of EITF 00-21 on the Company's future financial statements, neither FIN 45 nor FIN 46 are expected to currently impact the Company's financial statements.

There would be no differences in assets, liabilities and shareholders' equity (deficiency), loss for the period or cash provided by (used in) operations, investments and financing under US GAAP, as compared to the amounts reported in these financial statements.

ITEM 18. FINANCIAL STATEMENTS.

Not applicable as our consolidated financial statements have been prepared in accordance with Item 17.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this Registration Statement:

(a) Financial Statements and Reports referred to in Item 17

(b) Exhibits

1.1.	Memorandum of Incorporation of InNexus Biotechnology Inc., as altered*;
1.2.	Certificate of Change of Name*;
1.3.	Altered Articles of InNexus Biotechnology Inc. *;
2.1	Specimen Certificate of Common Shares of InNexus Biotechnology Inc. *
4.1.	Sponsorship and Agency Agreement between us and Northern Securities Inc. (formerly Georgia Pacific Securities Corporation) dated July 31, 2002 for sponsoring the Share Exchange transaction*;
4.2	Amending Agreement between us and Northern Securities Inc. dated November 12, 2002 amending the terms of the original sponsorship agreement*;
4.3	Loan Agreement dated for reference November 30, 2001 between us and InNexus Inc. whereby we agreed to loan money to InNexus Inc. *;
4.4	Promissory Note dated for reference November 30, 2001, as amended, in favour of us with respect to advances to InNexus Inc. under the above referenced Loan Agreement*;
4.5	General Security Agreement dated for reference November 30, 2001 granted by InNexus Inc. in favour of us with respect to all of its present and after-acquired assets granted as security for the loan under the above referenced loan agreement and promissory note*.
4.6	Share Exchange Agreement dated December 5, 2001 among us, InNexus Inc., Alton C. Morgan, Gail Thurston and Garth Likes for our acquisition of all the shares in InNexus Inc. and our reverse takeover of InNexus Inc. *;
4.7	Agreement between InNexus Inc., us and ImmPheron Inc. dated for reference February 27, 2002 for the acquisition of SuperAntibody Technology not yet acquired by InNexus Inc. from ImmPheron Inc. *;
4.8	Debt Settlement Agreement among InNexus Inc., us and IMM dated for reference March 18, 2002 for the settlement of debt owing to IMM*;
4.9	Finders Agreement between us and L. Grant Young for introducing us to InNexus Inc. *;
4.10	Debt Settlement Agreements between us, InNexus Inc. and Dr. Alton C. Morgan, Gail Thurston and Garth Likes respectively for the settlement of debts owed by InNexus Inc. *;
4.11	Escrow Agreement dated June 27th, 2003 among us, Pacific Corporate Trust Company as our Transfer Agent and the respective holders of escrow shares to be issued under the Share Exchange Agreement*;

4.12   Stock Option Plan and form of option agreement*;

4.13   Exchange Agreement dated June 27th, 2003 among us, InNexus Exchange Corp. and the holders of the Exchangeable Preferred Shares*;

4.14   Asset transfer agreement dated June 27th, 2003 among InNexus Biotechnology International Limited, InNexus Inc. and ImmPheron Inc. respecting transfer of SuperAntibody Technology to InNexus Biotechnology International Limited*;

4.15   Investor Relations Agreement between us and NVR Capital Corp. respecting the provision of investor relation services*;

4.16   Sub-license Agreement between InNexus Inc. and IMM dated for reference June 6, 2002 relating to 1F7*;

4.17   License Agreement between InNexus Biotechnology International Limited and Corixa Corporation dated for reference August 13, 2003 for the worldwide development and marketing of certain monoclonal antibody products, modified by SuperAntibody Technology, for human use*;

4.18   Research and Development Agreement between InNexus Biotechnology International Limited and Corixa Corporation dated for reference August 13, 2003 where both parties agreed to perform a collaborative study to evaluate the feasibility and potential for SuperAntibody Technology to be used with Corixa's proprietary monoclonal antibodies*;

4.19   Licensing Agreement between InNexus Inc. and BioKinetix Research, Inc. ("BIOK") dated for reference January 7, 2002 which granted Beglend Corporation and its research and development affiliate entity, BIOK, a license to exploit certain licensed technology*;

4.20   Assent to assignment of rights between InNexus Inc. and BIOK whereby InNexus Inc. agreed to the assignment of all BIOK's rights under the Licensing Agreement to RJV Networks, Incorporated*;

4.21   Consulting agreement between us and West Oak Capital Group, Inc. retaining the services of Stuart Rogers to act as our Chief Financial Officer*;

4.22   Employment agreement between us and Alton C. Morgan dated for reference the 27th day of June, 2003*;

4.23   Employment agreement between us and Gail Thurston dated for reference the 27th day of June, 2003*;

4.24   Consulting agreement between us and Beloud Management Consultants Ltd. dated for reference the 7th day of July, 2003*;

4.25   Consulting Agreement between us, Garth Likes and 672442 B.C. Ltd. dated for reference January 15, 2004*;

4.26   Option Extension Agreement between us and ImmPheron Inc. dated for reference May 19, 2004;

8.1   Our subsidiaries*. See Item 4. A. History and Development Of The Company;

10.1   Consent of KPMG LLP, Chartered Accountants;

12.1   Officer certificate;

12.2   Officer certificate; and

13   Sarbanes-Oxley certificate.

*Previously filed as exhibits to, and incorporated herein by reference from, the company's Registration Statement on Form 20-F (File No.: 0-50656 filed on March 30, 2004).

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

InNexus Biotechnology Inc.

Date: May __th , 2004

Dr. Alton C. Morgan
Chief Executive Officer

Stuart Rogers
Chief Financial Officer

Exhibit 8.1

LIST OF SUBSIDIARIES

The following companies are subsidiaries of InNexus Biotechnology Inc. as of May 21, 2004:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION	OWNERSHIP
North Bioscience Inc.	British Columbia, Canada	100%
InNexus Biotechnology International Limited	Barbados	100%
InNexus Inc.	State of Washington	100%
InNexus Exchange Corp.	State of Nevada	100%

For details see Item 4 - "Information On The Company"

Exhibit 10.1

ACCOUNTANTS' CONSENT

The Board of Directors
InNexus Biotechnology Inc.

We consent to the use of our audit report dated September 24, 2003 on the consolidated balance sheets of InNexus Biotechnology Inc. (formerly Cusil Venture Corporation) as at June 30, 2003 and 2002, and the consolidated statements of operations and deficit and cash flows for each of the year ended June 30, 2003, the six months ended June 30, 2002, the years ended December 31, 2001 and 2000 and the period from incorporation on July 20, 1997 to June 30, 2003 included herein and to the reference to our firm under the heading "Experts" in the registration statement. Our report dated September 24, 2003 contains additional comments for U.S. readers that states that conditions and events exist that cast substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

"KPMG LLP"

Chartered Accountants

Vancouver, Canada
May 27, 2004

Exhibit 12.1

CERTIFICATION

I, Alton Charles Morgan, President and Chief Executive Officer, certify that:

1.   I have reviewed this Registration Statement on Form 20-F of InNexus Biotechnology Inc. (the "Company");

2.   Based on my knowledge, this Registration Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Registration Statement;

3.   Based on my knowledge, the financial statements, and other financial information included in this Registration Statement, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Registration Statement;

4.   The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this registration statement is being prepared;

(b)   Designed such internal control over financial reporting, or caused such control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this Registration Statement our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this registration statement based on such evaluation; and

(d)   Disclosed in this registration statement any change in the Company's internal control over financial reporting that occurred during the period covered by the Registration Statement that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.   The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date <u>May 27, 2004</u>   ***"Alton C. Morgan"***

                                     Alton C. Morgan, President and Chief Executive Officer

Exhibit 12.2

CERTIFICATION

I, Stuart Rogers, Chief Financial Officer, certify that:

1.   I have reviewed this Registration Statement on Form 20-F of InNexus Biotechnology Inc. (the "Company");

2.   Based on my knowledge, this Registration Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Registration Statement;

3.   Based on my knowledge, the financial statements, and other financial information included in this Registration Statement, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Registration Statement;

4.   The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this registration statement is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this registration statement our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Registration Statement based on such evaluation; and

   (d)   Disclosed in this Registration Statement any change in the Company's internal control over financial reporting that occurred during the period covered by the registration statement that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.   The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date <u>May 27, 2004</u>   <u>*"Stuart Rogers"*   </u>
                                                Stuart Rogers, Chief Financial Officer

Exhibit 13

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Registration Statement of InNexus Biotechnology Inc. (the "Company") on Form 20-F (the "Report"), each of the undersigned, Alton Charles Morgan, President and Chief Executive Officer of the Company, and Stuart Rogers, Chief Financial Officer of the Company, hereby certifies pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 27, 2004   *"Alton Charles Morgan"*
                             Alton Charles Morgan
                             President and Chief Executive Officer

Dated: May 27, 2004   *"Stuart Rogers"*
                             Stuart Rogers
                             Chief Financial Officer